07028229

11/14

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Student Transportation of America Ltd. / ULC Student Transp. of America

*CURRENT ADDRESS Suite 2400
250 Yonge St.
Toronto, Ontario M5B 2M6

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 9 2007
THOMSON FINANCIAL

FILE NO. 82- 35136

FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: EBS

DAT: 11/27/07

# STUDENT TRANSPORTATION OF AMERICA LTD.

Annual Report 2007



*Student Transportation of America®*

## ON THE ROAD TO EXCELLENCE

Audited Financial Statements and Management's Discussion and Analysis
For the year ended June 30, 2007

STB.UN LISTED TORONTO STOCK EXCHANGE TSX

STB LISTED TORONTO STOCK EXCHANGE TSX

Dear Fellow Shareholders,

Success for STA is a never ending journey, taken one step at a time. This past year I am pleased to report we have taken several important steps and actions to increase our ability to achieve our mission.

We have achieved some financial milestones since our IPO in December 2004 to our recently ended June 30 fiscal year 2007. We nearly doubled our annual revenues; more than doubled our cash available for distributions, lowered our cost of capital and increased our number of shareholders.

STA has also performed in our operations, particularly over the last six years, as we have tripled our fleet size and yet have maintained our average aged fleet at 5.3 years, one of the youngest in the industry. We continue to be a leader in clean air fuel initiatives and have upgraded our fleet to include environmentally friendly Compressed Natural Gas (CNG) vehicles and new Ultra Low Sulfur Emissions (ULEV) vehicles for cleaner burning fuel throughout our fleet.

This past fiscal year we concentrated on building our operating regions for future growth and have added capacity to our regional staffs to prepare for the next phase of our A-B-C growth strategy (Acquisitions, Bids and Conversions).

While we remain focused on the acquisition segment of our growth strategy, we continue to win bids in targeted areas and have been successful this past year again with additional conversions in Pennsylvania.

We expanded our Canadian operations this past year through our subsidiary, Student Transportation of Canada, and subsequent to the fiscal year end announced new additional locations in Ontario that will double our fleet size and our cash flows in Canada. We have achieved much success in our operations and will continue to make Canada a priority of our growth program.

As of our latest census date we now employ over 5,000 dedicated employees who keep the wheels in motion. I thank the drivers, mechanics, safety personnel, terminal managers and dispatchers for their hard work on delivering the service our customers have come to expect; safe and on-time transportation to and from school.

While our 22% compounded annual growth rate of revenues for the last several years is important, our base business continues to be solid in performance. Fiscal 2008 will be no exception. We intend to continue our focus on growth in our regions while challenging ourselves to improve our performance in all the standards we measure.

In 1997 when we started, we had a slogan that our focus would be "40 buses in the middle of nowhere." Since that time we have been, and continue to be, a growing company. Soon we will add to that focus, "150 buses in the middle of somewhere." There continues to be tremendous growth available for STA but we must remain prudent in our diligence and our approach to these growth opportunities as we have done in the past.

Fiscal 2007 also saw us continue our change from an Income Participating Security (IPS) structure to a more simplified common share structure with qualified dividends. Our subsequent to year end exchange offer this past September was highly successful and a huge vote of confidence by shareholders in our new direction.

The industry continues to change with the top two players announcing their intentions to merge this year. Our feeling is this will create a new set of growth opportunities for our company as a result of the approved merger.

STA's ridership and passenger count continues to increase as we are situated in areas most likely to see enrollment and population increases. Security issues surrounding the long distances children are walking to school are prompting changes in school policies in favor of the yellow bus, which we believe will improve our organic growth.

While things are changing in our company and industry, things remain constant. Kids have to go to school. This year we plan to strengthen the skills and the capabilities of our people to prepare for the new growth. We expect and continue to build on our reputation as a quality service provider.

We would like to thank you, our shareholders, for your continued support and I assure you that your company, its Board of Directors and its management are stronger than ever.

Thank you for joining us "On the road to excellence".

Denis J. Gallagher

Chairman of the Board and Chief Executive Officer

# Operating Regions


Ontario
MN
ME
VT
NH
NY
CT
PA
NJ
IL
CA

Student Transportation of America

Student Transportation of Canada Inc

- New England
  Connecticut, Maine
  New Hampshire, Vermont
  Office: Acton, MA
- Mid-Atlantic
  New Jersey,
  New York
  Office: Wall, NJ
- Pennsylvania
  Office: Carnegie, PA
- Midwest
  Illinois, Minnesota
  Office: Harvey, IL
- West
  California
  Office: Goleta, CA
- Ontario, Canada
  Office: Breslau, ON

# Corporate Governance

We at Student Transportation fully understand that earning the trust of investors comes from demonstrated honesty, transparency and sound governance. Our Board of Directors is dedicated to the highest standards of corporate governance. As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58-201, the guidelines of the Canadian Securities Administrators. The Board is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

Student Transportation's board consists of seven directors, of whom five are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance.

## Policies

The Board has adopted several policies that reflect best practices in governance and disclosure:

**Board Mandate** – Defines the role and responsibilities of the Board of Directors.

**Disclosure Policy** – Ensures the Company adheres to best practices in disclosing and disseminating material information.

**Code of Conduct** – Sets out the ethical principles guiding all directors, officers and employees of Student Transportation.

**Insider Trading Policy** – Strictly limits trading by management, the Board and other insiders.

**"Whistleblower" Policy** – Spells out confidential complaint procedures regarding illegal or unethical behaviour.

All policies, along with the committee charters, are available on Student Transportation's investor web site at www.sta-ips.com.

## Committees

### Audit Committee

Student Transportation's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent auditors of Student Transportation report directly to the Audit Committee. The Committee is also responsible for directing the auditors' examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met six times during fiscal 2007. Each member of the Audit Committee is independent of management and deemed financially literate by Multilateral Instrument 52-110 which prescribes certain requirements for audit committees.

Members: George Rossi (Chair), David Scopelliti, Victor Wells, Irving R. Gerstein

### Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee of Student Transportation is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The Compensation, Nominating and Corporate Governance Committee of Student Transportation met five times during fiscal 2007. Two of the three members of the committee are independent of management.

Members: Irving R. Gerstein (Chair), Kenneth B. Needler, Robert E. Reilly

## Directors

### Denis J. Gallagher

Chairman of the Board and Chief Executive Officer

As Founder, Chairman and Chief Executive Officer of STA, Mr. Gallagher has over 30 years of experience in the passenger transportation industry. He previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During his tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, he was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996.

Mr. Gallagher played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. He is involved in numerous industry and community activities. He served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007.

### Irving R. Gerstein

Lead Director

A retired executive, Mr. Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc. He also served as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of 25 years, and is currently a member of its Research Committee.

### Kenneth B. Needler

Mr. Needler is the former President and Chief Operating Officer of STA Holdings. He began his career in the passenger transportation industry in 1972 with a company that was subsequently acquired by Laidlaw, Inc. He was named President and Chief Operating Officer of the company in July 1999, and served as such until June 30, 2005, after being appointed to the company's Board of Directors in 1998. Between 1972 and 1990, he served in a number of management capacities at Laidlaw, Inc. including Division Manager, Regional Vice President, and President of the Canadian school bus operations. In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group.

## George Rossi

Mr. Rossi is a consultant and corporate director. He serves on the boards of several public and private entities including Kangaroo Media, a Montreal-based manufacturer and distributor of portable multi-media, Dolan Media, a NYSE-listed publisher of local business and legal newspapers in the United States, OFI, a manufacturer and distributor of insulation products, and Radio Nord Communications, a Quebec broadcaster. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002-2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company.

## David Scopelliti

Mr. Scopelliti is the Managing Director — a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. David also sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to GarMark, he was a Managing Director – Corporate Development and Client Service at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security indmstry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the founder and head of ING's New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing.

## Robert E. Reilly

Mr. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, he was the President and a director of DHR International, an executive search firm in the U.S. In this capacity, he successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in various industries. Prior to joining DHR, Mr. Reilly served as a Senior Vice President, Strategic Group of LaSalle Partners, now Jones Lang LaSalle. As coordinator of LaSalle's firm-wide New Business Development, he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively.

## Victor Wells

Mr. Wells is a director of, and is Chair of the Audit Committee for, MagIndustries Corp. and Northstar Healthcare Inc. He formerly was a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2007. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September24, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.*

All references to "$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars.

**Recent Developments – Exchange Offer**

Student Transportation of America Ltd. ("STA" or the "Company") together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). The Issuer, over the last twelve months, has taken various steps to enhance the liquidity of STA common shares and facilitate the separation of the IPSs. These steps included (i) the separate listing and posting for trading of the common shares of STA and the 14% subordinated notes of STA ULC in September 2006; (ii) the October 2006 and December 2006 TSX approval of the Company's normal course issuer bids for a portion of the issued and outstanding 14% subordinated notes and IPSs, respectively, as appropriate opportunities arise from time to time; and (iii) the issuance of 3,010,000 common shares of STA pursuant to a private placement transaction in March 2007.

As the next step in the process to enhance the liquidity of the common shares and facilitate the separation of the IPSs, the Company announced an exchange offer (the "Exchange Offer") on July 30, 2007, under which the holders of the 14% subordinated notes of STA ULC were offered 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of 14% subordinated notes. The Exchange Offer expired on September 4, 2007, and 7,969,609 common shares of STA were issued in exchange for Cdn. $45.8 million in principal amount of 14% subordinated notes of STA ULC tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

**General**

STA is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary STA ULC, completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 IPSs. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of Subordinated Notes of STA ULC Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One common shares") at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs on a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors.

Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchased for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowered the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would have come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at June 30, 2007.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. The Company recognized $0.9 million in non-cash stock based compensation expense related to these grants during the 2006 fiscal year fourth quarter ended June 30, 2006. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the first quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the remaining quarters of the 2007 fiscal year. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at June 30, 2007.

On December 14, 2006, STA Holdings entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Issuer intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Subordinated Notes under the normal course issuer bid(s) either through borrowings on its credit facility or out of available cash. Any purchase of IPSs and/or Subordinated Notes will be made at market prices and the IPSs and/or Subordinated Notes will be cancelled upon their purchase by the Issuer. During the period from December 15, 2006 through June 30, 2007, the Issuer purchased for cancellation 56,000 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices filed with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to a private placement transaction with a syndicate of underwriters (the "Common Share Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.6% interest in STA Holdings as at June 30, 2007 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

## Results of Operations (in 000's of US$, except per share data)

*Summary Table of Financial Results*

| | Three Months Ended June 30, 2007 | Three Months Ended June 30, 2006 | Fiscal Year Ended June 30, 2007 | Fiscal Year Ended June 30, 2006 | 192 Day Period Ended June 30, 2005 |
|---|---|---|---|---|---|
| Revenues | $ 45,808 | $ 37,860 | $ 168,110 | $ 132,995 | $ 62,738 |
| Costs and expenses | | | | | |
| Cost of operations | 31,998 | 27,256 | 122,251 | 95,424 | 43,762 |
| General and administrative | 4,794 | 3,554 | 17,136 | 12,802 | 6,059 |
| Non-cash stock compensation | - | 919 | 1,862 | 919 | - |
| Depreciation expense | 5,614 | 4,837 | 18,596 | 14,964 | 8,843 |
| Amortization expense | 897 | 1,633 | 5,889 | 6,198 | 3,248 |
| Total operating expenses | 43,303 | 38,199 | 165,734 | 130,307 | 61,912 |
| Income (loss) from operations | 2,505 | (339) | 2,376 | 2,688 | 826 |
| Interest expense | 3,819 | 3,548 | 15,834 | 13,262 | 5,727 |
| Unrealized gain on derivative contracts | (4,338) | (2,088) | (1,481) | (4,262) | (1,000) |
| Other (income) expense, net | (6) | 11 | (642) | 52 | 86 |
| Income (loss) before income taxes and minority interest | 3,030 | (1,810) | (11,335) | (6,364) | (3,987) |
| Provision (recovery) of income taxes | 1,280 | (1,083) | (4,391) | (2,695) | (1,418) |
| Minority interest | 62 | 130 | 170 | 226 | 24 |
| Net income (loss) | $ 1,688 | $ (857) | $ (7,114) | $ (3,895) | $ (2,593) |
| Net income (loss) per share | $ 0.07 | $ (0.04) | $ (0.33) | $ (0.26) | $ (0.20) |

| **Balance Sheet Data** | Fiscal Years Ended June 30, 2007 | 2006 | 2005 |
|---|---|---|---|
| | (thousands of dollars) | | |
| Total assets | 257,985 | 254,179 | 178,650 |
| Total long-term liabilities | 148,126 | 139,471 | 112,746 |

*Seasonality*

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

*Growth*

The Company closed two acquisitions during fiscal 2007, one in July 2006 and one in late November 2006. In addition, the Company closed six acquisitions during fiscal 2006, one in late September 2005, two in early November 2005, one in March 2006 and two during the fourth quarter of fiscal 2006, including the acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

The acquisition of PCI added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within the states of Illinois and Minnesota. The PCI purchase and sale agreement includes contingent purchase price payment provisions related to two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006. The Company has included an estimate of the contingent purchase price payment amounts in liabilities as at June 30, 2007. During the first few operating months of the 2006 – 2007 school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a recurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract added approximately 180 vehicles to the Company's existing business in California during the 2006-2007 school year. During the first few operating months of the 2006-2007 school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has continually recruited and trained potential drivers during the period. While the driver shortage has improved, the Company continued to experience higher than originally anticipated driver wages resulting from the local market wage increase implemented at the beginning of the current school year. Further, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but continues to be a party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year. As a result of not having such a facility, the Company outsourced the maintenance of the Riverside buses for the entire school year, which resulted in higher than originally anticipated maintenance costs. In July 2007, the Company signed new leases for two facilities in Riverside to better serve the Riverside contract. The Company anticipates the two new facilities will lead to improvements in operating and maintenance costs going forward.

The remaining growth contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006 (excluding PCI and Riverside) continue to be in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside, management believes that both operations still represent sound operations that will be accretive to the Company on an annualized basis.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

*Managed and Leased Fleet Business*

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In July 2006, the Company entered into an operating lease agreement with GE Capital to lease $5.4 million in replacement school vehicles for the 2006 – 2007 school year. In December 2006, the Company leased an additional $1.4 million in replacement school vehicles under the GE Capital operating lease agreement, Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 10% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts and there were no leased vehicles. The reduction in the percentage of our fleet operated under managed contracts and the operating lease program resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California where the school district took the transportation services back in-house effective December 31, 2006. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing. While the $6.8 million lease of replacement school vehicles has been an attractive alternative to purchasing such due to the low cost of financing, it effectively accelerates expense recognition of approximately $9.3 million through operating lease payments over the six year lease term compared to depreciation of purchasing the vehicles which would then be depreciated based on usage over a period approximately 11 years.

***Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006***

*Revenues:* Revenues for the fourth quarter of fiscal year 2007 were $45.8 million compared to $37.9 million for the fourth quarter of fiscal year 2006, representing an increase of $7.9 million, or 21.0%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year fourth quarter includes a partial quarter of operations for the two acquisitions closed in the fourth quarter of fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back-in house effective December 31, 2006.

Revenue for the fourth quarter of fiscal year 2007 also reflected approximately $1.1 million in recovery of amounts deferred at the end of the third quarter due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the third quarter of the 2006 - 2007 fiscal year. Revenue for the fourth quarter of fiscal year 2006 reflected a $0.2 million recovery of amounts deferred at the end of the third quarter of the prior fiscal year due to inclement weather experienced in the Northeast U.S. during the prior year period.

The timing of acquisitions and the new bid-in contracts accounted for $6.0 million in new business growth, which was partially offset by a $1.3 million revenue reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. Additionally, the current fourth quarter includes an incremental $0.9 million revenue recovery over the prior year fourth quarter based on the make up of the weather and strike days. The remaining $2.3 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

*Cost of Operations:* Cost of operations for the fourth quarter of fiscal year 2007 was $32.0 million compared to $27.3 million for the fourth quarter of fiscal year 2006, an increase of $4.7 million or 17.4%. The timing of acquisitions and the new bid/conversion contracts accounted for $4.6 million of the total increase in cost of operations, which was partially offset by a $1.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.2 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel expense and operating costs, partially offset by lower insurance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million due primarily to higher driver's wages associated with the incremental revenue, and decreased as a percentage of revenue to 40.4% in the fourth quarter of fiscal year 2007 from 41.7% in the fourth quarter of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million, due primarily to higher employee medical insurance and increased as a percentage of revenue to 9.9% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. Cost of fuel for the fourth quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.3 million higher than the fourth quarter of fiscal year 2006, and as a percentage of revenue remained flat at 8.3% for the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.2 million to the counterparty under the fuel swap transaction during the fourth quarter of fiscal year 2007 relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the fourth quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the fourth quarter of fiscal year 2007. Insurance expense, net of new business and contracts not renewed for the fiscal year 2006, was $0.8 million lower than the prior year fourth quarter and decreased as a percentage of revenue to 2.0% in the fourth quarter of fiscal year 2007 from 4.4% in the fourth quarter of fiscal year 2006. The decrease in insurance expense related primarily to improved trends in claim accruals.

*General and Administrative Expense:* General and administrative expense for the fourth quarter of fiscal year 2007 was $4.8 million compared to $3.6 million for the fourth quarter of fiscal year 2006, an increase of $1.2 million or 34.9%. As a percentage of revenues, total general and administrative expense increased to 10.5% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.2 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.1 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $0.6 million, primarily related to year end severance expense, higher consulting and professional fees and higher facility costs.

*Non-Cash Stock Compensation:* Non-cash stock compensation expense for the fourth quarter of fiscal year 2006 was $0.9 million. This non-cash expense related to the issuance of 133,549 shares of Class B – Series Two stock of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP. There were no issuances of shares pursuant to the EIP during the fourth quarter of fiscal year 2007.

*Depreciation Expense:* Depreciation expense for the fourth quarter of fiscal year 2007 was $5.6 million compared to $4.8 million for the fourth quarter of fiscal year 2006, an increase of $0.8 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 12.3% for the fourth quarter of fiscal year 2007 from 12.8% for the fourth quarter of fiscal year 2006.

*Amortization Expense:* Amortization expense for the fourth quarter of fiscal year 2007 was $0.9 million compared to $1.6 million for the fourth quarter of fiscal year 2006, a decrease of $0.7 million. As a percentage of revenues, amortization expense declined to 2.0% for the fourth quarter of fiscal year 2007 from 4.3% for the fourth quarter of fiscal year 2006. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

*Income from Operations:* Income from operations was $2.5 million for the fourth quarter of fiscal year 2007 compared to a loss from operations of $0.3 million for the fourth quarter of fiscal year 2006, an increase of $2.8 million resulting from the operating line items discussed above.

*Interest Expense:* Interest expense for the fourth quarter of fiscal year 2007 was $3.8 million compared to $3.5 million for the fourth quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $4.2 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006.

*Unrealized Gain on Derivative Contracts:* Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $4.3 million for the fourth quarter of fiscal year 2007 and $2.0 million for the fourth quarter of fiscal year 2006, which primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

*Income (Loss) before Income Taxes and Minority Interest:* Income before income taxes and minority interest was $3.0 million for the fourth quarter of fiscal year 2007 compared to a loss before income taxes and minority interest of $1.8 million for the fourth quarter of fiscal year 2006, an improvement of $4.8 million. This improvement resulted primarily from the $2.8 million increase in income from operation discussed above, and the $2.3 million increase in unrealized gain on derivative contracts, partially offset by the $0.3 million increase in interest expense.

*Minority Interest:* Minority interest for the fourth quarter of fiscal year 2007 and fourth quarter of fiscal year 2006 amounted to $0.1 million.

*Net Income (Loss):* Net income for the fourth quarter of fiscal year 2007 amounted to $1.7 million, which includes an income tax provision of $1.3 million. Net loss for the fourth quarter of fiscal year 2006 amounted to $0.9 million, and includes a recovery of income taxes of $1.0 million. Net income per common share was $0.07 for the fourth quarter of fiscal year 2007 compared to a net loss of $0.04 for the fourth quarter of fiscal year 2006.

***Twelve months Ended June 30, 2007 Compared to Twelve months Ended June 30, 2006***

*Revenues:* Revenues for the 2007 fiscal year were $168.1 million compared to $133.0 million for the 2006 fiscal year, representing an increase of $35.1 million, or 26.4%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year includes a partial year of operations for the acquisitions closed in fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back in house effective December 31, 2006.

These acquisitions and new bid-in contracts accounted for $36.0 million in new business growth, which was partially offset by a $6.0 million revenue reduction resulting from the four contracts not included in the results for the 2007 fiscal year and the one managed services contract not included in the third and fourth quarters of fiscal year 2007. The remaining $5.1 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

*Cost of Operations:* Cost of operations for the 2007 fiscal year was $122.3 million compared to $95.4 million for the 2006 fiscal year, an increase of $26.9 million or 28.1%. The acquisitions and new bid/conversion contracts accounted for $27.1 million of the total increase in cost of operations, which was partially offset by $4.6 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the third and fourth quarter of fiscal year 2007. The remaining $4.4 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, operating costs and maintenance costs, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $1.5 million due primarily to higher driver's wages and operations wages, but decreased as a percentage of revenue to 41.4% in the 2007 fiscal year from 41.9% in the 2006 fiscal year. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million, due primarily to higher employee medical insurance and higher workers compensation insurance accruals, and increased slightly as a percentage of revenue to 10.3% for the 2007 fiscal year from 10.1% for the 2006 fiscal year. Cost of fuel for the 2007 fiscal year, net of new business and contracts not renewed for the fiscal year 2007, was $1.2 million higher than the 2006 fiscal year, and as a percentage of revenue increased to 8.5% for the 2007 fiscal year from 7.9% for the 2006 fiscal year. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the 2007 fiscal year relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the 2007 fiscal year. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $1.1 million due to the operating lease payments made during the 2007 fiscal year. Maintenance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million primarily due to higher parts expense during the 2007 fiscal year. Insurance costs, net of new business and contracts not renewed for fiscal 2007, decreased $0.5 million primarily due to the improved trends in claims accruals in the second half of fiscal year 2007.

*General and Administrative Expense:* General and administrative expense for the 2007 fiscal year was $17.1 million compared to $12.8 million for the 2006 fiscal year, an increase of $4.3 million or 33.9%. As a percentage of revenues, total general and administrative expense increased to 10.2% for the 2007 fiscal year from 9.6% for the 2006 fiscal year. The acquisitions and new bid in contracts accounted for $1.6 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.5 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the fourth quarter of fiscal year 2007. The remaining $3.2 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $1.5 million, which included year end severance expense of $0.5 million, associated fringe benefits of $0.3 million, professional fees of $0.9 million, travel expenses of $0.1 million and facilities costs of $0.4 million.

*Non-Cash Stock Compensation:* Non-cash stock compensation expense for the 2007 fiscal year was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP. Non-cash stock compensation expense for the 2006 fiscal year was $0.9 million. This non-cash expense related to the initial issuance of 133,549 shares of Class B – Series Two of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP.

*Depreciation Expense:* Depreciation expense for the 2007 fiscal year was $18.6 million compared to $15.0 million for the 2006 fiscal year, an increase of $3.6 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense declined to 11.1% for the 2007 fiscal year compared to 11.3% for the 2006 fiscal year.

*Amortization Expense:* Amortization expense for the 2007 fiscal year was $5.9 million compared to $6.2 million for the 2006 fiscal year, a decrease of $0.3 million. As a percentage of revenues, amortization expense declined to 3.5% for the 2007 fiscal year from 4.7% for the 2006 fiscal year. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

*Income from Operations:* Income from operations was $2.4 million for the 2007 fiscal year compared to income from operations of $2.7 million for the 2006 fiscal year, a decrease of $0.3 million resulting from the operating line items discussed above.

*Interest Expense:* Interest expense for the 2007 fiscal year was $15.8 million compared to $13.3 million for the 2006 fiscal year. The increase in interest expense resulted primarily from an increase of approximately $19.5 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for fiscal 2007 compared to fiscal 2006.

*Unrealized Gain on Derivative Contracts:* Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $1.5 million for the 2007 fiscal year and $4.3 million for the 2006 fiscal year, which reflects the fair value adjustment of the foreign currency exchange contracts which formed an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

*Other (Income) Expense, net:* Other income for the 2007 fiscal year was $0.7 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the 2006 fiscal year totaled $52 thousand, primarily related to losses on asset disposals.

*Loss before Income Taxes and Minority Interest:* Loss before income taxes and minority interest was $11.3 million for the 2007 fiscal year compared to a loss of $6.4 million for the 2006 fiscal year, an increase of $5.0 million. This increased loss resulted primarily from the $2.8 million non cash decrease in unrealized gain on derivative contracts, the $2.6 million increase in interest expense, and the $0.3 million decrease in income from operations items discussed above (which includes the $3.3 million increase in depreciation and amortization expense and the $0.9 million increase in non cash stock compensation expense), partially offset by the $0.7 million increase in other income.

*Minority Interest:* Minority interest for the 2007 fiscal year and 2006 fiscal year amounted to $0.2 million.

*Net Loss:* Net loss for the 2007 fiscal year amounted to $7.1 million, which includes a recovery of income taxes of $4.4 million. Net loss for the 2006 fiscal year amounted to $3.9 million, and includes a recovery of income taxes of $2.7 million. The effective tax rates for the 2007 fiscal year and 2006 fiscal year were 38.7% and 42.3%, respectively. The Company has recorded $24.9 million in net future tax liabilities as at June 30, 2007, which includes $14.9 million in future tax assets primarily associated with a net operating loss carry forward. The future tax assets are expected to be realizable, and no valuation allowance has been recorded in connection with these future tax assets. Net loss per common share was $0.33 and $0.26 for the 2007 fiscal year and the 2006 fiscal year, respectively.

**Liquidity and Capital Resources**

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first nine months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a $45 million loan facility and a Cdn $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement, respectively, to allow for the prepayment of Subordinated Notes in connection with the Exchange Offering (see

"Subsequent Events") resulting from the tender of Subordinated Notes of STA ULC for common shares of STA Ltd.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B – Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36% at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to the Common Share Private Placement. The net proceeds of $16.2 million (after commissions and fees) were used entirely to pay down debt on the credit facility, including the temporary borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

During the fiscal year 2007, net cash provided by operations totaled $10.1 million, which reflects a $5.3 million use of cash for net working capital. The Company's investing activities for the fiscal year 2007 resulted in a use of cash of $20.1 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during fiscal year 2007, (ii) capital expenditures of $11.5 million and (iii) $1.5 million in proceeds on sale of equipment. The Company's financing activities for the fiscal year 2007 represented a source of cash of $7.2 million. Included in these financing activities were (i) $16.2 in net proceeds from the common share issuance completed on March 29, 2007, (ii) $35.0 million in gross proceeds from the Senior Note issuance, (iii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iv) $95.2 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $115.5 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (v) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (vi) $11.1 million in dividend payments made during the fiscal year 2007; (vii) $0.5 million in repurchases of IPSs pursuant to the normal course issuer bid and (viii) and $2.0 million in repayments on seller and other debt.

At June 30, 2007, debt outstanding under the Second Amended and Restated Credit Agreement and Senior Secured Notes were $3.7 million and $35.0 million, respectively. The Company had approximately $70.0 million in borrowing available under the initial loan facilities of the Second Amended and Restated Credit Agreement (excluding the $50 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at June 30, 2007, outstanding debt included approximately $2.7 million in promissory notes due to former owners and equipment financing, and $84.2 million in Subordinated Notes and Separate Subordinated Notes. Upon expiry of the Exchange Offer on September 4, 2007, the Subordinated Notes outstanding at June 30, 2007 were reduced by Cdn. $45.8 million (see "Subsequent Events"). The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional vehicles will approximate $0.2 million per year for the term of the lease. The Company has recorded $1.1 million in operating lease expense for fiscal year 2007 associated with these leases. The Company has also entered into additional operating leases to fund a portion of its replacement vehicles for the upcoming 2007-2008 school year (see "Subsequent Events").

We operate a fleet of approximately 4,500 vehicles as at June 30, 2007, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity swap transaction fixed the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended on June 30, 2007. This swap transaction was designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the fiscal year 2007 relating to the decline in the market price of the commodity hedge instrument during the period. The Company is currently reviewing the use of a similar hedge transaction for the 2007-2008 fiscal year, but has not entered into any such transaction as of the date of this Management's Discussion and Analysis.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year and exited another managed contract in California effective December 31, 2006. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and has reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract. In addition, the Company exited the managed contract in California after the school district opted to take the transportation services back in-house effective December 31, 2006.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares.

**Non-GAAP Measure - Cash Available for Distribution**

The Company distributes a majority of its free cash flows from operations to (a) holders of its IPSs, with a portion of such distributions representing interest payments on its subordinated notes and a portion representing dividends on common shares and (b) to holders of common shares held separately from the IPSs. The Company believes that cash available for distribution provides a useful measure for evaluation of the Company's performance as it outlines the net cash flow generated by the Company and which is available for distribution in the period and sustainable for the next periods. In particular, the Company believes that investors should be able to ascertain the extent to which distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP"). Accordingly, the Company provides a reconciliation of cash available for distribution to cash flow provided by operating activities. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Cash available for distribution, which is not a defined measure under Canadian GAAP, has been prepared by management using reasonable and supportable assumptions, all of which reflect the Company's planned courses of action given management's judgment about the most probable set of economic conditions. However, actual results may differ, perhaps materially from the assumptions made, and readers are cautioned not to place undue reliance on the calculations. The major differences between cash available for distribution and cash provided by operating activities as reported in the Company's financial statements are: (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, (c) cash interest expense, (d) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (e) cash interest expense other than cash interest on the IPS Subordinated Notes, and (f) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

Cash Available for Distributions – reconciliation of cash flow from operations to cash available for distributions.

| | | Three Months Ended 6/30/07 | Fiscal Year Ended 6/30/07 | Fiscal Year Ended 6/30/06 | 192 Day Period Ended 6/30/05 |
|---|---|---|---|---|---|
| **Cash flows provided by operating activities** | | $ 8,069 | $ 10,115 | $ 12,803 | $ 11,354 |
| Adjustments: | | | | | |
| Changes in non-cash working capital items | | (2,687) | 5,293 | 247 | (3,447) |
| Changes in other assets and liabilities | | 61 | (410) | (98) | (14) |
| Cash interest expense | | 3,591 | 14,206 | 11,817 | 5,024 |
| Less: | | | | | |
| Minority interest in cash flow of subsidiaries | | (75) | (599) | (788) | (405) |
| Interest expense (other than noncash and IPS Subordinated Notes) | | (1,051) | (4,468) | (4,940) | (2,055) |
| Cash taxes paid | | - | (89) | (179) | - |
| Maintenance capital expenditures, net | | - | (978) | (5,084) | (1,345) |
| Cash Available for Distributions | US$ | $ 7,908 | $ 23,070 | $ 13,778 | $ 9,112 |
| **Cash Available for Distributions** | **$Cdn** | **$ 9,142** | **$ 27,252** | **$ 16,716** | **$ 11,185** |
| Total Distributions | | | | | |
| Interest on IPS Subordinated Notes | $Cdn | $ 2,789 | $ 11,168 | $ 8,347 | $ 3,644 |
| Dividends on IPS common shares | $Cdn | 2,882 | 11,538 | 8,348 | 3,630 |
| Dividends on common shares | | 418 | 558 | - | - |
| **Total Distributions** | **$Cdn** | **$ 6,089** | **$ 23,264** | **$ 16,695** | **$ 7,274** |

Cash available for distributions for the three and twelve months ended June 30, 2007 is translated into Canadian dollars at weighted average rates of Cdn $1.1561 and $1.1813 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In

June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April, the Company extended the collar transaction another 6 months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the first quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Payments related to these operating leases totaled $1.1 million for the 2007 fiscal year. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the first quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs and common shares are made in Canadian dollars. Cash available for distribution to common share holders and IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions for the 2007 fiscal year were $19.2 million (Cdn $22.7 million) in the aggregate. These distributions include dividends on the STA common share component of the IPS units and interest payments on the Subordinated Notes component of the IPS units (for both IPSs and IPSs that have been separated by holders). Dividends on the common shares issued pursuant to the Common Share Private Placement on March 29, 2007 amounted to $0.5 million (Cdn $0.6 million) for the 2007 fiscal year. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.6 million for the 2007 fiscal year.

**Outstanding Share Data**

As at June 30, 2007, the Company had 23,718,554 common shares issued and outstanding, of which 20,705,554 are represented by IPSs, 3,000 are common shares related to IPSs that have been separated by shareholders and 3,010,000 represent the common shares issued on March 29, 2007 pursuant to the Common Share Private Placement. On September 4, 2007, the Company issued an additional 7,969,609 common shares in connection with the Exchange Offer (see "Subsequent Events"). Pursuant to the Exchange Offer, at September 12, 2007, the Company had 31,688,163 common shares issued and outstanding (including common shares which form part of IPSs) and 11,411,261 IPSs outstanding. Each IPS represents one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes.

### Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and lease obligations. The following table shows our contractual obligations and commitments related to our outstanding indebtedness as at June 30, 2007 and the related payment period by period due (in thousands of dollars).

| | 6/30/07 Balance | FYE 6/08 | FYE 6/09 | FYE 6/10 | FYE 6/11 | FYE 6/12 | Thereafter |
|---|---|---|---|---|---|---|---|
| Second Amended and Restated Credit Agreement | $ 3,650 | $ - | $ - | $ - | $ - | $ 3,650 | $ - |
| Senior Secured Notes | 35,000 | - | - | - | - | 35,000 | - |
| Subordinated Notes and Separate Subordinated Notes | 84,161 | - | - | - | - | - | 84,161 |
| Seller debt | 2,695 | 2,296 | 275 | 95 | 29 | - | - |
| Equipment financing | 16 | 16 | - | - | - | - | - |
| | $ 125,522 | $ 2,312 | $ 275 | $ 95 | $ 29 | $ 38,650 | $ 84,161 |

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

We lease certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. The terms of these leases and other operating leases expire at various times through 2018.

We lease certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. These leases have a six year term and expire in 2012. The operating lease program with GE Capital started in July 2006 and there were no leased vehicles under such program prior to that time.

The following represents future minimum rental payments and operating lease payments under non-cancelable operating leases (in thousands of dollars):

| | Facilities Leases | Vehicle Leases | Total |
|---|---|---|---|
| Year Ended | | | |
| 2008 | $ 5,104 | $ 2,096 | $ 7,200 |
| 2009 | 4,119 | 2,096 | 6,215 |
| 2010 | 3,759 | 2,096 | 5,855 |
| 2011 | 1,868 | 2,096 | 3,964 |
| 2012 and thereafter | 3,182 | 2,937 | 6,119 |
| Total Minimum Payments | $ 18,032 | $ 11,321 | $ 29,353 |

We have employment agreements with certain key employees, providing for minimum aggregate annual compensation of $2.0 million in each calendar year. Additionally, certain of such employment agreements provide for various incentive compensation payments as determined by the Company's board of directors and severance provisions upon termination and/or change in control as defined in such agreements.

**Quantitative and Qualitative Disclosures About Market Risk**

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks during fiscal year 2007.

As at June 30, 2007, our material variable rate borrowings included our outstanding borrowings under the credit agreement. As at June 30, 2007, we had $3.7 million in outstanding indebtedness related to the credit agreement. A 100 basis point increase in interest rates, applied to these borrowings as at June 30, 2007, would result in an approximate $40 thousand annual increase in interest expense or corresponding reduction in cash flow.

In connection with the IPS Offering and subsequent offerings, we are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated distributions from STA., Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated distributions on IPSs and common shares will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, at the time of the IPS Offering we entered into a five year Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2275 to US $1.00 for the total amount of currently anticipated monthly IPS distributions through January 2010. The Company has entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2007, the Company had 57 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

| Contract Dates | Number of Contracts | US$ to be delivered (in millions) | Cdn$ to be received (in millions) | Cdn$ per US$ (weighted average) |
|---|---|---|---|---|
| July 2007-June 2008 | 12 | 11.9 | 14.7 | 1.2275 |
| July 2008-June 2009 | 12 | 11.9 | 14.7 | 1.2275 |
| July 2009-June 2010 | 12 | 12.0 | 14.7 | 1.2224 |
| July 2010-June 2011 | 12 | 13.1 | 14.7 | 1.1171 |
| July 2011-March 2012 | 9 | 10.0 | 10.9 | 1.1022 |
| | | 58.9 | 69.7 | |

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for $5.6 million in annual distributions. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to

U.S. $1.00. In April 2007, the Company extended the collar transaction another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to US $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

At June 30, 2007, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $6.7 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

We are also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation to the impact of fuel price volatility on the Company's results, approximately 50% to 55% of the Company's revenue contracts have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

## Summary of Quarterly Results

| | 1st Qtr 2006 | 2nd Qtr 2006 | 3rd Qtr 2006 | 4th Qtr 2006 | 1st Qtr 2007 | 2nd Qtr 2007 | 3rd Qtr 2007 | 4th Qtr 2007 |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 19,844 | $ 35,358 | $ 39,933 | $ 37,860 | $ 26,116 | $ 46,938 | $ 49,248 | $ 45,808 |
| Net income (loss) | $ (1,426) | $ (1,177) | $ (435) | $ (857) | $ (6,146) | $ (2,414) | $ (242) | $ 1,688 |
| Net income (loss) per share | $ (0.11) | $ (0.08) | $ (0.03) | $ (0.04) | $ (0.30) | $ (0.12) | $ (0.01) | $ 0.07 |

*Seasonality*

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

## Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual Financial and Interim Filings*, the Chief Executive Officer and Chief Financial Officer of the Issuer evaluated the effectiveness of the Issuer's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as at June 30, 2007. Based on that evaluation, the

Chief Executive Officer and Chief Financial Officer have concluded that the Issuer's disclosure controls and procedures were effective as at June 30, 2007 to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, would be made known to them by others within those entities.

## Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

## Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.2 million and $0.3 million to Coast Cities during the 2007 fiscal year and 2006 fiscal year, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company did not make any payments to Reilly Partners during the 2007 fiscal year for executive search services. The Company paid $0.1 million to Reilly Partners during the 2006 fiscal year for executive search services.

## Subsequent Events

On July 30, 2007, the Company announced the Exchange Offer, under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn. $45.8 million principal amount of Notes tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

On July 30, 2007, the Company announced that it had signed new leases for two facilities in Riverside, California. The Company and the school district both sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year, having to outsource the maintenance of the Riverside buses for the entire school year. The Company anticipates using these two new facilities for parking and maintenance which should lead to improvements in operating and maintenance costs going forward.

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliott Coach Lines Limited and Elliott Coach Lines (Fergus) Limited (the "Elliott Acquisition") located in Guelph, Ontario. The Elliott Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

**Forward Looking Statements**

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

**Critical Accounting Policies and Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

*Recent Accounting Prouncements.* The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosure", CICA 3863, "Financial Instruments-Presentation" and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risks associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

*Goodwill and Other Identifiable Intangibles.* Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying amount of goodwill or trade names exceeds their fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading value of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contracts rights. Contract rights, which includes customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customer lives. Covenants not to compete are amortized on a straight line basis over an estimated useful live of 2 to 5 years. Amortization of intangible assets amounted to $5.9 million and $6.2 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. Changes in the aforementioned assumptions could have a significant impact on the impairment testing and amortization expense recorded.

*Impairment of Long-Lived Assets.* Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lives asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

*Insurance Reserves.* As at June 30, 2007, we had approximately $5.1 million in recorded insurance reserves. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

*Stock Based Compensation.* The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

*Income Taxes.* Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantially enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a future tax income asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation, other equipment and intangible assets.

*Accounting for Derivatives and Hedging Activities.* The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

**Risk Factors**

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the common shares and the IPSs and the underlying Common Shares and Subordinated Notes would decline.

## Risks Related to our Business

*We cannot control certain of our operating expenses*

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

*We have significant capital expenditure requirements*

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, the assumed level of maintenance capital expenditures will be zero, or significantly different. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regards to future vehicles pricing and future vehicle specifications.

*Our business depends on certain key personnel*

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

*A greater number of our employees may join unions*

Although approximately 500 of our employees in 8 different locations, out of a total of over 5,000 employees in 76 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

*We face a number of risks in connection with our acquisition strategy*

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

*Our ability to achieve our business objectives depends on many factors, many of which are beyond our control*

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. The Company had 50 contracts that were up for renewal for the 2007 fiscal year. The approximate percentages of fiscal 2007 revenue that are up for renewal in fiscal years 2008 and 2009 are 21% and 16%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

*We may be adversely affected by rising insurance costs*

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

*We may not be insured for certain losses*

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

*Some of our customer contracts may be terminated due to factors beyond our control*

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

## Risks Related to the Capital Structure

*The Issuer is Dependent on the Company for all cash available for distributions*

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the common shares and the Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian CAAP. See "Cash Available for Distribution"

*A significant amount of our cash is distributed, which may restrict potential growth*

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

*STA and STA ULC may not receive dividends from the Company provided for in the dividend policy the board of directors of the Company adopted or any dividends at all*

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Indenture, the Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the Indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

*Subject to restrictions set forth in theIindenture, the Issuer may defer the payment of interest to holders for a significant period of time*

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the Indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

*Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution*

The Subordinated Notes are denominated in Canadian dollars, and payment of the Subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to common share holders and to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional arrangements as contracts related to the initial five year agreement expire and (ii) and entered into additional arrangements subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS distributions for the next five years and approximately 85% of currently anticipated monthly IPS distributions through January 2009, and that STA intends to fund the remaining amount of currently anticipated monthly IPS distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the transactions described above and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow and may adversely affect the Issuer's cash distributions.

*The restrictive covenants in the Second Amended and Restated Credit Agreement, the Note Purchase Agreement, and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies*

The Second Amended and Restated Credit Agreement, Note Purchase Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
- sell assets;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;

- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Second Amended and Restated Credit Agreement and Note Purchase Agreement include other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or in the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under that facility together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

*The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt*

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be interpreted or changed in a manner, which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. On closing of the IPS Offering, the Private Placement of IPSs in October 2005 and the Bought Deal for IPSs in June 2006, the Company received opinions from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to make interest or dividend payments on the Subordinated Notes and the common shares owned by STA and may affect the Company's ability to continue as a going concern.

In addition, such a re-characterization may cause Non-U.S. Holders to be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes.

Status of the Subordinated Notes as debt may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

*There is no active public market for the Common Shares and Subordinated Notes and holders may have limited liquidity*

Although the Common Shares and the Subordinated Notes are listed and posted for trading on the TSX, they do not currently have an active trading market. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares, including the Exchange Offer, there is no guarantee that an active trading market will emerge. Moreover, some of the steps taken to increase the liquidity of the Common Shares, including the Exchange Offer, will reduce the liquidity of the IPSs and the Subordinated Notes. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

For further discussion of the foregoing and other risk factors reference should be made to the Company's Annual Information Form, a copy of which can be obtained at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the years ended June 30, 2007 and 2006

See Note # 7 for summary consolidating financial information

Student Transportation of America Ltd.

Consolidated Financial Statements

For the years ended June 30, 2007 and 2006

## Contents

## AUDITORS' REPORT

To the Shareholders of Student Transportation of America Ltd.:

We have audited the consolidated balance sheets of Student Transportation of America, Ltd. as at June 30, 2007 and 2006 and the consolidated statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 21, 2007

# Student Transportation of America Ltd.
## Consolidated Balance Sheets
*(000's of U.S. Dollars)*

| | As at June 30, 2007 | As at June 30, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 4,025 | $ 7,688 |
| Accounts receivable, net of allowance for doubtful accounts of $187 and $116 at June 30, 2007 and 2006, respectively | 14,975 | 12,206 |
| Inventory | 1,615 | 1,584 |
| Prepaid expenses | 8,991 | 5,989 |
| Other current assets (Note 15) | 3,585 | 3,464 |
| Total current assets | 33,191 | 30,931 |
| Other assets (Note 2) | 7,463 | 7,935 |
| Property and equipment, net (Note 4) | 91,232 | 95,546 |
| Foreign currency exchange contracts (Note 15) | 4,696 | 3,976 |
| Other intangible assets, net (Note 5) | 47,526 | 51,658 |
| Goodwill (Notes 3 and 5) | 73,877 | 64,133 |
| Total assets | $ 257,985 | $ 254,179 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 1,303 | $ 1,577 |
| Accrued expenses and other current liabilities | 13,497 | 12,426 |
| Current portion of long-term debt (Note 7) | 2,312 | 2,450 |
| Total current liabilities | 17,112 | 16,453 |
| Long-term debt (Note 7) | 123,210 | 106,931 |
| Future income tax liability (Note 6) | 24,916 | 32,540 |
| Total liabilities | 165,238 | 155,924 |
| Commitments and contingencies (Notes 11 and 14) | | |
| Minority interest (Note 9) | 2,221 | 7,419 |
| Shareholders' equity | | |
| Common shares (Note 8) | 128,000 | 112,061 |
| Accumulated deficit | (34,101) | (16,326) |
| Cumulative currency translation adjustments | (3,373) | (4,899) |
| Total shareholders' equity | 90,526 | 90,836 |
| Total liabilities and shareholders' equity | $ 257,985 | $ 254,179 |

*See accompanying notes.*

On Behalf of the Board,

Irving R. Gerstein George Rossi

# Student Transportation of America Ltd.
## Consolidated Statements of Operations and Accumulated Deficit
*(000's of U.S. dollars – except share and per share amounts)*

| | Year ended June 30, 2007 | Year ended June 30, 2006 |
|---|---|---|
| Revenues | $ 168,110 | $ 132,995 |
| Costs and expenses: | | |
| Cost of operations | 122,251 | 95,424 |
| General and administrative | 17,136 | 12,802 |
| Non-cash stock compensation | 1,862 | 919 |
| Depreciation expense | 18,596 | 14,964 |
| Amortization expense | 5,889 | 6,198 |
| Total operating expenses | 165,734 | 130,307 |
| Income from operations | 2,376 | 2,688 |
| Interest expense | 15,834 | 13,262 |
| Unrealized gain on foreign currency exchange contracts | (1,481) | (4,262) |
| Other (income) expense | (642) | 52 |
| Loss before income taxes and minority interest | (11,335) | (6,364) |
| Recovery of income taxes (Note 6) | (4,391) | (2,695) |
| Minority interest (Note 9) | 170 | 226 |
| Net loss | (7,114) | (3,895) |
| Accumulated deficit- beginning of year | (16,326) | (5,550) |
| Dividends declared | (10,603) | (6,881) |
| Repurchase of common shares | (58) | |
| Accumulated deficit - end of year | $ (34,101) | $ (16,326) |
| Weighted average number of shares outstanding | 21,503,659 | 15,085,650 |
| **Basic and diluted net loss per common share (Note 8)** | **$ (0.33)** | **$ (0.26)** |

*See accompanying notes.*

# Student Transportation of America Ltd.
# Consolidated Statements of Cash Flows
*(000's of U.S. Dollars)*

| | Year ended June 30, 2007 | Year ended June 30, 2006 |
|---|---|---|
| **Operating activities** | | |
| Net loss | $ (7,114) | $ (3,895) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Minority interest | 170 | 226 |
| Future income taxes | (4,391) | (2,695) |
| Unrealized gain on foreign currency exchange contracts | (1,481) | (4,262) |
| Amortization of deferred financing costs | 1,628 | 1,445 |
| Non cash stock compensation expense | 1,862 | 919 |
| (Gain)/loss on disposal of assets | (161) | 52 |
| Depreciation expense | 18,596 | 14,964 |
| Amortization expense | 5,889 | 6,198 |
| Changes in current assets and liabilities: | | |
| Accounts receivable | (2,842) | 898 |
| Prepaid expenses, inventory and other current assets | (2,093) | (3,534) |
| Accounts payable | (295) | 701 |
| Accrued expenses and other current liabilities | (63) | 1,599 |
| Changes in other assets and liabilities | 410 | 187 |
| Net cash provided by operating activities | 10,115 | 12,803 |
| **Investing activities** | | |
| Business acquisitions, net of cash acquired of $270 and $863 at June 30, 2007 and 2006, respectively | (10,144) | (43,401) |
| Purchases of property and equipment | (11,513) | (22,536) |
| Proceeds on sale of equipment | 1,540 | 328 |
| Net cash used in investing activities | (20,117) | (65,609) |
| **Financing activities** | | |
| Secondary offerings of common shares, net of expenses | - | 54,592 |
| Secondary offerings of 14.0% Subordinated Notes | - | 26,946 |
| Private Placement offering of common shares, net of expenses (Note 8) | 16,227 | - |
| Repurchase of common shares, net of expenses | (346) | - |
| Redemption of 14% subordinated notes | (183) | - |
| Senior Secured Note issuance (Note 7) | 35,000 | |
| Repurchase of Class B Series One common shares (Note 9) | (8,551) | |
| Deferred financing costs | (1,590) | (2,188) |
| Common stock dividends | (11,080) | (7,316) |
| Borrowings on credit facility | 95,163 | 98,612 |
| Payments on credit facility | (115,450) | (111,287) |
| Repayments on seller debt and equipment financing | (1,951) | (522) |
| Net cash provided by financing activities | 7,239 | 58,837 |
| Effect of exchange rate changes on cash | (900) | - |
| Net increase (decrease) in cash and cash equivalents | (3,663) | 6,031 |
| Cash and cash equivalents at beginning of period | 7,688 | 1,657 |
| Cash and cash equivalents at end of period | $ 4,025 | $ 7,688 |

*See accompanying notes.*

(000's of U.S. Dollars, unless specified)

**1. General**

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn $10,857, ($8,854). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions

(000's of U.S. Dollars, unless specified)

**1. General (continued)**

(including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its credit facility or out of available cash. Any

(000's of U.S. Dollars, unless specified)

**1. General (continued)**

purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. The Company purchased for cancellation 56,000 IPS's out of available cash during the year ended June 30, 2007 (see Note 8).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 7). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 9). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 9).

On March 29, 2007, the Issuer sold 3,010,000 common shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cdn $20.0 million). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.56% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. Prior to the repurchase and cancellation of all the Class B-Series One common shares completed during the current fiscal year, the Company held a 94.46% interest in STA Holdings. In connection with the repurchase and cancellation and the resulting decrease in minority interest percentage related to both, the Company recorded an increase in goodwill and minority interest of $2.4 million on the consolidated balance sheet as at June 30, 2007.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

**2. Basis of Presentation**

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies are described below:

*Foreign Currency Translation*

The functional currency of the Company, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States, is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Subordinated Notes and Separate Subordinated Notes of STA ULC are denominated in Canadian dollars. As the functional currency of STA ULC is the Canadian dollar, exchange gains or losses related to the Notes on the translation of the STA ULC financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations in other income.

*Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase.

**2. Basis of Presentation (continued)**

*Use of Estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill and other long-lived assets.

*Concentration of Credit Risk*

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. A significant portion of the Company's operations is with school districts on the East and West coasts of the United States. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

*Inventories*

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

*Property and Equipment*

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Other property and equipment is depreciated on a straight line basis over three to five years.

(000's of U.S. Dollars, unless specified)

**2. Basis of Presentation (continued)**

*Goodwill and Other Identifiable Intangibles*

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually, or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying value of goodwill and trade names exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading values of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful live of 2 to 5 years (see Notes 3 and 5). Amortization of intangible assets amounted to $5.9 million and $6.2 million for the year ended June 30, 2007 and 2006, respectively.

*Deferred Financing Costs*

The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company's credit agreement, the Company capitalized costs related to its indebtedness incurred in connection with the initial IPS Transactions as well as subsequent issuances of additional IPS units. The carrying value of deferred financing costs were $6.7 million and $7.0 million as of June 30, 2007 and 2006, respectively. Amortization expense totaled $1.6 million and $1.4 million for the years ended June 30, 2007 and 2006, respectively. Deferred financing costs are included in other assets in the consolidated balance sheets.

*Impairment of Long-Lived Assets*

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include the loss of a significant school district customer contract, a

**2. Basis of Presentation (continued)**

significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses of projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

*Income Taxes*

Income taxes have been computed utilizing the asset and liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

*Revenue Recognition*

Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

*Insurance Reserves.*

The Company had approximately $5.1 million and $3.4 million in recorded insurance reserves, at June 30, 2007 and 2006, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of

**2. Basis of Presentation (continued)**

operations could be materially affected by changes in our assumptions or changes in claims experience.

*Stock Based Compensation*

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

*Start-Up Activities*

Start-up costs are expensed as incurred.

*Accounting for Derivatives and Hedging Activities*

The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

**2. Basis of Presentation (continued)**

*Segment Reporting*

The Company, through its subsidiaries, is a provider of school transportation and management services to public and private schools in North America. The Company operates in one segment, the school bus transportation industry. While the Company has only one operating segment, it does derive revenue from customers in both the United States and Canada. The table below summaries revenue and assets by geographical area for the years ended June 30, 2007 and 2006 (in 000's):

2007

| | Revenues | Property and Equipment (net) | Goodwill |
|---|---|---|---|
| United States | $ 155,994 | $ 83,274 | $ 61,857 |
| Canada | 12,116 | 7,958 | 12,020 |
| Total | $ 168,110 | $ 91,232 | $ 73,877 |

2006

| | Revenues | Property and Equipment (net) | Goodwill |
|---|---|---|---|
| United States | $ 127,663 | $ 90,597 | $ 58,569 |
| Canada | 5,332 | 4,949 | 5,564 |
| Total | $ 132,995 | $ 95,546 | $ 64,133 |

*Minority Interest*

Prior to December 22, 2006, minority interest consisted of the Class B-Series One common shares of STA Holdings retained by the existing investors in STA Holdings upon the close of the IPS Offering as well as Class B-Series Two common shares of STA Holdings issued under the STA Holding Equity Incentive Plan ("EIP"). On December 22, 2006, the Company repurchased and canceled all 872,652 Class B-Series One shares held by existing investors. The Class B common shares represent a 1.4% and 4.5% interest in STA Holdings as at June 30, 2007 and 2006, respectively (See Note 9).

*Earnings (loss) per Share*

Earnings (loss) per share is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period.

(000's of U.S. Dollars, unless specified)

**2. Basis of Presentation (continued)**

*Seasonality*

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

*Recent Accounting Pronouncements*

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosures", CICA 3863, "Financial Instruments-Presentation", and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risk associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

**3. Acquisitions**

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.7 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change

(000's of U.S. Dollars, unless specified)

**3. Acquisitions (continued)**

upon the final determination of the fair value of the assets acquired and liabilities assumed.

| | |
|---|---|
| Property and equipment | $ 3,704 |
| Intangible assets | 1,683 |
| Future income taxes | (584) |
| Subtotal | 4,803 |
| Goodwill | 5,924 |
| Total | $ 10,727 |

The purchase price consisted of $10.5 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during 2006 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Line Ltd., (together "Liftlock") located in Ontario, Canada
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota

(000's of U.S. Dollars, unless specified)

### 3. Acquisitions (continued)

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The Company has revised the purchase price allocation of PCI, which was acquired in May 2006. This revision resulted in a decrease of net working capital of $0.9 million and a corresponding increase of $0.9 million in goodwill.

| | | |
|---|---|---|
| Current assets, less current liabilities | $ | 582 |
| Property and equipment | | 27,412 |
| Intangible assets | | 8,984 |
| Future income taxes | | (8,206) |
| Subtotal | | 28,772 |
| Goodwill | | 19,633 |
| Total | $ | 48,405 |

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

### 4. Property and Equipment

| June 30, 2007 | | Cost | | Accumulated Depreciation | | Net Book Value | Useful Life in years |
|---|---|---|---|---|---|---|---|
| Land | $ | 192 | $ | - | $ | 192 | |
| Buildings | | 231 | | (49) | | 182 | 40 |
| Transportation equipment | | 127,176 | | (37,651) | | 89,525 | 7 to 11 |
| Leasehold improvements | | 537 | | (160) | | 377 | life of lease |
| Other machinery and equipment | | 1,699 | | (743) | | 956 | 3 to 5 |
| | $ | 129,835 | $ | (38,603) | $ | 91,232 | |

## 4. Property and Equipment (continued)

| June 30, 2006 | Cost | Accumulated Depreciation | Net Book Value | Useful Life in years |
|---|---|---|---|---|
| Land | $ 192 | $ - | $ 192 | |
| Buildings | 231 | (31) | 200 | 40 |
| Transportation equipment | 116,836 | (22,702) | 94,134 | 7 to 11 |
| Leasehold improvements | 311 | (134) | 177 | life of lease |
| Other machinery and equipment | 1,293 | (450) | 843 | 3 to 5 |
| | $ 118,863 | $ (23,317) | $ 95,546 | |

## 5. Goodwill and Other Intangible Assets

Intangible assets consist of the following (in 000)'s:

| | 2007 | | | 2006 | | | |
|---|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Book Value | Gross Carrying Amount | Accumulated Amortization | Net Book Value | Amortization Period (Years) |
| Contract Rights | $ 37,507 | $ (4,074) | $ 33,433 | $ 36,311 | $ (2,337) | $ 33,974 | 21-23 |
| Convenants not to compete | 12,679 | (11,261) | 1,418 | 12,233 | (7,109) | 5,124 | 2-5 |
| Tradenames | 12,675 | - | 12,675 | 12,560 | - | 12,560 | None (Indefinite Life) |
| Total | $ 62,861 | $ (15,335) | $ 47,526 | $ 61,104 | $ (9,446) | $ 51,658 | |

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006 (in 000's):

| | |
|---|---|
| Balance as of June 30, 2005 | $ 44,045 |
| Goodwill additions related to acquisitions | 18,743 |
| Goodwill additions as a result of step acquisition | 1,345 |
| Balance as of June 30, 2006 | 64,133 |
| Goodwill additions related to acquisitions | 6,841 |
| Goodwill additions as a result of step acquisition | 2,352 |
| Foreign currency effects on goodwill | 551 |
| Balance as of June 30, 2007 | $ 73,877 |

## 6. Income Taxes

The tax provision reported in the consolidated financial statements is made up of the following components (in 000's):

| | 2007 | 2006 |
|---|---|---|
| Federal: | | |
| Current | $ - | $ - |
| Deferred | (3,433) | (2,073) |
| | (3,433) | (2,073) |
| State and local: | | |
| Current | 68 | 89 |
| Deferred | (1,026) | (711) |
| | (958) | (622) |
| Total provision | $ (4,391) | $ (2,695) |

The difference between the effective rate reflected in the provision for income taxes and the amount determined by applying the U.S. federal statutory rate to income before income taxes for the fiscal year ended June 30, 2007 and June 30, 2006 is analyzed below (in 000's):

| | 2007 | 2006 |
|---|---|---|
| Provision for income taxes at statutory rate | ($3,805) | ($2,292) |
| State income taxes, net of federal effect | (632) | (410) |
| Other | 46 | 7 |
| | ($4,391) | ($2,695) |

The components of future income tax are as follows (in 000's):

| | 2007 | 2006 |
|---|---|---|
| Future tax liabilities: | | |
| Intangibles | ($15,571) | ($17,548) |
| Difference in book and tax basis of property and equipment | (24,233) | (23,286) |
| Other | - | (803) |
| Total future tax liabilities | ($39,804) | ($41,637) |
| | | |
| Future tax assets: | | |
| Net operating loss carry forward | 11,904 | 9,097 |
| Other | 2,984 | - |

| | | |
|---|---|---|
| Total future tax assets | 14,888 | 9,097 |
| Net future tax liabilities | $(24,916) | $(32,540) |

At June 30, 2007, the Company has available U.S. net operating loss carry forwards of approximately $28.8 million expiring in the years 2013 through 2021 and Canadian net operating loss carry forwards of approximately $1.1 million expiring in 2016.

**7. Debt**

Indebtedness of the Company includes the following (in 000's):

| | Amounts Outstanding at | | | |
|---|---|---|---|---|
| | June 30, 2007 | | June 30, 2006 | |
| | Current | Long Term | Current | Long Term |
| Second Amended Credit Facility | | | | |
| Term loan facility | $ - | $ - | $ - | $ 24,300 |
| Revolving credit facility | - | 3,650 | - | - |
| Senior Secured Notes | - | 35,000 | - | - |
| Equipment financing | 16 | - | 94 | 16 |
| Promissory notes due to former owners: interest at 7% | 2,296 | 399 | 2,356 | 2,091 |
| Subordinated Notes and Separate Subordinated Notes | - | 84,161 | - | 80,524 |
| | $ 2,312 | $ 123,210 | $ 2,450 | $106,931 |

Maturities of long-term debt are as follows (in 000's):

| | Second Amended Credit Facility | Senior Secured Notes | Equipment Financing | Due to Former Owners | Subordinated Debt |
|---|---|---|---|---|---|
| Year ending June 30, | | | | | |
| 2008 | $ - | $ - | $ 16 | $ 2,296 | $ - |
| 2009 | - | - | - | 275 | - |
| 2010 | - | - | - | 95 | - |
| 2011 | - | - | - | 29 | - |
| 2012 | 3,650 | 35,000 | - | - | - |
| Thereafter | - | - | - | - | 84,161 |
| | $ 3,650 | $ 35,000 | $ 16 | $ 2,695 | $ 84,161 |

(000's of U.S. Dollars, unless specified)

**7. Debt (continued)**

*Second Amended and Restated Credit Agreement*

During the fiscal year ended June 30, 2007, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 9) and for general corporate purposes.

(000's of U.S. Dollars, unless specified)

**7. Debt (continued)**

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36 % at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualified as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million was recorded as a gain during the fiscal year.

In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreements, respectively, to allow for the prepayment of 14% subordinated notes in connection with the Exchange Offer resulting from the tender of subordinated notes of STA ULC for common shares of STA Ltd. (See Note 17).

*Subordinated Notes and Separate Subordinated Notes*

The Notes are denominated in Canadian dollars with an aggregate principal amount of Cdn $89,666, at June 30, 2007. Interest on the Notes accrues at the rate of 14% per annum and the Notes are due on December 21, 2016. Upon maturity, the principal amount of the Notes will be payable in Canadian dollars. Interest on the Notes is payable monthly. On or after the fifth anniversary of the issuance of the Notes, the Company may redeem the notes for the principal amount plus a premium that declines over time.

**7. Debt (continued)**

Prior to the fifth anniversary of the closing of the offering, STA ULC will be permitted, at its election, to defer interest payments on the Notes, if and for so long as the Interest Coverage Ratio under the Note Indenture of the Company for the most recent twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold (as defined in the Note Indenture), unless a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing, or any other Event of Default with respect to the Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond the fifth anniversary of the closing of the IPS Offering.

In addition, after the fifth anniversary of the closing of the offering, STA ULC may at its election defer interest on the Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing or any other Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Notes will bear interest at the same rate as the stated rate on the Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Notes, including interest on deferred interest. All interest deferred prior to the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on the fifth anniversary of the closing of the offering. All interest deferred after the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

**7. Debt (continued)**

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other restricted payments. The Second Amended and Restated Credit Agreement contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Notes.

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering or upon acquisition for subsidiaries acquired subsequent to the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock in March 2006, Simcoe in July 2006 and Burley in December 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the years ended June 30, 2007 and 2006 are as follows (000's):

| 2007 | STA ULC | STA Holdings and Guarantor Subsidiaries | Non-Guarantor Subsidiaries Combined | Consolidating Adjustments | Total Consolidated Amounts |
|---|---|---|---|---|---|
| Revenue | $ - | $155,994 | $12,116 | $ - | $168,110 |
| Income from operations | - | 538 | 1,838 | - | 2,376 |
| Net income (loss) | - | (8,336) | 1,222 | - | (7,114) |
| Current assets | - | 31,036 | 2,155 | - | 33,191 |
| Non-current assets | - | 201,180 | 23,614 | - | 224,794 |
| Current liabilities | - | 16,001 | 1,111 | - | 17,112 |
| Non-current liabilities excluding minority interest | $84,161 | $63,834 | $20,951 | ($20,820) | $148,126 |

(000's of U.S. Dollars, unless specified)

## 7. Debt (continued)

| 2006 | STA ULC | STA Holdings and Guarantor Subsidiaries | Non-Guarantor Subsidiaries Combined | Consolidating Adjustments | Total Consolidated Amounts |
|---|---|---|---|---|---|
| Revenue | $ - | $127,663 | $5,332 | $ - | $132,995 |
| Income from operations | - | 1,810 | 878 | - | 2,688 |
| Net income (loss) | - | (4,487) | 592 | - | (3,895) |
| Current assets | - | 30,061 | 870 | - | 30,931 |
| Non-current assets | - | 210,049 | 13,199 | - | 223,248 |
| Current liabilities | - | 15,430 | 1,023 | - | 16,453 |
| Non-current liabilities excluding minority interest | $80,524 | $58,517 | $12,146 | ($11,716) | $139,471 |

*Promissory Notes Due to Former Owners*

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payment of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

## 8. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs and common shares as described above (see Note 1). Each IPS consists of one common share of STA and Cdn $3.847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

(000's of U.S. Dollars, unless specified)

**8. Common Shares (continued)**

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 56,000 IPS Units during the year ended June 30, 2007. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.3 million.

On June 14, 2006, the Company issued 4,900,000 common shares for net proceeds of $34,583 (Cdn $38,519) pursuant to a bought deal of IPSs. On October 25, 2005, the Company issued 3,100,000 common shares for net proceeds of $20,009 (Cdn $23,810) pursuant to a bought deal private placement of IPSs.

On March 29, 2007, the Company issued 3,010,000 common shares pursuant to an equity only private placement for net proceeds of $16.2 million.

As at June 30, 2007, 23,718,554 common shares are issued and outstanding, of which 20,705, 554 are represented by IPS's , 3,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 are common shares issued through an equity only private placement completed during the fiscal year. At June 30, 2006, 20,764,554 common shares were issued and outstanding, of which 20,763,554 were represented by IPS's and 1,000 were common shares related to IPSs that were split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the year ended June 30, 2007 and 2006 were calculated based on weighted average common shares outstanding of 21,503,659 and 15,085,650, respectively.

For the years ended June 30, 2007 and 2006, dividends declared totaled $11.3 million and $7.7 million, respectively. Dividends declared for the year ended June 30, 2007 consisted of $10.6 million in dividends on the Company's common stock and $0.7 million in dividends on STA Holdings' Class B common stock. Dividends declared for the year ended June 30, 2006 consisted of $6.9 million in dividends on the Company's common stock and $0.8 million in dividends on STA Holdings' Class B common stock. Dividends paid for the year ended June 30, 2007 amounted to $10.4 million and $0.7 million for the Company and STA Holdings, respectively. The remaining $1.1 million of dividends

(000's of U.S. Dollars, unless specified)

**8. Common Shares (continued)**

accrued at June 30, 2007 were paid on July 15, 2007. Dividends paid for the year ended June 30, 2006 amounted to $6.5 million and $0.8 million for the Company and STA Holdings, respectively. The remaining $0.9 million of dividends accrued on June 30, 2006 were paid on July 15, 2006. The accrued dividends are recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

**9. Minority Interest**

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issued pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B – Series One common shares, the Company recorded an increase in goodwill of $2.4 million.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at June 30, 2007 consists of the 345,697 Class B – Series Two common shares of STA Holdings issued and outstanding pursuant to the EIP.

**10. Stock Based Compensation**

The Company's Employees Incentive Plan ("EIP") provides for the issuance of stock options, stock appreciation rights, common shares, restricted shares, performance units, performance shares, deferred stock, dividend equivalents, or other stock based awards as defined in the EIP, in recognition of eligible employees accomplishments and achievement that are consistent with the Company's goals. Common shares were the only type of award granted, for the years ended June 30, 2007 and 2006. The common shares are non-transferable and subject to forfeiture if the employee does not satisfy certain conditions included in the applicable award agreement.

A maximum of 717,747 Class B-Series Two common shares are available for issuance in connection with grants of awards under the EIP. Pursuant to the EIP, STA Holdings granted 290,073 and 133,549 Class B-Series common shares for the years ended June 30, 2007 and 2006, respectively. The shares were fully vested on the grant date.

The Company recognized $1.9 million and $0.9 million in non-cash stock based compensation expense related to this grant during the years ended June 30, 2007 and 2006, respectively, based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of common shares, 50,760 and 27,165 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants for the years ended June 30, 2007 and 2006, respectively. As such, 345,697 and 106,384 restricted shares relating to these grants remain outstanding as at June 30, 2007 and 2006, respectively.

**11. Lease Commitments**

The Company leases certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the years ended June 30, 2007 and 2006, respectively. The Company also leases certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. As the operating lease program with GE Capital started in July 2006, there was no operating lease expense for the year ended June 30, 2006. The terms of these and other leases expire at various times through 2018.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases (in 000's):

(000's of U.S. Dollars, unless specified)

## 11. Lease Commitments (continued)

| | Facilities Leases | Vehicle Leases | Total |
|---|---|---|---|
| Year ending June 30: | | | |
| 2008 | $ 5,104 | $ 2,096 | $ 7,200 |
| 2009 | 4,119 | 2,096 | 6,215 |
| 2010 | 3,759 | 2,096 | 5,855 |
| 2011 | 1,868 | 2,096 | 3,964 |
| 2012 and thereafter | 3,182 | 2,937 | 6,119 |
| Total minimum payments | $ 18,032 | $ 11,321 | $ 29,353 |

## 12. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred minimal expenses related to the plan for the years ended June 30, 2007 and 2006.

## 13. Related Party Transactions

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid Coast Cities $0.2 million and $0.3 million for the years ended June 30, 2007 and 2006, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company did not make any payments to Reilly Partners for executive search services for the year ended June 30, 2007. The Company paid $0.1 million to Reilly Partners during the year ended June 30, 2006 for executive search services.

## 14. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers'

## 14. Commitments and Contingencies (continued)

compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.6 million and $1.3 million of letters of credit outstanding at June 30, 2007 and 2006, respectively. Of these amount, $0.6 million and $0.4 million are supported by cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2007 and 2006, respectively.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $32.3 million. There are no collateral requirements for these surety bonds.

## 15. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016. Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

| Contract Dates | Number of Contracts | US$ to be delivered (in millions) | Cdn$ to be received (in millions) | Cdn$ per US$ (weighted average) |
|---|---|---|---|---|
| July 2007-June 2008 | 12 | 11.9 | 14.7 | 1.2275 |
| July 2008-June 2009 | 12 | 11.9 | 14.7 | 1.2275 |
| July 2009-June 2010 | 12 | 12.0 | 14.7 | 1.2224 |
| July 2010-June 2011 | 12 | 13.1 | 14.7 | 1.1171 |
| July 2011-March 2012 | 9 | 10.0 | 10.9 | 1.1022 |
| | | 58.9 | 69.7 | |

(000's of U.S. Dollars, unless specified)

**15. Foreign Currency Exchange Contracts (continued)**

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain two year Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April 2007, the Company extended the collar transactions another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00.

STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $6.7 million at June 30, 2007, of which $2.0 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $58.9 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

**16. Supplemental Cash Flow Information**

The Company paid $14.2 million and $11.5 million in interest for the years ended June 30, 2007 and 2006, respectively. The Company paid $0.1 million and $0.2 million in taxes for the years ended June 30, 2007 and 2006, respectively.

**17. Subsequent Events**

On July 30, 2007, the Company announced an exchange offer (the "Exchange Offer") under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn $45.8 million principal amount of Notes, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

(000's of U.S. Dollars, unless specified)

**17. Subsequent Events (continued)**

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliot Coach Lines Limited and Elliot Coach Lines (Fergus) Limited (the "Elliott Acquisition"), located in Guelph, Ontario. The Elliot Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

Student Transportation of America®

**STUDENT TRANSPORTATION OF AMERICA LTD.**

**AND**

**STUDENT TRANSPORTATION OF AMERICA ULC**

---

# ANNUAL INFORMATION FORM

---



**September 28, 2007**

**TABLE OF CONTENTS**

**STUDENT TRANSPORTATION OF AMERICA LTD.**
**AND**
**STUDENT TRANSPORTATION OF AMERICA ULC**

## GENERAL

The information, including any financial information, disclosed in this Annual Information Form is stated as at June 30, 2007 or for the year ended June 30, 2007, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to "$" are to the lawful currency of the United States. References in this Annual Information Form to "we", "us" or "our" refer to Student Transportation of America Holdings, Inc. ("STA Holdings" or the "Company") and all of its direct and indirect subsidiaries.

Certain statements in this Annual Information Form are "forward looking statements", which reflect the expectations of management regarding the Issuer's and the Company's future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Issuer's current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Report. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward looking statements contained in this Annual Information Form are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward-looking statements are made as of the date of this Annual Information Form and the Issuer and the Company assume no obligation to update or revise them to reflect new events or circumstances.

## CORPORATE STRUCTURE

### STA

Student Transportation of America Ltd. ("STA") was incorporated on September 22, 2004 under the *Business Corporations Act* (Ontario). STA's registered head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA currently holds all of the issued and outstanding class A common shares of STA Holdings, representing a 98.56% voting interest.

### STA ULC

Student Transportation of America ULC ("STA ULC", and together with STA, the "Issuer") was incorporated on September 29, 2004 as an unlimited liability corporation pursuant to the *Companies Act* (Nova Scotia). The head office of STA ULC is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA ULC currently holds all of the issued and outstanding preferred shares of STA Holdings.

### STA Holdings

Student Transportation of America Holdings, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. ("STA Inc.") and all of the issued and outstanding common shares of STA ULC.

**Ownership Structure**

The following chart illustrates the ownership structure of the Issuer and STA Holdings:



100% Common Shares
Public
Management
Student Transportation of America Ltd.
(Ontario)
100% Class A
Common Shares
Subordinated Notes
100% Class B Series Two
Common Shares
Student Transportation of America
Holdings, Inc.
(Delaware)
100%
Preferred
Shares
100%
100% Common Shares
Credit Facility
Senior
Lenders
Student
Transportation of
America, Inc.
(Delaware)
STA ULC
(Nova Scotia)
100%
STA Inc.'s
Operating
Subsidiaries(1)


(1) STA Inc. has 18 wholly-owned operating subsidiaries, including: (i) Santa Barbara Transportation Corp., a California corporation; (ii) Krise Bus Service, Inc., a Pennsylvania corporation; (iii) STA of Pennsylvania, Inc., a Pennsylvania corporation; (iv) Rick Bus Co., a New Jersey corporation; (v) Goffstown Truck Center, Inc., a New Hampshire corporation; (vi) STA of Connecticut, Inc., a Connecticut corporation; (vii) Positive Connections Inc., an Illinois corporation; (viii) Positive Connections Evanston, Inc., an Illinois corporation; (ix) Dail Transportation Inc., a New Hampshire corporation; (x) STA of New York, Inc., a New York corporation; (xi) Ledgemere Transportation, Inc., a Maine corporation; (xii) Student Transportation of Canada Inc., an Ontario Corporation; (xiii) Fred Elliott Coach Lines Limited, an Ontario Corporation; (xiv) Elliott Coach Lines (Fergus) Ltd., an Ontario Corporation; (xv) Hudson Bus Lines, Inc., a Maine corporation; (xvi) McCrillis Transportation, Inc., a Maine corporation; (xvii) Altoona Student Transportation, Inc., a Delaware corporation; and (xviii) Student Transportation of Vermont, Inc., a Vermont corporation.

## GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 of 11,604,140 income participating securities ("IPSs") for gross proceeds of Cdn. $116,041,400 ($94,212,000). Each IPS consisted of one common share of STA (a "Common Share") and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Concurrent with the closing of the IPS Offering, STA ULC issued, on a private placement basis, Cdn. $10.0 million ($8,149,000) of separate 14% subordinated notes having an aggregate principal amount of Cdn. $3.847 (the "Separate Subordinated Notes", and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility (the "Credit Agreement") with a group of lenders consisting of a $31.0 million term loan, a $25.0 million revolving loan facility, and a $15.0 million acquisition loan facility (together with the IPS Offering, the "IPS Transactions"). In connection with the IPS Offering, $43.3 million was drawn pursuant to the Credit Agreement. On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn. $10,857,000, ($8,854,000). STA and STA ULC used the net proceeds from the IPS Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of STA Holdings. Certain existing investors in STA Inc. prior to the IPS Offering held 100% of the Class B common shares of STA Holdings following the closing of the IPS Offering.

The Credit Agreement entered into in connection with the IPS Offering included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid-in contracts. During the 2006 fiscal year, the Company secured several amendments to the Credit Agreement to (i) provide for an additional $15.0 million of capacity under the acquisition loan facility, (ii) establish a new Cdn. $3.0 million revolving loan facility and a Cdn. $10.0 million acquisition loan facility, (iii) revise certain definitions governing the consistent payment of interest and dividends during interim fiscal periods based on the seasonal nature of the Company's cash flow and the partial recognition of cash flow associated with growth spending during interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 15, 2006 (the "Amended and Restated Credit Agreement"). The new Canadian dollar loan facilities were established to finance the Company's operating entrance into the Canadian market.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of Cdn. $37,200,000. The net proceeds (after commission and fees) were used entirely to pay down debt on the credit facility. Each such IPS unit consisted of one Common Share and Cdn. $3.847 principal amount of Subordinated Notes. The issuance of additional IPSs pursuant to the Private Placement included the issuance of an additional $10.0 million (Cdn. $11.9 million) of Subordinated Notes as part of the IPSs issued.

On December 8, 2005, at the annual and special meeting of shareholders, the shareholders of STA approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). The EIP is intended to (a) align the interest of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among employees, officers and consultants. A maximum of 717,747 common shares of STA Holdings are available for issuance under the EIP.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal prospectus offering (the "Bought Deal") for total gross cash proceeds of Cdn. $60,025,000. The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consisted of one Common Share and Cdn. $3.847 principal amount of Subordinated Notes. The issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn. $18.8 million) of Subordinated Notes as part of the IPSs issued.

On March 29, 2007, STA sold 3,010,000 Common Shares pursuant to a private placement transaction with a syndicate of agents at a price of Cdn. $6.65 per Common Share, for gross proceeds of Cdn. $20,016,500. The net proceeds (after commission and fees) were used entirely to repay debt that was drawn down on a temporary basis to repurchase a portion of the outstanding Class B common shares of STA Holdings (which shares had an escalating dividend), and to repay outstanding acquisition borrowings. The Common Shares issued are equivalent to the Common Shares included as the equity component of the IPSs.

On July 30, 2007, the Issuer announced an exchange offer (the "Exchange Offer") under which holders of Subordinated Notes were offered 0.67 Common Shares in exchange for each Cdn $3.847 principal amount of Subordinated Notes. The Exchange Offer expired on September 4, 2007 as scheduled, and pursuant to expiry, approximately 8.0 million Common Shares were issued in exchange for $45.8 million in principal amount of 14% subordinated notes of STA ULC tendered in connection with the Exchange Offer.

## DESCRIPTION OF THE BUSINESS

### Business of the Issuer and STA Holdings

STA currently holds 98.56% of the outstanding common shares of STA Holdings. The balance is the shares held by management in the Employee Incentive Program (EIP), which the Company may seek approval to convert to Common Shares at a future date. The Issuer and STA Holdings do not have any ongoing business operations of their own. STA Holdings depends on the operations and assets of its wholly-owned subsidiary, STA, Inc., for cash distributions. The Issuer, in turn, depends on STA Holdings for cash distributions to satisfy the interest obligations of the Subordinated Notes and to pay dividends on the Common Shares.

### Business of STA Holdings and Subsidiaries

#### *Business Overview*

Founded in 1997 by industry executive, Denis J. Gallagher, we are the fifth largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. We have become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $15 billion annually on school bus transportation. We currently provide school bus transportation services in Ontario, Canada and the following U.S. states: California, Connecticut, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, and Vermont.

Our services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. Our primary service of transporting students to and from school (referred to as "home-to-school" busing) comprises approximately 90% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. We also provide charter services for athletic events, field trips, summer camp routes and other non-school related charter services. These services account for approximately 4% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service we have experienced strong and consistent growth in revenue, margins and EBITDA. Approximately 90% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

### Our Competitive Strengths

We possess a number of competitive advantages that management believes will allow us to sustain our proven track record of profitability and expand our position as a leading provider of school bus transportation services in North America, including the following:

***Stable and Diversified Contract Base.*** We currently operate over 128 contracts with a fleet of over 4,500 vehicles for school districts in Ontario, Canada and ten U.S. states. As our largest contract represents less than 6.0% of contract revenue, we do not face significant risks related to customer concentration, as management believes that the loss of a single contract would not have a significant impact on our performance. Additionally, we enjoy a stable and consistent revenue stream due, in part, to the fact that our contracts have an average term of three to eight years and school districts in rural and suburban markets tend to extend existing contracts with quality incumbents rather than solicit bids from potential replacement contractors. Since the inception of the Company in 1997, we have renewed 293 of the approximately 309 contracts that have been up for renewal.

***Focus on Rural and Suburban Markets.*** In contrast to our large, national competitors, we target school districts located in rural and suburban markets, which provides the following advantages:

- *Improved Contract Stability and Retention* — Rural and suburban school districts are more likely than urban school districts to renegotiate and extend contracts with quality incumbent providers, rather than embark on a competitive re-bidding process. A re-bidding process may require extensive effort and expense for the school district. Incumbent providers who deliver a high level of service and have generally competitive pricing experience little or no significant contract attrition. In contrast, large school districts and those in urban areas typically award contracts on the basis of the lowest bid price as opposed to lowest responsible bid, which considers qualitative factors. Additionally, large urban school districts usually employ multiple contractors for price advantages. As a result, rural and suburban contracts offer higher margins and greater stability for contract renewals and extensions.

- *Reduced Competition* — We encounter national competitors less frequently in rural and suburban markets than we would if we operated in urban markets. Our national competitors are focused primarily on large, urban markets, with the objective of implementing homogeneous operations. Our local competitors often lack the financial resources to meet increasingly stringent contract requirements. Specifically, management believes that these smaller competitors often lack resources to meet customers' growing needs and increased government regulations. In contrast, we are large, growing, consistently profitable and, unlike our smaller competitors, leverage our size and infrastructure to provide service to our customers at a profit. We intend to continue to use our significant market presence to our advantage in further penetrating our target markets. Our emphasis on local markets, combined with our national operating efficiencies, allows us to enjoy significant competitive advantages.

- *Lower Operating Costs* — Rural and suburban markets possess several attributes that allow us to operate at a low comparable cost relative to urban markets, including: (i) driver wage components are up to 50% lower than in urban markets and there is generally less driver turnover and absenteeism; (ii) the risk of unionization of employees is lower; (iii) facilities are easier to obtain and facility costs are substantially lower; (iv) maintenance costs are significantly lower, due to less wear and tear on the vehicles on rural and suburban routes; and (v) vehicle and worker's compensation insurance premiums are less expensive in these markets.

- *Increased Safety* — Driving conditions in rural and suburban markets are generally safer, resulting in fewer accidents. Furthermore, less driver turnover and absenteeism results in fewer accidents. Management believes that these factors have contributed to our strong safety record.

***Proven Acquisition, Bid and Conversion Experience.*** In order to grow in the consolidating private student transportation industry, a company must have the ability to identify and acquire targets and successfully integrate the acquired target into its operations. We have proven acquisition experience, successfully acquiring 28 school bus contractors since our inception in 1997. Moreover, upon acquiring these targets, we have been able to create incremental value through the operating leverage in our current infrastructure. Similarly, we have the proven ability to successfully win contracts in a competitive bidding process and identify school districts whose boards would be willing to convert their school bus transportation services to private operators and work with these districts throughout the conversion process. Since being founded in 1997, we have successfully won 40 new school district contracts and completed 7 school district conversions (from public to private provision of school bus services).

***Focus on Long-Term Partnerships with Customers.*** We have a clear understanding of the issues facing school districts and are extremely effective at designing customized solutions for each district's transportation needs. Our representatives meet with district officials to educate them about the advantages of outsourcing. Following an acquisition or conversion of a school district's transportation program, we often hire the current bus drivers and district staff, maintaining consistency for the children and emphasizing the partnership with the school district. We work closely with each of our customers to optimize routing and bell times to achieve daily operating efficiencies. In addition, we assist our customers in maximizing reimbursement from governmental entities for their transportation programs.

***Experienced Management.*** Led by Denis Gallagher, our chairman and chief executive officer, our management team has extensive experience, with an average of approximately 25 years experience and over 200 years of collective experience in the student and passenger transportation industry. Moreover, many of the members of senior management worked together in the student transportation operations of Laidlaw during the period from 1980 to 1996. Our senior management team has proven itself by successfully growing our business since inception through the implementation of a disciplined acquisition, bid and conversion program. At the regional level, our operations are managed by seasoned industry executives and/or former owners who have extensive experience and knowledge of the school districts and competitors in their region.

**Business and Growth Strategies**

Our primary strategic objective is to increase cash flow and profitability by (i) growing organically, (ii) leveraging our operating and financial infrastructure within our regional platforms through acquisitions, bid awards and conversions, including management services contracts and (iii) expanding into new geographic markets.

***Grow Organically.*** Organic growth from our existing contracts is driven primarily by inflation related escalators built into our contracts and increased enrolment in schools. In 2006, school enrolments in the United States were projected to increase by 5% over the next 10 years, while enrolments in the western United States were projected to increase by 13%. We have monitored, and will continue to monitor, school enrolment trends in order to ensure that our operations are in a position to benefit from emerging trends. As an example, our west coast regional operations are well positioned to take advantage of the expected above average increase of the population in the western United States.

***Leverage our Infrastructure within our Regional Platforms.*** We establish platform companies in targeted markets, usually via acquisitions or substantial bid awards, and create regional density by executing our "Acquisition-Bid-Conversion" strategy through the addition of "tuck-in" acquisitions, bid awards and conversions. This strategy enables us to enjoy the benefits of financial and operating leverage, as a larger contracted revenue base is achieved without a corresponding rise in fixed costs. This emphasis on regional density, combined with our national scope, creates greater economies of scale in the areas of finance, purchasing and marketing through the integration of these businesses and contracts. Since being founded in 1997, we have acquired and integrated 28 school bus contractors, won 40 new school district contracts and completed seven school district conversions (from public to private provision of school bus services) as illustrated in the chart below:

**Acquisition - Bid - Conversion History**



$200
$150
$100
$50
$0
Revenue ($ in millions)
Contracts
160
120
80
40
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007


In addition, we have made one acquisition, won three new bid contracts, completed one conversion, and have been awarded additional revenue routes associated with existing contracts subsequent to June 30, 2007. In addition, we did not renew three smaller contracts in the New Jersey/New York region and lost one contract to a competitive bid for the 2008 fiscal year.

*Acquisitions*. The fragmentation of the school bus market provides us with significant consolidation opportunities. Specifically, an estimated 4,000 private contractors account for approximately 30% of the industry's revenues. Accordingly, there exists an opportunity to acquire and consolidate many of these private operators, as they lack the financial resources needed to meet increasingly stringent contract requirements and are unable to compete with the economies of scale of national providers such as ourselves. We execute our acquisition program by acquiring regional platform companies that are capable of operating effectively on a decentralized basis. These platforms utilize local management teams who are familiar with the market to begin to build our regional presence. We create regional density when these platform companies are supplemented with "tuck-in" acquisitions. As a result, we are able to grow our regional platforms, realize operating synergies and improve profit margins. Our key acquisition criteria are geographic market, strength of management, quality of contracts and customer relationships and profitability.

*Bids*. Bidding activities are directed toward school districts that have chosen to solicit bids from private operators for their school bus transportation contracts. These contracts are primarily awarded by school districts based on a public bidding process or Request for Proposal, on the basis of the lowest "responsible" bid. Lowest responsible bids enable school districts to consider factors other than price in awarding a bid, such as safety records and initiatives, driver training programs, community involvement and quality of service.

Our experience has been that these bid-in contract awards are substantially accretive to earnings. In particular, the ability to leverage our existing operating and management infrastructure is a key variable when bidding for contracts. New contracts provide incremental revenue spread over a largely fixed regional cost base, as the new contracts share existing hub facilities, maintenance and management personnel. We have successfully won 31 bids since inception by emphasizing our qualitative advantages and leveraging our cost efficiencies within the regional platform.

*Conversions*. We target school district owned and managed fleets for conversion. It is estimated that school districts operate approximately 67% of the approximately 450,000 school buses in the United States. Capital expenditures related to growing fleet sizes and year-round school and safety regulations, coupled with rising costs associated with fleet management and driver unionization, create fiscal constraints for school districts. Management believes that many private operators such as ourselves have demonstrated the ability to operate at a savings compared to district operators. As a result, some school districts are pursuing a strategy of conversion. Our conversion program operates similar to our bid-in program, as we focus on privatizing school districts in regions contiguous to our existing operations. Conversions also take advantage of operating and financial benefits by sharing fixed costs and, as a result, are accretive to earnings. We have been successful in completing six conversion opportunities since inception.

One distinctive feature of conversions is that they can be structured as management contracts under which the contractor manages the transportation for the school district and the district continues to own the school bus fleet and facilities. School districts sometimes elect a management contract approach in order to maintain a degree of control through the ownership of the fleet and facilities. In addition, in July 2006 we entered into an operating lease agreement with GE Capital to lease replacement school vehicles for the 2006 – 2007 school year. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 10% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts and there were no leased vehicles. The reduction in the percentage of our fleet operated under managed contracts and the operating lease program resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California due to a resumption by the school district of responsibility for providing transportation effective December 31, 2006. We intend to review leasing alternatives on an annual basis based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing such vehicles due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the six year lease term compared to depreciation of purchased vehicles which would be depreciated based on usage over a period approximating 11 years.

The following table is a summary of our revenue under existing contracts by type:


Conversion
4%
Bid
41%

*Expand into New Markets*. Management believes that we are well positioned to take advantage of considerable expansion opportunities in new markets. Although we have historically focused on school districts that understand the benefits of outsourcing, a majority of school districts in the United States continue to manage student transportation internally. We continue to believe that large portions of the southeast and the southwest regions of the United States represent significant opportunity for conversion, as outsourcing currently represents less than 20% of the student transportation market in those regions.

**Recent Acquisitions and Developments**

We recently completed the following acquisition and conversion, and were awarded the following bids for the 2007 – 2008 school year:

- In April 2007, we were awarded a new five-year contract in Rochester, New Hampshire. In May 2007, we were awarded a new five-year contract in Kezar Falls, Maine. These contracts are with school districts that are contiguous to several of our existing terminal operations in our New England region.

- In April 2007, we were awarded a new five-year contract in Parsippany, New Jersey. This contract provides a platform for operations in northern New Jersey for the Company's New Jersey/New York region.

- In June 2007, we were awarded a contract to privatize the transportation services for the Girard School District in Girard, Pennsylvania. The Girard conversion has a five-year term, commencing with the 2007-2008 school year.

- During the months of August and September 2007, we have been awarded additional routes on contracts with existing customers in each of our regions. These additional routes are generally the result of increased enrolment and/or changes in scheduling.

- On September 6, 2007, we closed our acquisition of all of the equity interests of Fred Elliott Coach Lines Limited and Elliott Coach Lines (Fergus) Limited (the "Elliott Acquisition") located in Guelph, Ontario. The Elliott Acquisition is expected to add approximately 230 vehicles and approximately Cdn.$12 million in revenue on an annualized basis to our Canadian operations.

In connection with the three bid wins and conversion noted above, and combined with the Elliott Acquisition, we purchased and/or acquired, in the aggregate, 16 contracts and 330 school vehicles. In addition, the Company did not renew three smaller contracts in the New Jersey/New York region and lost one contract to a competitive bid for the 2007 - 2008 school year, representing approximately 125 school vehicles in the aggregate.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333 Class B – Series Two common shares, respectively, pursuant to the EIP.

On December 22, 2006, STA Ltd. repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. STA Ltd. paid approximately Cdn.$8.6 million in the aggregate for these shares.

On December 31, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs, as appropriate opportunities arise from time to time. During the period from December 15, 2006 to June 30, 2007, STA Ltd. purchased for cancellation 56,000 IPSs out of available cash.

On July 30, 2007, the Issuer offered Noteholders to exchange all or a portion of their Notes for Common Shares at a rate of 0.67 of a Common Share per $3.847 principal amount of Notes. On September 4, 2007, the Issuer announced that Cdn.$45.8 million principal amount of Notes were taken up under the Exchange Offer, in exchange for 7,969,609 Common Shares.

On July 30, 2007, we announced that we had signed new leases for two facilities in Riverside, California. We and the school district sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and we operated the contract without an adequate facility for the entire school year, having to outsource the maintenance of the Riverside buses for the duration of the school year. We anticipate using these two new facilities for parking and maintenance, which should lead to reduced operating and maintenance costs going forward.

In July and August 2007, we entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will be approximately $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. We will recognize a non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to us.

**Customers/Contracts**

We currently operate over 128 contracts with a fleet of over 4,500 vehicles for school districts in Ontario, Canada and ten US states. Our contracts have an average term of three to eight years, with payments generally made as services are provided from September through June. Compensation under school bus transportation contracts is generally based on a daily rate per vehicle. Contracts generally provide for an annual escalator clause for inflation based on the consumer price index and often provide for additional protection for fuel increases. Specifically, approximately 50% of our contracts include some form of protection against fuel increases, including through reimbursement by the school district. The majority of the contracts (representing approximately 90% of the fleet) reflect Company ownership of the vehicles.

As our average contract accounts for 1% of contract revenue and our largest contract represents less than 6.0% of contract revenue, management believes that the loss of a single contract would not have a material impact on our performance. Since our inception in 1997, we have renewed 293 of the approximately 309 contracts that have been up for renewal over that period. One factor contributing to this high level of retention is that in rural and suburban areas, being the markets in which we operate, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law requires otherwise or the school district is dissatisfied with the service of its current school bus transportation contractor. Some districts believe that replacing an existing contractor through a bidding process can result in higher prices than contract extensions due to the significant fleet investment and start-up costs that a replacement contractor requires.

Management attributes our successful contract renewal rate to the following:

- management's experience in the student transportation industry;
- our reputation for passenger safety and providing efficient, on-time service;
- the preference of school districts, and particularly those in the rural and suburban markets in which we operate, to maintain continuity of service;
- our success in operating as a local company, including maintaining the local brand, participating in local school programs and emphasizing our commitment to the local community;
- proactively renegotiating and extending existing contracts before maturity; and
- operating in states where regulations allow contracts to be extended without mandatory public bid.

**Operations**

Our operating strategy is to conduct business on a decentralized basis through regional platform operations, as well as to leverage our operating, management and financial infrastructure to create efficiencies. Management has been able to enhance the value of our regional platforms by implementing operating efficiencies in such areas as driver recruitment and training, fleet management, facilities management and vehicle maintenance. As well, we have utilized our national economies of scale for purchasing benefits in fleet procurement, vehicle parts, insurance and safety programs.

We currently operate 76 terminal locations, three of which are owned, organized into six regional divisions: New England (Connecticut, Maine, New Hampshire and Vermont), Midwest (Illinois and Minnesota), New Jersey/New York, Pennsylvania, West Coast (California) and Ontario, Canada. These regional platforms have been established in states that are favourable to private contracting of school transportation. Regions are led by operating Vice Presidents, who have overall responsibility for growth and operational performance. The structure enables us to add contracts with minimal increases to our overhead, taking advantage of the inherent operating leverage.

Our corporate office in Wall, New Jersey, provides national support to the regions through the consolidation of the accounts payable, treasury and finance functions, and coordination of the legal, insurance, fleet procurement, administration and human resources functions. The senior management team sets our overall strategic direction and leads the execution of our business strategy. The senior management team reviews and approves each of the financial models developed for potential acquisitions, bids and conversions, and is directly involved in the negotiation and execution of all acquisitions, bids and conversions. In addition, the senior management team reviews and approves each of the regional divisions' annual operating plans.

**Sales and Marketing**

All three levels of our management, including senior management, regional operating vice presidents and local terminal managers, execute sales and marketing functions. The senior and regional management team consists of industry veterans with an average tenure of 25 years in the school bus transportation industry. The local terminal managers have a deep knowledge of their respective markets and continuously search for potential bid and conversion opportunities. Our senior management team evaluates over 100 acquisitions, bid and conversion opportunities each year, and includes our vice president of business development who, working together with our local management, continuously identifies and explores potential acquisition, bid and conversion targets. Once we complete an acquisition, bid award or conversion, the sales and marketing process then focuses on customer service execution. The regional vice presidents, regional management teams and local terminal managers and employees are all responsible for customer service execution, which is intended to enhance our reputation for quality service and increase the likelihood of contract renewal.

**Vehicle Fleet**

We operate a fleet of over 4,500 school buses, vans and other vehicles. Buses range in size from 9 to 84 passengers, and have an average cost of $53,000. We purchase our buses from quality suppliers such as Navistar International Corp., Freightliner/Thomas Built Buses, Ford Motor Company, and Blue Bird Corporation. Management believes that the Company's savings approximate 10%-15% on vehicle purchases compared to smaller operators, due to a higher volume of annual purchase activity, and that our fleet purchasing power is comparable to other national operators.

Our fleet is properly maintained, resulting in lower annual maintenance expenses and reduced capital expenditures. The fleet age of our fleet at June 30, 2006 averaged 5.3 years. Additionally, our vehicles are subject to inspection by government authorities, who ensure that our buses comply with the applicable regulations.

Our regional operating density allows us to efficiently deploy our fleet of vehicles, which increases asset utilization and reduces annual vehicle maintenance capital expenditures. We manage our fleet at the regional operating level and are capable of moving equipment within a given region, based on varying contracted vehicle age requirements. We estimate that we save nearly $1.0 million per year in annual maintenance capital expenditures by re-deploying our bus fleet.

We continue to focus on our managed and leased fleet. As of our most recent fiscal year-end, leased and managed vehicles represented approximately 10% of revenue vehicles. Managed services contracts and leased vehicles require lower up-front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet), and thus results in lower annual depreciation expense on an ongoing basis. Conversions usually drive an increase in managed business, as school districts opt for outsourced providers while maintaining ownership of their bus fleet. In July 2006, we entered into an operating lease agreement with GE Capital to lease replacement school vehicles for the 2006 – 2007 school year. We intend to review leasing alternatives on an annual basis, based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the 6 year lease term, as compared to purchased vehicles, which would be depreciated based on usage over a period approximating 11 years.

**Fleet Maintenance Expense**

Maintenance of the bus fleet is a critical factor in maximizing service and minimizing the high cost of repairs. In fiscal 2006, we spent approximately $17.7 million on operating expenses, including wages, or an average of approximately $4,204 per vehicle. These operating expenses are distinct from maintenance capital expenditures, which refer to those expenses that are required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

We have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignment and oil and filter changes, all of which are performed on a regularly scheduled basis. Approximately 95% of our fleet is maintained by our trained technicians at 74 of our 76 terminal locations. The remaining buses are maintained by local truck service contractors who adhere to strict state, provincial and federal regulations as well as our standards.

**Bus Drivers**

The ability to recruit, hire and retain drivers is critical. Drivers generally work less than 1,000 hours a year and generally earn wages of between $8.75 and $20.66 per hour, depending on seniority and local wage competition. We believe that we provide competitive driver compensation, as evidenced by what we believe to be a relatively low attrition rate of our drivers. In addition, we generate opportunities for drivers to earn supplemental wages by providing charter or extracurricular assignments. We target homemakers with children in the school system and early retirees as ideal driver candidates. We require our drivers to complete a comprehensive training process to fully satisfy or exceed federal and state regulatory requirements, as well as local contract requirements.

**Routing**

We typically work with school districts to develop the most effective routing plan and to coordinate bell times at the schools. Most of our locations use routing/mapping tools commonly available on the Internet when necessary. While we do not utilize our own mapping software, our professionals will work with a customer's routing software when requested.

**Insurance and Bonding**

We maintain various forms of liability insurance against claims for bodily injury or property damage. Such insurance consists primarily of: (i) automobile and general liability insurance of up to $55 million per occurrence, subject to a $250,000 deductible per occurrence; (ii) statutory workers' compensation and employers' liability insurance, subject to a $250,000 deductible per occurrence; and (iii) all risk property damage insurance (excluding automobiles) covering replacement value and/or building contents as required by lease terms, subject to a $5,000 deductible per occurrence. In addition, the Company maintains automobile physical damage insurance of $2.0 million per location, subject to a $5,000 deductible per vehicle. In certain circumstances, the Company maintains current levels of insurance coverage of acquired companies for a transition period before switching to the Company programs described above. Certain of our customer contracts contain protections against increases in our insurance costs.

Approximately 20% of our revenue is associated with contracts that contain performance or surety bond requirements. These bonds are written by certified surety underwriters with whom we have longstanding relationships. For the 2006-2007 school year, our outstanding performance bonds aggregated $32.3 million, at an annual cost of approximately $0.3 million.

**Safety**

We have an excellent safety record. We are subject to Occupational Safety and Health Administration regulations and have had no material citations or violations. As well, state authorities conduct scheduled as well as random inspections of our fleet to ensure that we comply with applicable regulations. We believe that we are in material compliance with all current United States and Canadian federal, state and provincial safety laws and regulations. Management has developed a corporate culture focused on passenger safety and service. In support of this commitment, we employ more than 100 certified regulated school bus safety instructors who are responsible for the implementation of safety and training programs. Management believes that our emphasis on passenger safety and service is a major contributor to our success in winning new contracts.

**Management Information Systems**

Management believes that our databases and information systems and competency in regular and accurate financial reporting amount to a strong competitive advantage. Our centralized accounting system, MAS-200, can be accessed from remote locations via our secure server. Vehicles and other assets are tracked using our Fixed Asset System (FAS). The accounting systems are hosted and supported by a third party provider — MRK Host Window.

We do not have a uniform routing/reservation system in place for all locations. On a case-by-case basis, we will install routing software packages in a terminal location as required by a customer. Given our focus on smaller rural and suburban markets, most locations have determined that routing and mapping tools commonly available on the Internet are adequate.

We have stand-alone Engine Diagnostic Systems in place in most of our locations, which can be used by maintenance personnel to efficiently diagnose vehicle system problems. These systems allow us to utilize our maintenance personnel more efficiently and take advantage of the computerized systems in our vehicles.

### Competitive Environment

Generally, the school bus transportation industry awards contracts through a public bidding process, which is often based on the concept of lowest responsible bid. Specifically, in selecting a bid, the school district will consider a variety of factors in addition to cost, including reputation of the bidder, its safety record and quality of service. As we operate primarily in rural and suburban markets, we generally compete with smaller regional companies.

Laidlaw, FirstGroup and National Express are the national industry consolidators and have acquired many of the largest private school bus transportation providers over the last decade. Their strategy has been to purchase competitors in various markets, with the elimination of local branding in favour of the national brand already established. This strategy has resulted in a high concentration of their business in urban markets. As a result of the high concentration in urban markets, companies operating in these markets generally experience a higher degree of competitive pricing than those operating in rural and suburban markets. The following chart lists the top ten providers of school bus transportation services in the United States:

**TOP 10 STUDENT TRANSPORTATION CONTRACTORS, 2006-2007 SCHOOL YEAR**

| Rank | Company | Fleet Size | Headquartered |
|---|---|---|---|
| 1 | Laidlaw Education Services | 39,171 | Naperville, IL |
| 2 | First Student Inc. (First Group plc) | 22,000 | Cincinnati, OH |
| 3 | National Express Group plc | 14,500 | Chicago, IL |
| 4 | Atlantic Express Transportation Group | 6,239 | Staten Island, NY |
| 5 | Student Transportation of America | 4,650 | Wall, New Jersey |
| 6 | Cook-Illinois Corp. | 1,675 | Oak Forest, IL |
| 7 | Peterman | 1,341 | Cincinnati, OH |
| 8 | WE Transport | 1,145 | Plainview, NY |
| 9 | The Trans Group | 1,050 | Spring Valley, NY |
| 10 | Krapf Bus Companies | 1,010 | Extron, PA |
| | **Total Top 10** | 92,781 | |
| 11-50 | **Total of Next 40 Operators** | 17,062 | |
| | **Total Private Industry** | 150,000(1) | |

Note:

(1) Based on an industry total of 450,000 school business and a 33% market share of the estimated 4,000 private operators.

Source: School Bus Fleet 2007 Fact Book.

### Capital Expenditures

Our capital expenditures can be categorized into two types: maintenance and growth or earnings enhancing. The table below sets out our historical and average maintenance and growth capital expenditures for the past three years (in millions of dollars).

| | 2007 | 2006 | 2005 | Average |
|---|---|---|---|---|
| Maintenance Capital Expenditures | $1.2 | $5.1 | $6.5 | $4.3 |
| Growth Capital Expenditures | 10.3 | 17.3 | 8.7 | 12.1 |
| Total Capital Expenditures | 11.5 | 22.4 | 15.2 | 16.4 |

In July 2006, we leased approximately $5.4 million in replacement vehicles for the 2006-2007 school year, and in December 2006, we leased an additional $1.4 million in replacement school vehicles.

*Maintenance Capital Expenditures*

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

*Growth Capital Expenditures*

Growth capital expenditures are those related to new bids, the purchase of new equipment and the expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of new facilities and other capital improvements). Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity.

**Currency Hedging Policy**

We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because distributions from the Company are in U.S. dollars and the distributions that the Company makes to STA and STA ULC are paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, we entered into a five-year hedging arrangement at an exchange rate of Cdn. $1.2275 to US$1.00 until January 15, 2010. We have entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2007, we had 57 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

| Contract Dates | Number of Contracts | US$ to be delivered (in millions) | Cdn$ to be received (in millions) | Cdn$ per US$ (weighted average) |
|---|---|---|---|---|
| July 2007-June 2008 | 12 | 11.9 | 14.7 | 1.2275 |
| July 2008-June 2009 | 12 | 11.9 | 14.7 | 1.2275 |
| July 2009-June 2010 | 12 | 11.9 | 14.7 | 1.2224 |
| July 2010-June 2011 | 12 | 13.1 | 14.7 | 1.1171 |
| July 2011-March 2012 | 9 | 10.0 | 10.9 | 1.1022 |
| | | 58.9 | 69.7 | |

Subsequent to the issuance of additional IPS units in connection with the Bought Deal, we entered into a two year Canadian dollar/U.S. dollar collar hedge contract for $5.6 million in annual distributions. The collar hedge transactions provide us with the ability to purchase Canadian dollars at an exchange rate between Cdn. $1.0400 and Cdn. $1.1540 to U.S. $1.00. In April 2007, we extended the collar transaction another six months through January 2009 at an exchange rate between Cdn. $1.1000 and $1.1740 to US $1.00. Based on the forward contracts and the collar hedge contracts, we currently have hedged approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. On September 19, 2007, we entered into three additional monthly forward contracts at a rate of Cdn. $1.0060 to U.S. $1.00 to hedge approximately Cdn. $1.2 million of monthly distributions from April 2012 to June 2012. We intend to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

We review our hedging policy on an ongoing basis.

**Employees**

As at June 30, 2007, we had approximately 5,000 employees, most of whom are employed on a part-time basis. Of these employees, approximately 4,500 are drivers and monitors, approximately 400 are employed in operations, maintenance and safety training and approximately 100 are employed in administration. Less than 10% of the workforce is represented by a labour union. Management believes that the workforce is relatively stable and considers our employee relations to be excellent.

**Facilities**

In total, we operate 76 terminal locations, of which three are owned. The typical school bus terminal consists of parking spaces for buses, additional space for driver parking, several maintenance bays, a small office and dispatch area and a driver training and rest area. The leased properties range in lease length from month-to-month to thirteen years and contain various renewal options. We generally tie our lease terms to the length of the primary local revenue contract, with our leases currently set to expire at various times through 2018. Ten of the terminals are located on school district properties under the terms of our contracts with those customers. In addition, we lease twelve parking-only sites and five office locations. Rent expense was $3.8 million for the twelve months ended June 30, 2007.

**Environmental**

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, vehicle fuelling and maintenance, wastewater and storm water discharge, ownership and operation of Underground Storage Tanks ("USTs") and cleanup of contaminated soil and groundwater. We have taken into account the requirements of such environmental laws in the improvement, expansion and start-up of our facilities. We typically conduct Phase 1 environmental assessments of most terminals prior to occupying them. USTs are located and operated at twelve of our properties. Under applicable environmental laws, we could be potentially responsible for cleanup of contamination at owned or leased facilities caused by our operation or, potentially, by the past operations of others. Although we do not expect significant environmental liabilities or compliance or cleanup obligations, there can be no assurance that such liabilities and/or obligations will not increase in the future or have a material adverse effect.

**Regulatory Environment**

We are subject to a wide variety of federal, state, provincial and municipal laws in the U.S. and Canada concerning vehicle standards, equipment maintenance, qualification training and testing of employees, and qualification and maintenance of operating facilities.

In the U.S., our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"), a division of the U.S. Department of Transportation pursuant to the *National Traffic and Motor Vehicle Safety Act* (1966). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Amendments passed in 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements.

The *Commercial Motor Vehicle Safety Act of 1986* requires drivers of commercial vehicles, including school buses, to obtain a Commercial Drivers License. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers. Under regulations enacted at the state and/or local levels, our school bus drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Pursuant to regulations promulgated by the U.S. Department of Transportation under the *Drug Free Workplace Act of 1988*, our drivers are required to undergo pre-employment drug and alcohol testing and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. As well, we conduct criminal background checks on all of our drivers. The Surface Transportation Board governs interstate movements of school buses and the Federal Highway Administration regulates the licensing of all school bus carriers conducting interstate commerce. Certain states require contractors to obtain operating permits to carry on intra-state business.

In Canada, our operations in Ontario are subject to provincial motor vehicle safety, licensing and driver operation standards established by the Ontario Ministry of Transportation under the *Highway Traffic Act* and the *Provincial Offences Act*. Ontario law also requires bus companies which provide charter trips to obtain a Public Vehicle Operating Licence from the Ontario Highway Transport Board, under the *Public Vehicles Act*. Our Ontario operations are also subject to workplace safety laws including the *Workplace Safety and Insurance Act* and the *Occupational Health and Safety Act*.

## THE ISSUER

### Description of Common Shares and IPSs

As at June 30, 2007, STA had 23,718,554 Common Shares issued and outstanding, of which 20,705,554 are represented by IPSs, 3,000 are Common Shares related to IPSs that have been separated by shareholders, and 3,010,000 represent the Common Shares issued on March 29, 2007 pursuant to the Common Share-only private placement. Upon the expiry of the Exchange Offer on September 4, 2007, STA issued 7,969,609 Common Shares in connection with the Exchange Offer (see "General Description of the Business"). As at September 5, 2007, subsequent to the Exchange Offer, STA had 31,688,163 Common Shares issued and outstanding (including Common Shares which form part of the IPSs) and 11,411,261 IPSs outstanding. Each IPS represents one Common Share and Cdn $3.847 principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

#### *Voluntary Separation and Recombination*

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution (subject to the rules and procedures of CDS). Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See "Book-Entry Settlement and Clearance" below for more information on the method by which delivery and surrender of IPSs and delivery of Common Shares and Subordinated Notes will be effected.

#### *Automatic Separation*

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC;
- exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption;
- the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof;
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or
- the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

***Book-Entry Settlement and Clearance***

CDS acts as securities depository for the IPSs, the Subordinated Notes and the Common Shares represented by the IPSs, which are referred to collectively as the "Securities". The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global share certificates. The global notes and global share certificates are issued as fully registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs or Subordinated Notes sold separately, the investor must do so through direct and indirect CDS participants. The participant through which a purchase is made will receive a credit for the applicable number of IPSs on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner", is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities will be subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable Security except in the event that use of the book-entry only system for the Securities is discontinued.

Cross market transfers between CDS participants, on the one hand, and the Depositary Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Securities held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

CDS will not consent or vote with respect to the Securities. Under its usual procedures, CDS would mail an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns CDS's consent or voting rights to those direct participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

STA and the trustee under the Subordinated Note Indenture (as defined below) will make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of CDS, STA, STA ULC or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

STA and the trustee under the Subordinated Note Indenture will be responsible for the payment of all amounts to CDS. CDS will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depositary with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to STA, STA ULC and the trustee under the Subordinated Note Indenture. If CDS discontinues providing its service as securities depositary with respect to the IPSs and STA and STA ULC are unable to obtain a successor securities depositary, an investor will automatically take a position in the component securities and STA and STA ULC will print and deliver certificates representing the IPSs. If CDS discontinues providing its service as securities depositary with respect to the Common Shares or Subordinated Notes and STA or STA ULC are unable to obtain a successor securities depositary, STA and STA ULC will print and deliver to the investor certificates for those securities and STA and STA ULC will automatically take a position in the securities and STA and STA ULC will print and deliver certificates for the Common Shares and Subordinated Notes.

Also, in the event that STA or STA ULC decide to discontinue use of the system of book-entry only transfers through CDS (or a successor securities depositary), STA or STA ULC will print and deliver to the holder certificates for the Common Shares and Subordinated Notes the holder may own.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that we believe to be reliable, including CDS, but we do not take responsibility for its accuracy.

We will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, any ownership interest in the securities; or

- any payments to, or the providing of notice, to participants or beneficial owners.

*Separation and Recombination.* Any voluntary or automatic separation of IPSs, and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected will be credited and debited for the applicable securities on CDS's records.

*Procedures relating to subsequent issuances.* The Subordinated Note Indenture and the agreements with CDS provide that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the principal amount of the outstanding Subordinated Notes. See "Description of Subordinated Notes — Additional Issuances of IPSs and Subordinated Notes".

**Share Capital of the Issuer**

***Share Capital of STA***

The authorized share capital of STA consists of an unlimited number of common and preferred shares. As at June 30, 2007, no preferred shares and 23,718,554 Common Shares were issued and outstanding, of which 20,705,554 were represented by the IPSs, 3,000 are Common Shares related to IPSs that have been separated by shareholders, and 3,010,000 represent the Common Shares issued on March 29, 2007 pursuant to the Common Share-only private placement. See "The Issuer – Description of Common Shares".

Holders of Common Shares of STA are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

***Share Capital of STA ULC***

The authorized share capital of STA ULC consists of 1,000,000,000 common shares. As at June 30, 2007, all of the issued and outstanding common shares of STA ULC were owned by STA Holdings. Holders of common shares of STA ULC are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA ULC, the holders of common shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and subject to the prior rights of preferred shares (if any).

The shareholders of STA ULC may, by special resolution, alter the share capital of STA ULC and, without prejudice to any special rights previously conferred on the existing shareholders at the time, issue preferred shares with such designations, powers, preferences, privileges and relative, participating, optional or special rights, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares.

***Description of Subordinated Notes***

As at June 30, 2007, Cdn. $89,665,808 principal amount of Subordinated Notes was outstanding. Of these, Cdn. $79,665,808 principal amount of notes represent the IPS Notes that were issued as part of the IPSs. The remaining Cdn. $10,000,000 represent the separate Subordinated Notes issued as part of the IPS Transactions (the "Separate Subordinated Notes"). The Subordinated Notes have been issued under an indenture dated as of December 21, 2004 (the "Subordinated Note Indenture"), between STA ULC, the Company, the Guarantors and Computershare Trust Company of Canada, as trustee (the "Trustee"). The following is a description of the terms of the Subordinated Note Indenture, a copy of the form of which has been filed with the Canadian securities regulatory authorities and is available at www.sedar.com. Capitalized terms used in this "Description of Subordinated Notes" section and not otherwise defined have the meanings set forth in the Subordinated Note Indenture and in the section "Certain Definitions" below, as applicable. The following summary of certain provisions of the Subordinated Note Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Subordinated Note Indenture. Upon expiry of the Exchange Offer on September 4, 2007, the Subordinated Notes outstanding at June 30, 2007 were reduced by $45.8 million (see "General Development of the Business"), and the total principal amount of the Separated Subordinated Notes issued as part of the IPS Transactions had been tendered to the Exchange Offer, on a combined basis representing 51% of the aggregate principal amount of Subordinated Notes then outstanding. As such, the Separated Subordinated Notes are no longer issued and outstanding.

**General**

The Subordinated Note Indenture provides for the issuance of the Subordinated Notes represented by the IPSs and for the issuance of the Separate Subordinated Notes. The Subordinated Note Indenture also provides for the issuance of an unlimited aggregate principal amount of additional Subordinated Notes (the "Additional Subordinated Notes") having substantially identical terms and conditions to the outstanding Subordinated Notes, subject to compliance with the covenants contained in the Subordinated Note Indenture. Any Additional Subordinated Notes will be part of the same issue as the outstanding Subordinated Notes and will vote on all matters with the outstanding Subordinated Notes.

The Subordinated Notes are registered in book-entry only form. See "Description of IPSs — Book-Entry Settlement and Clearance". The Subordinated Notes are not and will not be listed or traded on any exchange or market and therefore the holders may not be able to resell the Subordinated Notes. In connection with the Bought Deal, CIBC World Markets Inc. advised the Company that it intended to make a market in the Subordinated Notes subject to customary market practices and applicable legal and regulatory requirements and limitations. However, CIBC World Markets Inc. may discontinue any such activities, if commenced, at any time and without notice for any reason that would cause it to discontinue such activities in the ordinary course of its securities trading businesses.

Moreover, if and to the extent that CIBC World Markets Inc. makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

The Subordinated Notes represent an unsecured subordinated obligation of STA ULC and each Guarantor has guaranteed the Subordinated Notes on an unsecured basis. See "— Security and Guarantees" below.

**Maturity**

The Subordinated Notes mature on December 21, 2016. On maturity, STA ULC will repay the indebtedness represented by the Subordinated Notes by paying the Trustee, on behalf of the holders, in lawful money of Canada an amount equal to the principal amount of the outstanding Subordinated Notes, together with accrued and unpaid interest.

**Interest**

The Subordinated Notes bear interest at a rate of 14% per annum from the date of their issuance, or from the most recent date to which interest has been paid or provided for, payable monthly in arrears, subject to any permissible interest deferral, less any tax required to be withheld, on the fifteenth day following the end of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The interest and principal on the Subordinated Notes are payable in lawful money of Canada by wire transfer or banker's draft at any branch in Canada of the bank specified in the Subordinated Note Indenture.

**Interest Deferral**

Prior to December 21, 2009, STA ULC is permitted, at its election, to defer interest payments on the Subordinated Notes, if and for so long as the Interest Coverage Ratio of the Company for the most recently ended twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold, unless a default in payment of interest, principal or premium, if any, on the Subordinated Notes has occurred and is continuing, or any other Event of Default with respect to the Subordinated Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Subordinated Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond December 21, 2009.

In addition, after December 21, 2009, STA ULC may at its election defer interest on the Subordinated Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Subordinated Notes has occurred and is continuing or any other Event of Default with respect to the Subordinated Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Subordinated Notes will bear interest at the same rate as the stated rate on the Subordinated Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Subordinated Notes, including interest on deferred interest. All interest deferred prior to December 21, 2009, including interest accrued on deferred interest, must be repaid on December 21, 2009. All interest deferred after December 21, 2009, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

**Deferral Period**

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other Restricted Payments. See "Certain Covenants— Limitation on Restricted Payments". The Credit Facility contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Subordinated Notes.

**Additional Amounts for U.S. Withholding Tax**

All amounts paid or credited by STA ULC under or with respect to the Subordinated Notes or by any Guarantor under or in respect of its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities or expenses related thereto) imposed or levied by or on behalf of the government of the United States or any government of any political subdivision, state or territory of the United States or any authority or agency therein or thereof having power to tax (hereinafter, "Taxes"), unless STA ULC or such Guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law. If STA ULC or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes or the Guarantees of the Subordinated Notes, STA ULC or such Guarantor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each owner of Subordinated Notes (an "owner" for purposes of this "Additional Amounts for U.S. Withholding Tax" section) including Additional Amounts, after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount the owner would have received if such Taxes had not been withheld or deducted; provided that Additional Amounts will only be payable with respect to a payment made to a person if:

(a) the person is a Non-U.S. Holder that is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to STA ULC or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) executed under penalties of perjury that such Non-U.S. Holder is not a "United States person" (as defined in the United States Internal Revenue Code of 1986, as amended (the "Code")) and provides its name and address; or (ii) a "qualified intermediary" (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form), and

(c) the payment is not effectively connected with such person's conduct of a trade or business within the U.S.

STA ULC and any Guarantors will also:

1. make such withholding or deduction; and

2. remit the full amount deducted or withheld to the relevant authority;

in accordance with and in the time required under applicable law. STA ULC and any Guarantors will furnish to the holders of the Subordinated Notes that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any taxes due under applicable law, certified copies of tax receipts or other documentation evidencing such payment by STA ULC or such Guarantor.

At least 30 days or as soon as otherwise practicable prior to each date on which any payment under or with respect to the Subordinated Notes is due and payable, on which STA ULC or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, STA ULC or such Guarantor will deliver to the Trustee an officers' certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of notes or owners on the payment date. Whenever in the Subordinated Note Indenture or in this Annual Information Form there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Subordinated Note, such mention will be considered to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

STA ULC or a Guarantor will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Subordinated Notes, the Subordinated Note Indenture or any related document ("Documentary Taxes").

The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the Subordinated Note Indenture.

**Canadian Withholding Tax**

STA ULC is entitled to deduct and withhold any applicable withholding taxes pursuant to the Tax Act from any payment to be made on the Subordinated Notes and the amount of any such deduction or withholding will be considered an amount paid in satisfaction of STA ULC's obligation under such Subordinated Notes and there is no obligation on STA ULC to gross-up amounts paid to a Holder of the Subordinated Notes in respect of such deductions or withholding.

**Optional Redemption**

Except for a tax redemption described below, STA ULC may not redeem the Subordinated Notes at its option prior to December 21, 2009.

On or after December 21, 2009, STA ULC may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice to Holders, for cash, at a redemption price (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest on the Subordinated Notes redeemed to the applicable redemption date, if redeemed during the twelve month period beginning on December 21 in the years indicated below:

| Year | Percentage |
|---|---|
| 2009 | 105% |
| 2010 | 105% |
| 2011 | 104% |
| 2012 | 104% |
| 2013 | 103% |
| 2014 | 102% |
| 2015 | 101% |
| 2016 and thereafter | 100% |

STA ULC may, at its option, redeem all, but not less than all, of the Subordinated Notes, at any time upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus accrued and unpaid interest to the redemption date, during any period that for U.S. federal income tax purposes STA ULC: (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes and STA ULC is required to pay Additional Amounts. See "— Additional Amounts for U.S. Withholding Tax".

In the case of any partial redemption, selection of the Subordinated Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate (and in such manner as complies with the applicable legal and regulatory requirements). If any Subordinated Note is to be redeemed in part only, the notice of redemption relating to such subordinated note will state the portion of the principal amount thereof to be redeemed. A new Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Subordinated Note. On and after the redemption date, interest will cease to accrue on Subordinated Notes or portions thereof called for redemption, so long as STA ULC has deposited with the depositary funds sufficient to pay the principal of, plus accrued and unpaid interest and the premium (if any) on, the Subordinated Notes to be redeemed.

**Ranking**

The Subordinated Notes represent unsecured subordinated indebtedness of STA ULC and are subordinated in right of payment, as set forth in the Subordinated Note Indenture, to all existing and future Senior Indebtedness of STA ULC, including the guarantee provided by STA ULC pursuant to the Credit Facility.

STA ULC may not pay principal of, premium (if any) or interest on, the Subordinated Notes or make any deposit pursuant to the provisions described under "— Defeasance" below and may not otherwise purchase, redeem or otherwise retire any Subordinated Notes (except that Holders may receive and retain (a) Permitted Junior Securities and (b) payments made from the trust described under "— Defeasance" below so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions described herein or any other material agreement binding on STA ULC, including the Credit Facility) (collectively, "pay the Subordinated Notes") if:

- a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Indebtedness occurs and is continuing or any other amount owing in respect of any Designated Senior Indebtedness has not been paid when due, or

- any other default on any Designated Senior Indebtedness has occurred and the maturity of such Designated Senior Indebtedness has been accelerated in accordance with its terms,

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid or discharged in full.

However, STA ULC may pay the Subordinated Notes without regard to the foregoing if STA ULC and the Trustee receive written notice approving such payment from the Representative of each series of the Designated Senior Indebtedness with respect to which either of the events set forth in either of the bullet points of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in either of the bullet points of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or upon the expiration of any applicable grace periods, STA ULC may not pay the Subordinated Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to STA ULC) of written notice (a "Blockage Notice") of such default from the Representative of such defaulted Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending on the earliest to occur of the following events:

- 179 days shall have elapsed since the receipt of such Blockage Notice;

- such Payment Blockage Period is terminated by written notice to the Trustee and STA ULC from the Person or Persons who gave such Blockage Notice;

- the repayment or discharge in full of such defaulted Designated Senior Indebtedness; or

- the default giving rise to such Blockage Notice is no longer continuing or is waived by the holders of the defaulted Designated Senior Indebtedness or the Representative of such holders.

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the succeeding paragraph), unless the holders of such defaulted Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such defaulted Designated Senior Indebtedness, STA ULC may resume payments on the Subordinated Notes after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this provision, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or an assignment for the benefit of its creditors or any marshalling of the Company's assets or liabilities, the holders of Senior Indebtedness will be entitled to receive payment of all the Senior Indebtedness before the holders of the Subordinated Notes are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the Subordinated Notes would be entitled but for the subordination provisions of the Subordinated Note Indenture will be made to holders of the Senior Indebtedness as their interests may appear. However, the holders of Subordinated Notes may receive and retain Permitted Junior Securities, and payments made from the trust described under "— Defeasance" so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions described herein or any other material agreement binding on the Company, including the Credit Facility. If a distribution is made to holders of the Subordinated Notes that, due to the subordination provisions of the Subordinated Note Indenture should not have been made to them, such holders of the Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of each series of the Designated Senior Indebtedness (or their respective Representative) of such occurrence. If any Designated Senior Indebtedness is outstanding, STA ULC may not make any payments then due on the Subordinated Notes until five business days after the holders or the Representative of such Designated Senior Indebtedness receive notice of such occurrence and, thereafter, may pay the Notes only if the subordination provisions of the Subordinated Note Indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the Subordinate Note Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, rateably, than the holders of the Subordinated Notes and, because of the obligation on the part of the holders of the Subordinated Notes to turn over distributions to the holders of Senior Indebtedness, to the extent required to pay Senior Indebtedness in full, trade creditors of the Company and Guarantors may recover more, rateably, than the holders of the Subordinated Notes.

The Subordinated Note Indenture contains identical subordination provisions relating to each Guarantor's obligations under its Guarantee. Notwithstanding the above provisions, nothing shall prevent an Event of Default from occurring or otherwise impair, as between STA ULC (and the Guarantors) and the holders of the Subordinated Notes, the obligation of STA ULC and the Guarantors, which is unconditional and absolute, to make payments on the Subordinated Notes as and when the same shall become due and payable in accordance with their terms, nor shall the holders of Subordinated Indebtedness be prohibited from immediately enforcing any of their default remedies permitted by applicable law upon default under the Subordinated Notes, subject, however, to the Acceleration Forbearance Period.

**Security and Guarantees**

The Subordinated Notes represent an unsecured obligation of STA ULC, guaranteed by the Company and each of its Subsidiaries other than Student Transportation of Canada Inc. and its subsidiary Toshmar Bus Lines Limited, on an unsecured basis pursuant to guarantees entered into by each Guarantor. The indebtedness evidenced by each Guarantee is subordinated in right of payment, as set forth in the Subordinated Note Indenture, to all existing and future Senior Indebtedness of such Guarantor, including the Senior Indebtedness of the Company and its affiliates under the Amended and Restated Credit Agreement.

**Additional Issuances of IPSs and Subordinated Notes**

Subject to certain covenants on the Incurrence of Indebtedness, the Subordinated Note Indenture provides for the additional issuances of Subordinated Notes, but only to the extent that the issuance of Additional Subordinated Notes would not cause STA ULC to be insolvent. The terms of any Additional Subordinated Notes will be identical in all material respects to the outstanding Subordinated Notes. STA ULC may issue Additional Subordinated Notes at a discount or premium to the principal amount.

**Acceleration Forbearance Periods**

The principal amount of the Subordinated Notes will not be due and payable during any Acceleration Forbearance Period; provided however, the Acceleration Forbearance Period shall not prevent an Event of Default from occurring or otherwise impair, as between STA ULC (and the Guarantors) and the holders of the Subordinated Notes, the obligation of STA ULC and the Guarantors, which is unconditional and absolute, to make payments on the Subordinated Notes as and when the same shall become due and payable in accordance with their terms, nor shall the holders of Subordinated Debt be prohibited from immediately enforcing any of their other default remedies permitted by applicable law (including the right to sue) during the Acceleration Forbearance Period. "Acceleration Forbearance Period" means, so long as STA ULC has Senior Indebtedness outstanding which requires subordinated debt of STA ULC to have a forbearance provision, the period beginning on the date when the Trustee or the holders of at least 25% in principal amount of the outstanding Subordinated Notes (or Holders of a Reduced Threshold Amount in the case of a Reduced Threshold Default) provide STA ULC with a notice of acceleration and ending on the earliest of: (a) 179 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forbearance Period in the immediately preceding 12-month period, the duration of the Acceleration Forbearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forbearance Periods that occurred during the preceding 12-month period; (b) the date the holders of Indebtedness under the Credit Facility accelerate the Senior Indebtedness thereunder or any enforcement or collection action shall have been commenced with respect thereto; (c) the occurrence or existence of an Event of Default described in clause (vii) under "Defaults under the Subordinated Note Indenture"; (d) the maturity of the Subordinated Notes; and (e) the holders of Senior Indebtedness consent in writing to the termination of the Acceleration Forbearance Period.

The Subordinated Note Indenture also contains substantially equivalent forbearance provisions relating to each Guarantor's Obligations under its Guarantee.

**Change of Control**

Upon the occurrence of any of the following events (each, a "Change of Control"), STA ULC will have the obligation to make an offer to repurchase all or any part of a Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) the adoption of a plan relating to the liquidation or dissolution of STA ULC, the Company or STA, (ii) the acquisition by any Person or group of a direct or indirect interest in securities representing more than 50% of the voting power of the Voting Stock of STA ULC, the Company or STA, by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of STA ULC, the Company or STA, as the case may be, as a result of such transaction), or (iii) the merger or consolidation of STA ULC, the Company or STA with or into another Person or the merger of another Person into STA ULC, the Company or STA with the effect that immediately after such transaction the shareholders of STA ULC, the Company or STA, as the case may be, immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting rights of all securities generally entitled to vote in the election of directors, managers, or trustees of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of STA ULC, the Company or STA as a result of such transaction.

Future Senior Indebtedness of STA ULC may contain prohibitions on certain events which would constitute a Change of Control or require STA ULC to repay or repurchase, or to make an offer to repurchase, such Senior Indebtedness upon a Change of Control. The Senior Indebtedness may prohibit any purchase by STA ULC of the Subordinated Notes. Moreover, the exercise by the Holders of their right to require STA ULC to repurchase the Subordinated Notes could cause a default under other Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on STA ULC. STA ULC's ability to pay cash to the Holders upon a repurchase may be limited by STA ULC's then existing financial resources and the terms of any Senior Indebtedness then in effect. There can be no assurance that sufficient funds will be available when necessary to make any repurchases.

If at the time of such Change of Control the terms of any Senior Indebtedness restrict or prohibit the repurchase by STA ULC of Subordinated Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, STA ULC shall (i) repay in full all Senior Indebtedness or offer to repay in full all Senior Indebtedness and repay the Senior Indebtedness of each lender who has accepted such offer, or (ii) obtain the requisite consent under the agreements governing the Senior Indebtedness to permit STA ULC to make an offer to repurchase the Subordinated Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, unless STA ULC has exercised its right to redeem all of a particular Holder's Subordinated Notes as described above under "— Optional Redemption", in which case the following provisions shall not apply to such Holder (an "Excluded Holder"), STA ULC will mail a notice (a "Change of Control Offer") to each Holder with a copy to the Trustee stating: (i) that a Change of Control has occurred, together with an offer to purchase the Subordinated Notes of each Holder who is not an Excluded Holder at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (ii) the circumstances and relevant facts and financial information regarding such Change of Control; (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by STA ULC, consistent with this covenant, that a Holder must follow in order to have its Subordinated Notes purchased.

A holder of IPSs will not be able to have its Subordinated Notes purchased unless the Holder surrenders the IPSs to the applicable depositary and receives delivery of the Common Shares and Subordinated Notes represented thereby.

STA ULC will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Subordinated Note Indenture applicable to a Change of Control Offer made by STA ULC and purchases all Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer; or (ii) issues a redemption notice in compliance with the requirements set forth in the Subordinated Note Indenture with respect to all of the Subordinated Notes and redeems such Subordinated Notes on the redemption date specified in the redemption notice.

**Recombination of Subordinated Notes and Common Shares into IPSs**

The Subordinated Note Indenture provides that as long as any Subordinated Notes are outstanding, any Holder of Subordinated Notes and Common Shares may at any time and from time to time, recombine these securities to form IPSs.

**Certain Covenants**

The Subordinated Note Indenture contains covenants including, among others, the covenants listed below.

*Limitations on Incurrence of Indebtedness.* The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that STA ULC and the Company or any of their Subsidiaries may Incur Indebtedness if the ratio of Total Funded Debt at the end of the most recently ended full fiscal quarter to Adjusted EBITDA for the most recently ended four full fiscal quarters of the Company for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been less than 4.8 to 1.0 (the "Debt-to-EBITDA Ratio") determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations do not apply to:

(a) the Incurrence by STA ULC, the Company or any Subsidiary of Indebtedness pursuant to the Credit Facility in an amount not to exceed $85 million;

(b) the Incurrence by STA ULC and the Guarantors of Indebtedness represented by the Subordinated Notes and Separate Subordinated Notes issued on December 21, 2004 and the Guarantees and in connection with the exercise by the Underwriters of the over-allotment option;

(c) Indebtedness existing on December 21, 2004;

(d) Indebtedness to be issued in the form of Additional Subordinated Notes which are represented by IPSs having a common share component of not less than 50% of such IPSs (and the related issuance by the Company of preferred shares) upon the repurchase of any Class B or C common shares of the Company;

(e) Indebtedness arising from agreements of STA ULC, the Company or any Subsidiary providing for indemnification, adjustment of purchase price, earn out or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of STA ULC or the Company in accordance with the terms of the Subordinated Note Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(f) Indebtedness of STA ULC or the Company to a Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to STA ULC, the Company, or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(g) Indebtedness of a Subsidiary to STA ULC or the Company or another Subsidiary; provided that (i) any such Indebtedness is made pursuant to an intercompany note, and (ii) if a Guarantor Incurs such Indebtedness to a Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Subsidiary lending such Indebtedness ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to STA ULC, the Company or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(h) Hedging Obligations that are incurred in the ordinary course of business (i) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Subordinated Note Indenture to be outstanding, (ii) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges, or (iii) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(i) any guarantee by STA ULC, the Company or a Guarantor of Indebtedness or other obligations of STA ULC, the Company or any Subsidiary so long as the Indebtedness by STA ULC, the Company or such Subsidiary is permitted under the terms of the Subordinated Note Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness will be subordinated in right of payment to such Guarantor's Guarantee with respect to the Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable;

(j) the Incurrence by STA ULC, the Company or any Subsidiary of any of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (a), (b), (c) and (d) above and (k) and (o) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "Refinancing Indebtedness") prior to its respective maturity, provided, however, that such Refinancing Indebtedness:

(i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(ii) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced or the Stated Maturity of the Subordinated Notes;

(iii) to the extent such Refinancing Indebtedness refinances Indebtedness pari passu with the Subordinated Notes or the Guarantees, is pari passu with or subordinated to the Subordinated Notes or Guarantees, as applicable; and

(iv) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, prepayment penalties, costs, expenses and fees Incurred in connection with such refinancing;

provided that the Debt-to-EBITDA Ratio continues to be met and provided further that clauses (i) and (ii) of this sub-paragraph (j) shall not apply to any refunding of the Credit Facility;

(k) Indebtedness of Persons that are acquired by STA ULC, the Company or a Subsidiary merged into a Subsidiary in accordance with the terms of the Subordinated Note Indenture; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness on a pro forma basis either (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt-to-EBITDA Ratio set forth in this covenant or (ii) the Interest Coverage Ratio for the preceding period on a pro forma basis, after giving effect to such acquisition and the Incurrence of such Indebtedness, would be greater than the actual Interest Coverage Ratio for such period without giving effect to such acquisition and provided further that the Debt-to-EBITDA Ratio continues to be met;

(l) the incurrence by STA ULC, the Company or any of its Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of STA ULC, the Company or such Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in an aggregate principal amount, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (l), not to exceed any time outstanding $10 million and provided further that the Debt-to-EBITDA Ratio continues to be met;

(m) the incurrence by STA ULC, the Company or any of its Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self insurance; provided, however, that, in each case, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(n) the incurrence by STA ULC, the Company or any of its Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by STA ULC, the Company or such Subsidiaries in the ordinary course of business;

(o) the incurrence by STA ULC, the Company or any of its Subsidiaries of additional Indebtedness in an aggregate amount (or accreted value, as applicable) at any time outstanding, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (o), not to exceed $10 million; and

(p) Indebtedness arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or is entitled to be Incurred pursuant to this covenant, STA ULC will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses. Accrual of interest, the accretion of accreted value or amortization at original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

*Limitation on Restricted Payments.* The Subordinated Note Indenture provides that STA ULC and the Company will not, and shall not permit any of their Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of STA ULC's, the Company's or any Subsidiary's Equity Interests, including any payment made in connection with any merger or consolidation involving STA ULC or the Company (other than (A) dividends or distributions by STA ULC or the Company payable solely in Equity Interests (other than Disqualified Stock) of STA ULC or the Company or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, STA ULC or the Company or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with the terms of such Equity Interests); or

(ii) purchase or otherwise acquire or retire for value any Equity Interests of STA ULC or the Company, other than repurchases of the Class B or C common shares by the Company in certain circumstances (a "**Repurchase Event**"); or

(iii) make a Restricted Investment;

(all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(b) (i) no Interest Deferral Period with respect to the Subordinated Notes is in effect and (ii) there is no interest deferred during any Interest Deferral Period (including interest thereon) that remains unpaid; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by STA ULC, the Company and their Subsidiaries after December 21, 2004 (including Restricted Payments permitted by clauses (1), (3), (4), (5) and (6) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication:

(i) 100% of the Excess Cash of the Company (calculated in accordance with the Subordinated Note Indenture) for the period (taken as one accounting period) from the first date of the fiscal quarter in which December 21, 2004 occurs to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(ii) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash, received by the Company after December 21, 2004 from the issue or sale of Equity Interests of the Company (subject to certain exceptions), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or to STA ULC or to STA), plus

(iii) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received by the Company as a contribution to capital after December 21, 2004 (subject to certain exceptions), plus

(iv) 100% of the aggregate amount received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received from (A) the sale or other disposition (other than to STA ULC, the Company, STA or a Subsidiary) of Restricted Investments made by the Company and any Subsidiary and from repurchases and redemptions of such Restricted Investments from the Company and any Subsidiary by any Person (other than STA ULC, the Company, STA or a Subsidiary) and from repayments of loans or advances which constituted Restricted Investments, and (B) the sale (other than to STA ULC, the Company, STA or a Subsidiary) of the Capital Stock of a Subsidiary.

The Fair Market Value of property other than cash referred to in clauses (ii), (iii) and (iv) above will be determined in good faith by STA ULC and (A) in the case of property with a Fair Market Value in excess of $5 million, shall be set forth in an officers' certificate or (B) in the case of property with a Fair Market Value in excess of $10 million, shall be set forth in a resolution approved by at least a majority of the board of directors.

The foregoing provisions of this covenant do not prohibit:

1. the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of the Subordinated Note Indenture;

2. (a) the repurchase, retirement or other acquisition of any Equity Interests ("Retired Capital Stock") or Subordinated Indebtedness of STA ULC in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of STA ULC or the Company or any of their respective Subsidiaries or contributions to the equity capital of STA ULC, the Company or any of their respective Subsidiaries (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary or to an employee stock ownership plan or any trust established by STA ULC or the Company or any of their respective Subsidiaries) (collectively, including any such contributions, "Refunding Capital Stock"); and (b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by STA ULC, the Company or any of their respective Subsidiaries) of Refunding Capital Stock;

3. the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of STA ULC, the Company or any of their respective Subsidiaries issued or incurred in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness";

4. the declaration and payment of dividends or distributions to holders of any class or series of Preferred Stock issued in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness";

5. other Restricted Payments in an aggregate amount specified in the Subordinated Note Indenture which may not exceed US$10 million, provided that any amounts paid pursuant to this clause that subsequently would have become eligible to be paid out pursuant to clause (7), may be excluded from this calculation at that time;

6. repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

7. the payment of dividends on the common shares of the Company to the extent permitted but not previously paid;

8. the repurchase, redemption or other acquisition or retirement for value of any Equity Interests held by any former or current employees, officers, directors or consultants of STA ULC, the Company or any of their Subsidiaries or their respective estates, spouses or family members under any management equity plan or stock option or other management or employee benefit plan, in an aggregate amount not to exceed $5 million in any calendar year pursuant to this clause (8); provided that STA ULC, the Company or any of their Subsidiaries may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or

retirements for value permitted to have been made but not made in any preceding calendar year up to a maximum of $5 million in any calendar year pursuant to this clause (8); and provided further, that such amount in any calendar year may be increased by the cash proceeds of key man life insurance policies received by STA ULC, the Company and their Subsidiaries after the date of the Subordinated Note Indenture less any amount previously applied to the payment of Restricted Payments pursuant to this clause (8); provided further, that cancellation of the Indebtedness owing to STA ULC, the Company or any of their Subsidiaries from employees, officers, directors and consultants of the Company or any of its Subsidiaries in connection with a repurchase of Equity Interests from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Subordinated Note Indenture;

9. dividends or distributions solely in the form of Equity Interests or repurchases of Equity Interests which may be deemed to occur upon exchange or exercise of other outstanding Equity Interests; and

10. the redemption, repurchase or other acquisition for value of Capital Stock of the Company representing fractional shares of such capital stock in connection with a merger, consolidation, amalgamation or other combination involving the Company.

provided, however that at the time of and after giving effect to, any Restricted Payment permitted under clauses (1), (3), (4), (5), (6), (7) and (9), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, no Interest Deferral Period with respect to the Subordinated Notes is in effect, and there is not any interest deferred during any Interest Deferral Period (including interest thereon) that remains unpaid.

*Dividend and Other Payment Restrictions Affecting Subsidiaries.* The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit (to the extent that any of their indirect approval rights are triggered) any of their Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of their respective Subsidiaries to:

(a) (i) pay dividends or make any other distributions to STA ULC, the Company or any Subsidiary (1) on its Capital Shares, or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to STA ULC, the Company or any Subsidiary;

(b) make loans or advances to STA ULC, the Company or any Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to STA ULC, the Company or any Subsidiary; except in each case for such encumbrances or restrictions existing under or by reason of:

(i) contractual encumbrances or restrictions in effect on December 21, 2004, including pursuant to the Credit Facility;

(ii) the Subordinated Note Indenture and the Subordinated Notes;

(iii) applicable law or any applicable rule, regulation or order;

(iv) any agreement or other instrument relating to Indebtedness of a Person acquired by STA ULC, the Company or any Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(v) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

(vi) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "— Limitations on Incurrence of Indebtedness" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(vii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(viii) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

(ix) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business;

(x) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the preceding paragraph;

(xi) Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(xii) Indebtedness incurred after the date of the Subordinated Note Indenture in accordance with the terms of the Subordinated Note Indenture; provided that the restrictions contained in the agreements governing the new Indebtedness are, in the good faith judgment of the board of directors of the Company, not materially less favourable, taken as a whole, to the Holders of the Subordinated Notes than those contained in the agreements governing Indebtedness that were in effect on the date of the Subordinated Note Indenture; or

(xiii) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xii) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

*Asset Sales.* The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to cause or make an Asset Sale, unless STA ULC, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by STA ULC, the Company or such Subsidiary, as the case may be) of the assets sold.

Within 365 days after the receipt of the net proceeds of any Asset Sale, STA ULC, the Company or such Subsidiary shall apply the net proceeds from such Asset Sale, at its option:

(i) to permanently reduce Obligations under Senior Indebtedness or Indebtedness of a Subsidiary, in each case other than Indebtedness owed to STA ULC, the Company or an affiliate of STA ULC or the Company;

(ii) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a similar business; and/or

(iii) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale.

Pending the final application of any such net proceeds, STA ULC, the Company or such Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such net proceeds in cash equivalents or Investment Grade Securities. The Subordinated Note Indenture provides that any net proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of the prior paragraph will be deemed to constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $10 million, STA ULC will have the obligation to make an offer to all Holders of Subordinated Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Subordinated Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to the lesser of (i) 105% of the principal amount, and (ii) the redemption amount at such date, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer, in accordance with the procedures set forth in the Subordinated Note Indenture. A holder of IPSs will not be able to have its Subordinated Notes purchased under an Asset Sale Offer unless the Holder separates the IPS and receives delivery of the Common Shares and Subordinated Notes represented thereby.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Subordinated Notes at such Holder's registered address. If any Subordinated Note is to be purchased in part only, any notice of purchase that relates to such Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Subordinated Note in principal amount equal to the unpurchased portion of any Subordinated Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Subordinated Note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, interest shall cease to accrue on Subordinated Notes or portions thereof purchased.

The terms of any Senior Indebtedness of STA ULC, the Company or their Subsidiaries may prohibit the completion of sales and/or the application of the proceeds of sales as provided in the Subordinated Note Indenture.

*Transactions with Affiliates.* The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate of STA ULC or the Company (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $2 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favourable to STA ULC or the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by STA ULC or the Company or such Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, STA ULC delivers to the Trustee a resolution adopted by the majority of the board of directors of STA ULC, approving such Affiliate Transaction and an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by the provisions of the Subordinated Note Indenture described above under the covenant "— Limitation on Restricted Payments";

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of STA ULC, the Company, or any Subsidiary;

(iii) transactions in which STA ULC, the Company, or any of their Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor of recognized standing stating that such transaction is fair to STA ULC, the Company, or such Subsidiary from a financial point of view or meets the requirement of clause (a) of the preceding paragraph (provided that the requirements of clause (b) must be met, if applicable);

(iv) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the board of directors of the Company or STA ULC in good faith;

(v) any agreement as in effect as of December 21, 2004 or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders of the Subordinated Notes in any material respect) or any transaction contemplated thereby;

(vi) the existence of, or the performance by STA ULC, the Company, or any Subsidiary of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of December 21, 2004 and any similar agreements (including any operating agreements or limited partnership agreements) which it may enter into thereafter; provided, however that the existence of, or the performance by STA ULC, the Company, or any Subsidiary of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after December 21, 2004 shall only be permitted by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Subordinated Notes in any material respect;

(vii) any employment agreement or other compensation arrangements or agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company or such Subsidiary;

(viii) transactions between or among the Company, STA ULC and any of their Subsidiaries;

(ix) transactions with a Person that is an Affiliate of STA ULC, the Company or any of their Subsidiaries solely because the Company, STA ULC or one or more of its Subsidiaries owns an Equity Interest in, or controls, such Person; and

(x) issuances of Equity Interests (other than Disqualified Stock) to affiliates of the Company.

*Liens.* The Subordinated Note Indenture provides that STA ULC and the Company will not and will not permit any Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of STA ULC, the Company, or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of STA ULC, the Company, or any of their Subsidiaries or any other Person (other than Senior Indebtedness) unless the subordinated notes are equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the subordinated notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require STA ULC, the Company or any Subsidiary to secure the subordinated notes if the Lien consists of a Permitted Lien.

The Subordinated Note Indenture provides that no Guarantor will directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligation of such Guarantor or any other Person (other than Senior Indebtedness) unless the Guarantee of such Guarantor of the Subordinated Notes is equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to such Guarantor's Guarantee of the Subordinated Notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require any Guarantor to secure its Guarantee of the Subordinated Notes if the Lien consists of a Permitted Lien.

*Reporting Obligations*. The Subordinated Note Indenture provides that STA deliver to the Trustee within 90 days after the end of each fiscal year of STA and 45 days after the end of each fiscal quarter (other than the last fiscal quarter) of each fiscal year, a consolidated balance sheet of STA and related statements of income and changes in financial position for the fiscal year or fiscal quarter and year-to-date, as applicable in accordance with Canadian GAAP (audited with respect to annual financial statements). STA is also subject to other customary reporting obligations, including the delivery of officers' certificates in respect of the occurrence of defaults under the Subordinated Note Indenture.

**Merger, Consolidation, or Sale of All or Substantially All Assets**

The Subordinated Note Indenture provides that STA ULC and the Company may not consolidate or merge with or into or wind up into (whether or not STA ULC or the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(a) STA ULC or the Company, as the case may be, is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than STA ULC) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or any province or territory thereof (STA ULC, the Company or such Person, as the case may be, being herein called the "Successor Issuer");

(b) the Successor Issuer (if other than STA ULC or the Company) expressly assumes all the obligations of STA ULC or the Company, as the case may be, under the Subordinated Note Indenture and the Subordinated Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(d) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt-to-EBITDA Ratio test or (B) the Interest Coverage Ratio for the Successor Issuer and its Subsidiaries would be greater than or equal to such ratio for the Company and its Subsidiaries immediately prior to such transaction;

(e) each party to the Subordinated Notes and Guarantees, unless they are the other party to the transactions described above, will have by supplemental notes and guarantees confirmed that such notes and guarantees will apply to such Person's obligations under the Subordinated Notes and Guarantees (or, such parties will have entered into guarantees of the Subordinated Notes in form and substance substantially the same as the Guarantees); and

(f) STA ULC will have delivered to the Trustee an officers' certificate or an opinion of legal counsel stating that such consolidation, merger or transfer and such supplemental notes and guarantees (or guarantees of the Subordinated Notes) comply with the Subordinated Note Indenture.

The Successor Issuer will succeed to, and be substituted for, STA ULC or the Company under the Subordinated Note Indenture and the Subordinated Notes. Notwithstanding the foregoing clauses (c) and (d), (i) any Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to STA ULC or to another Subsidiary and (ii) STA ULC or the Company may merge with an affiliate incorporated solely for the purpose of reincorporating STA ULC or the Company in another province or territory of Canada so long as the amount of Indebtedness of STA ULC and its Subsidiaries is not increased thereby.

The Subordinated Note Indenture further provides that, subject to certain limitations described in the Subordinated Note Indenture governing release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and STA ULC and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States, or any province or territory of Canada or state of the United States (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

(ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Subordinated Note Indenture and such Guarantor's guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Guarantor shall have delivered or caused to be delivered to the Trustee an officers' certificate and opinion of legal counsel, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Subordinated Note Indenture.

Subject to certain limitations described in the Subordinated Note Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Subordinated Note Indenture and such Guarantor's guarantee. Notwithstanding the foregoing clause (iii), a Guarantor may merge with an affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of Indebtedness of the Guarantor is not increased thereby.

**Defaults Under the Subordinated Note Indenture**

An Event of Default is defined in the Subordinated Note Indenture as:

(i) a default in any payment of interest on any Subordinated Notes when due and continuing for 30 days, subject to the interest deferral provisions contained in the Subordinated Note Indenture; provided, however, that a default in any payment of deferred interest on the Subordinated Notes required to be made on December 21, 2009 shall immediately constitute an Event of Default (without regard to length of time for which such default continues);

(ii) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise or upon any extensions of the maturity date in accordance with the Subordinated Note Indenture;

(iii) the failure by STA ULC or the Company to comply with their respective obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above, subject to certain grace and cure periods, as applicable;

(iv) the failure by STA ULC or the Company to comply for 30 days after notice with any of their respective obligations under the covenants described under "— Change of Control" or "— Certain Covenants" above (in each case, other than a failure to purchase Subordinated Notes);

(v) the failure by STA ULC or the Company to comply for 60 days after notice with its other agreements contained in the Subordinated Notes or the Subordinated Note Indenture;

(vi) the failure by STA ULC, the Company or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to STA ULC, the Company or a Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds US$5 million or its foreign currency equivalent (the "cross acceleration provision");

(vii) certain events of bankruptcy, insolvency or reorganization of STA ULC, the Company or a Major Subsidiary (the "bankruptcy provisions");

(viii) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$20 million or its foreign currency equivalent against STA ULC, the Company or a Major Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged or stayed within 90 days thereafter or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision");

(ix) the Subordinated Notes or any Guarantee therefor cease to be in full force and effect, except as contemplated by the terms thereof, or STA ULC, the Company or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee therefor, except as contemplated by the terms thereof, and the Default continues for 10 days; or

(x) except as expressly provided by clause 1 under "— Limitation on Restricted Payments", the Company pays any dividend on shares of its Capital Stock or purchases or otherwise acquires or retires for value any Equity Interests of STA ULC, the Company or any other Subsidiary, other than the repurchase of the Class B or C common shares by the Company in connection with a Repurchase Event (A) when, based on the then-available financial statements presented to the Board of Directors, such Restricted Payment exceeds the amount available to be paid pursuant to paragraph (c) or clauses 2 through 10 of the "— Limitation on Restricted Payments" covenant or (B) during any Interest Deferral Period or period when any interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid or the continuance of an Event of Default.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Subordinated Notes (or the Holders of a Reduced Threshold Amount in the case of a Reduced Threshold Default) notify STA ULC of the default and STA ULC does not cure such default within the time specified in clauses (iv) or (v) hereof after receipt of such notice.

If an Event of Default occurs and is continuing, the Subordinated Notes will bear an additional 2% of interest per annum until such time as the Event of Default has been cured.

Subject to any Acceleration Forbearance Periods during which the principal amount of the Subordinated Notes will not be due and payable by STA ULC or any Guarantor (see "Acceleration Forbearance Periods" above), if an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of STA ULC for which acceleration is automatic) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Subordinated Notes by notice to STA ULC may declare the principal of, premium, if any, and accrued but unpaid interest on all the Subordinated Notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Subordinated Notes may rescind any such acceleration with respect to the Subordinated Notes and its consequences.

Subject to the provisions of the Subordinated Note Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Subordinated Note Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable security and indemnification satisfactory to the Trustee against any loss, liability or expense. Except to preserve or enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Subordinated Note Indenture or the Subordinated Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Subordinated Notes (or at least a Reduced Threshold Amount in respect of a remedy (other than acceleration) for a Reduced Threshold Default) have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) except for a remedy (other than an acceleration) for a Reduced Threshold Default, the Holders of a majority in principal amount of the outstanding Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Subordinated Note Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Subordinated Note Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Subordinated Note Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal or premium, if any, or interest on any Subordinated Note or in the case of a Reduced Threshold Default, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the Holders. In addition, STA ULC is required to deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. STA ULC also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

**Amendments and Waivers**

Subject to certain exceptions, the Subordinated Note Indenture may be amended with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding of all series affected by such amendment and any past default in compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding. However, without the consent of all of the Holders of the Subordinated Notes then outstanding, no amendment or waiver may, among other things:

(i) reduce the amount of Subordinated Notes whose Holders must consent to an amendment,

(ii) reduce the rate of or extend the time for payment of interest on any Subordinated Note,

(iii) reduce the principal of or reduce or extend the Stated Maturity of any Subordinated Note,

(iv) reduce the premium payable upon the redemption of any Subordinated Note or change the time at which any Subordinated Note may be redeemed as described under "— Optional Redemption" above,

(v) make any Subordinated Note payable in a currency other than that stated in the Subordinated Note,

(vi) make any change to the subordination provisions of the Subordinated Note Indenture that adversely affects the rights of any Holder,

(vii) impair the right of any Holder to receive payment of principal or premium, if any, and interest on such Holder's Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Subordinated Notes,

(viii) modify the Guarantees or any related security in any manner adverse to the Holders,

(ix) (A) make a change to paragraph (c) under "— Limitation on Restricted Payments" that would have the effect of increasing the amounts of Restricted Payments in respect of STA ULC's or the Company's Capital Stock, (B) make any change to the provisions of the Subordinated Note Indenture that prohibits the payment of Restricted Payments during an Interest Deferral Period or while any interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid, or during the continuance of any Default or Event of Default or (C) waive an Event of Default under clause (x) under "— Defaults under the Subordinated Note Indenture",

(x) waive a Default or an Event of Default under clause (i) or (ii) under "— Defaults under the Subordinated Note Indenture",

(xi) make any change in the amendment provisions which require all of the Holder's consent or in the waiver provisions,

(xii) (A) waive a Reduced Threshold Default; or (B) amend the covenants described above under "— Certain Covenants— Limitation on Restricted Payments" in any way that would permit a Reduced Threshold Default or that would permit the Issuer to take any action described in clause (ii) of the first paragraph of such covenant when it would not have otherwise been permitted to take such action under the terms of such covenant as in effect on the date of the Subordinated Note Indenture, or

(xiii) take any action whatsoever which could alter the structure or characteristics of the securities in such a manner as would constitute the securities something other than debt obligations of the Company.

Without the consent of any Holder, STA ULC and the Trustee may amend the Subordinated Note Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of STA ULC under the Subordinated Note Indenture, to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, to add guarantees with respect to the Subordinated Notes, to add to the covenants of STA ULC for the benefit of the holders or to surrender any right or power conferred upon STA ULC, to make any change that does not adversely affect the rights of any Holder, or to make certain changes to the Subordinated Note Indenture to provide for the issuance of Additional Subordinated Notes. However, no amendment may be made to the subordination provisions of the Subordinated Note Indenture that adversely affects the rights of providers of the Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of all of the Holders is not necessary under the Subordinated Note Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Under future Senior Indebtedness, STA ULC may not be permitted to effect any amendment or modification if the effect would be to (i) increase the interest rate applicable to the Subordinated Notes, (ii) change to an earlier date the scheduled dates of payment on any component of principal, interest or other amounts on the Subordinated Notes, (iii) alter the redemption, prepayment or subordination provisions of the Subordinated Notes, (iv) add to or alter the covenants (including, without limitation, the financial covenants), defaults and Events of Defaults set forth in the Subordinated Note Indenture in a manner that would make such provisions more onerous or restrictive to STA ULC, or (v) otherwise increase the Obligations of STA ULC, the Company or any Guarantor in respect of the Subordinated Notes or confer additional rights upon the holders thereof which individually or in the aggregate would be adverse to the Issuer, any Guarantor or the lenders of the Senior Indebtedness.

**Defeasance**

STA ULC at any time may terminate all of its Obligations under the Subordinated Notes and the Subordinated Note Indenture ("legal defeasance"), except for certain Obligations, including those respecting the defeasance trust and Obligations to register the transfer or exchange of the Subordinated Notes, to replace mutilated, destroyed, lost or stolen Subordinated Notes and to maintain a registrar and paying agent in respect of the Subordinated Notes. STA ULC at any time may terminate its Obligations under the covenants described under "Certain Covenants" and "Change of Control", the operation of the cross acceleration provision, the bankruptcy provisions with respect to Major Subsidiaries and the judgment default provision described under "— Defaults Under the Subordinated Note Indenture" above and the limitations contained in clause (iv) of the first paragraph under "Merger, Consolidation or Sale of All or Substantially All Assets" above and certain other covenants ("covenant defeasance"). If STA ULC exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its Obligations with respect to its Guarantee.

If STA ULC exercises its legal defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If STA ULC exercises its covenant defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) with respect only to Major Subsidiaries or (viii) with respect only to Major Subsidiaries under "— Defaults Under the Subordinated Note Indenture" above or because of the failure of STA ULC to comply with clause (iv) of the first paragraph under "— Merger, Consolidation or Sale of All or Substantially All Assets" above. STA ULC may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

In order to exercise either defeasance option, STA ULC must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government of Canada obligations for the payment of principal, premium (if any) and interest on the Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including (i) delivery to the Trustee of an opinion of counsel to the effect that Holders of the Subordinated Notes will not recognize income, gain or loss for U.S. federal or Canadian income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal or Canadian income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Revenue Agency, and (ii) so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions of the Subordinated Note Indenture or any other material agreement binding on STA ULC.

**Meetings of Holders**

The Subordinated Note Indenture provides that meetings of the Holders may be convened at any time and for any purpose and must be convened if (i) requested by STA ULC or Holders of the Reduced Threshold Amount, and (ii) the Trustee receives funding and is indemnified by STA ULC or Holders requesting the meeting against the costs which may be incurred in calling and holding such a meeting. Notice of any meeting must be provided to the Holders at least 21 days before the meeting is held.

Holders may be present and vote at any meeting of Holders either in person or by proxy and a proxyholder need not be a Holder. Holders present in person or by proxy and representing at least 25% in principal amount of the outstanding Subordinated Notes (or, in the case of a meeting to consider an Extraordinary Resolution, the Reduced Threshold Amount) shall constitute a quorum for the transaction of business at all such meetings. At any meeting where a quorum is not present within one-half hour from the time fixed for the holding of such meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week at the same time (or, in the case of a meeting to consider an Extraordinary Resolution, a day that is not less than 14 or more than 60 days thereafter) and (if reasonably practicable) place with no notice required to be given in respect of such adjourned meeting (except, in the case of a meeting to consider an Extraordinary Resolution, 10 days' notice shall be given) or at such other time and place as the chair of the meeting may decide and notice shall be given to Holders at least five days prior to such day. At such adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened whether or not they represent the quorum required for the first meeting.

Voting at any such meeting can be taken by way of a show of hands or by a poll. On a show of hands, every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders, shall have one vote. On a poll, each Holder present in person or represented by a proxy is entitled to one vote for each $10.00 principal amount of Subordinated Notes for which they are the holder where any fractional amount shall be rounded to the nearest $10.00. Except for business which requires an Extraordinary Resolution, every question submitted to a meeting shall be decided by a majority of the votes cast.

The Subordinated Note Indenture provides that, subject to certain exceptions (including a Reduced Threshold Default), certain powers are exercisable only by way of an Extraordinary Resolution which must be passed by not less then 66 2/3% of the principal amount of the Subordinated Notes present or represented by proxy at the meeting and voted upon on a poll on such resolution. Holders have the following powers exercisable by Extraordinary Resolution, among other things: (i) power to sanction any change or arrangement of their rights or those of the Trustee against STA ULC or against its property or assets, (ii) subject to certain requirements, the power to assent to any change to the provisions of the Subordinated Note Indenture, the Subordinated Notes, the Guarantees or any security therefor that is agreed to by STA ULC and/or the Guarantors, as applicable, (iii) power to sanction the reconstruction, reorganization or recapitalization of STA ULC or the consolidation, amalgamation or merger of the Issuer with any Person or for the sale, leasing, transfer or other disposition of all of the undertaking, property and assets of STA ULC, (iv) power to authorize the Trustee or any other person to bid at any sale of STA ULC's properties or assets and to borrow money in connection with such bid and to mortgage the property or assets so purchased as security for the repayment of the money so borrowed and to hold the property or assets so purchased in trust for all the Holders, or (v) power to remove the Trustee and appoint a new Trustee or Trustees.

**Concerning the Trustee**

Computershare Trust Company of Canada is the Trustee under the Subordinated Note Indenture.

**Governing Law**

The Subordinated Note Indenture provides that it and the Subordinated Notes are governed by, and construed in accordance with, the laws of the Province of Ontario.

**Certain Definitions**

Certain definitions used in this section "Description of the Subordinated Notes" have the following meanings and if not otherwise defined shall have the meanings as set out in the "Subordinated Note Indenture":

"affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Adjusted EBITDA" means for any period, the earnings of the Person before interest, taxes in respect of earnings and profits, depreciation and amortization plus any non-cash charges reducing earnings and minus all non-cash charges and certain other expenses increasing earnings plus expected EBITDA attributable to acquisitions and new bid contracts, determined on a consolidated basis.

"Asset Sale" means: (a) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of STA ULC, the Company or any Subsidiary (each referred to in this definition as a "disposition"); or (b) the issuance or sale of Equity Interests of any Subsidiary (other than to STA ULC, the Company or a Wholly-Owned Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than: (i) a disposition of cash equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (ii) the disposition of all or substantially all of the assets of STA ULC or the Company in a manner permitted in the Subordinated Note Indenture or any disposition that constitutes a Change of Control; (iii) any Restricted Payment or Permitted Investment that is permitted to be made, and is made; (iv) any disposition of property or assets by a Subsidiary to STA ULC or the Company or a Subsidiary to a Subsidiary; (v) any exchange of like property for use in a similar business; (vi) sales of assets received by STA ULC or the Company upon the foreclosure on a Lien; (vii) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract; (viii) any single transaction or series of related transactions that involves assets or Capital Stock, as the case may be, having a fair market value of less than $10 million; and (ix) the licensing of intellectual property to third Persons on customary terms as determined by the board of directors in good faith.

"Capital Stock" means: (a) in the case of a corporation, corporate shares or equity interests, including, without limitation, corporate shares represented by IPSs and corporate shares outstanding upon the separation of IPSs into the securities represented thereby; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate shares; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Credit Facility" means the credit agreement entered into by and among the Company and a syndicate of financial institutions together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time (including by adding Subsidiaries of the Company as additional borrowers or Guarantors thereunder), and any agreement (and related document) governing Indebtedness Incurred to refinance (including one or more debt facilities, receivables, financing facilities or commercial paper facilities or indentures with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuance of debt securities to institutional investors, or one or more Sale/Leaseback Transactions with counterparties thereto), in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Indebtedness" means (i) the Senior Indebtedness under the Credit Facility and (ii) any other Senior Indebtedness of the Company with a principal amount in excess of $15 million and designated by the Company as Designated Senior Indebtedness.

"Disqualified Recipient" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules described in Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of the Issuer entitled to vote, (ii) a controlled foreign corporation within the meaning of Code section 957(a), related, within the meaning of Code section 864(d)(4), to the Issuer through stock ownership, or (iii) a bank described in Code section 881(c)(3)(A) with respect to the Subordinated Notes.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (b) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (c) is redeemable at the option of the holder thereof, in whole or in part; in each case prior to the first anniversary of the maturity date of the Subordinated Notes; provided, however that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of STA ULC, the Company or their Subsidiaries or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by STA ULC in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Excess Cash" means, with respect to any period, EBITDA minus the sum of (i) cash interest expense (including dividends on Disqualified Stock and Preferred Stock), (ii) income tax expense, and (iii) unfinanced capital investments and repayments of principal, in each case, for such period.

"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

"GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

"guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"Guarantee" means any guarantee of the obligations of STA ULC under the Subordinated Note Indenture and the Subordinated Notes by any Person.

"Guarantor" means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Subordinated Note Indenture or the applicable Guarantee, such Person ceases to be a Guarantor.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (ii) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices.

"Holder" means a holder of Subordinated Notes.

"Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and "Incurred" or "Incurrence" will have a corresponding meaning.

"Indebtedness" means, with respect to any Person: (a) the principal of any indebtedness of such Person, whether or not contingent: (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (iv) in respect of Capitalized Lease Obligations; (b) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such date of determination, and (ii) the amount of such Indebtedness of such other Person; provided, further, that any obligation of STA ULC, the Company or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan, will be deemed not to constitute Indebtedness, and provided, further, that the Class B and Class C common shares and any other securities having similar characteristics to the Class B or C common shares that are used to finance repurchases of Class B or C common shares, will be deemed not to constitute Indebtedness.

"Interest Coverage Ratio" means, for any period of twelve consecutive fiscal months of the Company, the ratio of (a) Adjusted EBITDA for such period to (b) the sum of (i) Interest Expense paid or payable in cash during such period (other than deferred interest and dividends paid or payable on the Class B and C common shares of the Company and any other securities having similar characteristics to the Class B or C common shares that are used to finance repurchases of Class B or C common shares) and (ii) interest deferred on the Subordinated Notes during such period, each determined on a consolidated basis.

"Interest Deferral Threshold" means an Interest Coverage Ratio of 2.00 to 1.00.

"Interest Expense" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs made or payments received of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

"Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB— or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

"Major Subsidiary" means a Subsidiary of the Issuer if the cash flow of the Subsidiary for the 12-month period ended on the last day of the most recent fiscal quarter, on a consolidated basis, is equal to or greater than 20% of the consolidated cash flow of the Issuer for such period.

"Moody's" means Moody's Investors Service, Inc.

"Non-U.S. Holder" means any person that is not: (i) an individual who is a citizen or resident of the U.S. for U.S. federal tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or a political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust, if it (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Subordinated Notes will not include fees or indemnifications in favour of the Trustee and other third parties other than the Holders of the Subordinated Notes.

"Permitted Investments" means: (a) any Investment in STA ULC, the Company or any Subsidiary; (b) any Investment in Cash Equivalents or Investment Grade Securities; (c) any Investment by STA ULC, the Company or any Subsidiary in a Person that is primarily engaged in a similar business if as a result of such Investment: (a) such Person becomes a Subsidiary; or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, STA ULC, the Company or any of their respective Subsidiaries; (d) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale permitted under to the Subordinated Note Indenture or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on December 21, 2004; (f) advances to employees of STA ULC, the Company or any Subsidiary not in excess of $5 million outstanding at any one time in the aggregate; (g) any Investment acquired by STA ULC, the Company or any Subsidiaries (i) in exchange for any other Investment or accounts receivable held by STA ULC, the Company or any Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (ii) as a result of a foreclosure by STA ULC, the Company or any Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under the Subordinated Note Indenture; (i) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of total assets of the Company on a consolidated basis or $5 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (j) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the long-term incentive plan or any successor or similar compensation plan; (k) Investments the payment for which consists of Equity Interests of STA ULC or the Company (other than Disqualified Stock) ("Equity Payment Investments"); (l) Guarantees incurred in accordance with the Subordinated Note Indenture; (m) any Investment by Subsidiaries in other Subsidiaries and any Investments held by a Person prior to that Person becoming a Subsidiary of the Company; (n) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and (o) loans, advances and payments to current or former management personnel of STA ULC or the Company and/or any entity in which any current or former management personnel of STA ULC or the Company has a beneficial or equity interest pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed $10 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of STA ULC or the Company.

"Permitted Junior Securities" shall mean debt or equity securities of STA ULC or any successor corporation issued pursuant to a plan of reorganization or readjustment of STA ULC that are subordinated to the payment of all then outstanding Senior Indebtedness of STA ULC at least to the same extent that the Subordinated Notes are subordinated to the payment of all Senior Indebtedness of STA ULC on December 21, 2004, so long as to the extent that any Senior Indebtedness of STA ULC outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full on such date, either (a) the holders of any such Senior Indebtedness not so paid in full have consented to the terms of such plan of reorganization or readjustment or (b) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full of any Senior Indebtedness not paid in full.

"Permitted Liens" means, with respect to any Person: (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review; (c) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by STA ULC or the Company or a Subsidiary; (g) Liens on property at the time STA ULC, the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into STA ULC, the Company or a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by STA ULC, the Company or a Subsidiary; (h) Liens securing Indebtedness or other obligations of a Subsidiary owing to STA ULC, the Company or a Subsidiary permitted to be Incurred in accordance with the Subordinated Note Indenture; (i) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Subordinated Note Indenture, secured by a Lien on the same property securing such Hedging Obligations; (j) Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of STA ULC, the Company or a Subsidiary; (k) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by STA ULC, the Company or a Subsidiary in the ordinary course of business; (l) Liens in favour of STA ULC or the Company; (m) Liens on equipment of STA ULC or the Company granted in the ordinary course of business to STA ULC's or the Company's client at which such equipment is located; (n) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; and (o) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements, as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (g), (h), (i), (j), and (l); provided, however, that (A) such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (g), (h), (i), (j), and (l) at the time the original Lien became a Permitted Lien under the Subordinated Note Indenture and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

"Person" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"Reduced Threshold Amount" means not less than Cdn. $10 million principal amount of Subordinated Notes.

"Reduced Threshold Default" means (i) a Default resulting from the declaration or payment of any dividend by STA ULC on account of STA ULC's Equity Interests in contravention of its obligations under the covenants described under "— Certain Covenants— Limitation on Restricted Payments" above, (ii) a Default resulting from (a) the default in the payment of interest on any Subordinated Notes when due continuing for 30 days, (b) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise or upon any extensions of the maturity date in accordance with the Subordinated Note Indenture, (c) the failure by STA ULC to comply with its obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above, (d) the failure by STA ULC or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to STA ULC or a wholly-owned Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5 million or its foreign currency equivalent, (e) certain events of bankruptcy, insolvency or reorganization of STA ULC or a Major Subsidiary, or (f) the Subordinated Notes or any Guarantee or any security therefor cease to be in full force and effect, except as contemplated by the terms thereof, or STA ULC or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee or any security therefor, except as contemplated by the terms thereof, and the Default continues for 10 days; and (iii) a Default arising from the Company's failure to comply with the covenants described under "— Certain Covenants— Limitations on Incurrence of Indebtedness", "— Certain Covenants— Limitations on Restricted Payments" and "— Certain Covenants— Dividend and Other Payment Restrictions Affecting Subsidiaries" above and such failure continues for 30 days after the notice specified under "— Defaults under the Subordinated Note Indenture" has been provided.

"Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" has the meaning ascribed to it under "— Certain Covenants— Limitation on Restricted Payments".

"Senior Indebtedness" means, with respect to STA ULC, the Company or any Guarantor, all secured Indebtedness of STA ULC, the Company or any Guarantor, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to STA ULC, the Company or any Guarantor whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, all Hedging Obligations and all obligations in respect of cash management services, in each case whether outstanding on December 21, 2004 or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Subordinated Notes or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of STA ULC or the Company to any of their

Subsidiaries, or of any such Subsidiary to STA ULC or the Company, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by STA ULC, the Company or such Guarantor, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), and (iv) any obligations with respect to any Capital Stock.

"Subordinated Indebtedness" means, with respect to STA ULC, the Company or any Guarantor, all Indebtedness which is not Senior Indebtedness.

"Subsidiary" means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and (b) any partnership, joint venture or limited liability company of which 50% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such Person owns or controls, directly or indirectly, 50% or more of the total equity and voting rights of the general partner of such entity.

"Total Funded Debt" means all Indebtedness (based on average revolving credit facility usage), letters of credit and guaranties of same.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or equivalent body or Person of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

**Distribution Policy – Interest Payments and Dividend Policy**

STA ULC will pay interest on the Subordinated Notes and STA will pay dividends on the Common Shares (if declared) on the 15th day of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The distributions consist of:

- interest payments on the Subordinated Notes at an annual rate of 14% of the aggregate principal amount of the Subordinated Notes represented by an IPS or approximately Cdn. 0.53858 per IPS per year; and

- dividends on the Common Share represented by an IPS, if and to the extent dividends are declared by STA's board of directors and permitted by applicable law. STA has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn. $0.53642 per Common Share (or IPS).

STA will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.

STA may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.

The board of directors of STA may, in its discretion, modify or repeal STA's current dividend policy. No assurances can be made that STA will pay dividends at the level contemplated in the future or at all. Assuming that STA ULC makes the scheduled interest payments on the Subordinated Notes and STA pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an investor would receive, in the aggregate, approximately Cdn. $1.095 per year per IPS in dividends on the Common Shares and interest on the Subordinated Notes.

***Distributions paid to IPS Holders***

Distributions on the IPSs are paid on the 15th of each month (or the next business day, if such day was not a business day) to holders of record at the close of business on the last business day of the preceding month. Monthly distributions for the period commencing December 21, 2004 and ending June 30, 2005 and for the twelve month periods ended June 30, 2006 and June 30, 2007, respectively, were as follows:

| | Dividend Per Common Share (Cdn. $) | Interest Payment on IPS Notes (Cdn. $) | Total Distribution Per IPS (Cdn. $) |
|---|---|---|---|
| **Fiscal 2005** | | | |
| December 21, 2004 to January 30, 2005 | 0.06087 | 0.06111 | 0.12198 |
| February 2005 | 0.04470 | 0.04488 | 0.08958 |
| March 2005 | 0.04470 | 0.04488 | 0.08958 |
| April 2005 | 0.04470 | 0.04488 | 0.08958 |
| May 2005 | 0.04470 | 0.04488 | 0.08958 |
| June 2005 | 0.04470 | 0.04488 | 0.08958 |
| Total Fiscal 2005 Distributions | 0.28437 | 0.28551 | **0.56988** |

| | Dividend Per Common Share (Cdn. $) | Interest Payment on IPS Notes (Cdn. $) | Total Distribution Per IPS (Cdn. $) |
|---|---|---|---|
| **Fiscal 2006** | | | |
| July 2005 | 0.04470 | 0.04488 | 0.08958 |
| August 2005 | 0.04470 | 0.04488 | 0.08958 |
| September 2005 | 0.04470 | 0.04488 | 0.08958 |
| October 2005 | 0.04470 | 0.04488 | 0.08958 |
| November 2005 | 0.04470 | 0.04488 | 0.08958 |
| December 2005 | 0.04470 | 0.04488 | 0.08958 |
| January 2006 | 0.04470 | 0.04488 | 0.08958 |
| February 2006 | 0.04470 | 0.04488 | 0.08958 |
| March 2006 | 0.04470 | 0.04488 | 0.08958 |
| April 2006 | 0.04470 | 0.04488 | 0.08958 |
| May 2006 | 0.04470 | 0.04488 | 0.08958 |
| June 2006 | 0.04637 | 0.04488 | 0.09125 |
| Total Fiscal 2006 Distributions | 0.53809 | 0.53858 | 1.07667 |
| **Fiscal 2007** | | | |
| July 2006 | 0.04637 | 0.04488 | 0.09125 |
| August 2006 | 0.04637 | 0.04488 | 0.09125 |
| September 2006 | 0.04637 | 0.04488 | 0.09125 |
| October 2006 | 0.04637 | 0.04488 | 0.09125 |
| November 2006 | 0.04637 | 0.04488 | 0.09125 |
| December 2006 | 0.04637 | 0.04488 | 0.09125 |
| January 2007 | 0.04637 | 0.04488 | 0.09125 |
| February 2007 | 0.04637 | 0.04488 | 0.09125 |
| March 2007 | 0.04637 | 0.04488 | 0.09125 |
| April 2007 | 0.04637 | 0.04488 | 0.09125 |
| May 2007 | 0.04637 | 0.04488 | 0.09125 |
| June 2007 | 0.04637 | 0.04488 | 0.09125 |
| Total Fiscal 2007 Distributions | 0.55644 | 0.53858 | 1.095 |

## STA HOLDINGS

### Capital of the Company

The authorized capital of STA Holdings consists of 25,000,000, 873,000, 1,127,000 and 2,000,000 Class A, Class B, Series One, Class B, Series Two and Class C common shares, respectively, and 25,000,000 preferred shares. As at June 30, 2007, 23,718,554 Class A common shares of the Company are owned by STA (representing approximately 98.6% of the outstanding common shares), 0 Class B, Series One common shares (the "Class B-1 Shares") and 345,697 Class B, Series Two common shares (the "Class B-2 Shares", and together with the Class B-1 Shares, the "Class B Shares") are issued and outstanding, all of which are owned by the current or former management of the Company (representing approximately 1.4% of the outstanding common shares), 23,307,982 preferred shares are issued and outstanding and are owned by STA ULC, and no Class C common shares are issued and outstanding.

**Class A Common Shares**

Each Class A common share carries one vote on all matters to be voted on at all meetings of shareholders. Holders of Class A common shares are entitled to receive dividends, as and when declared by the board of directors. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of Class A common shares shall be entitled to share rateably with the holders of Class B and C common shares in the remaining assets available for distribution, after payment of liabilities, including the portion of the amounts owing on the Class B and C common shares that are preferential to payments on the Class A common shares, as described below.

**Class B and C Common Shares**

The holders of Class B and C common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. The holders of the Class B and C common shares are entitled to receive, as and when declared by the board of directors of the Company, fixed cumulative preferential cash dividends at a rate of 14% of the Liquidation Amount thereof (as defined below) or approximately Cdn. $0.5386 per share, per annum, to be paid after the distributions in respect of the preferred shares described below and before any dividend on the Class A common shares of the Company. Dividends on the Class B and C common shares are paid on a monthly basis in U.S. dollars on the 15th day of the following month (or the next business day if such day is not a business day). Monthly dividends are paid after advances in respect of the preferred shares. Any dividends paid by the Company in excess of the dividends at a rate of 14% or approximately Cdn. $0.5386 per share shall: (i) for periods ending on or before December 21, 2006, be paid pro rata to the holders of Class A common shares of the Company and the holders of Class B and C common shares (subject to adjustment to increase dividends to the holders of Class A common shares of the Company in order to support payment of STA's expenses) and (ii) for periods ending after December 21, 2006, be paid to the holders of Class B-1 Shares and Class C common shares (subject to the subordination provisions described below) in an amount per share equal to 1.1 times the dividend per share to which the holders of the Class A common shares and Class B-2 Shares are entitled (such enhanced dividend entitlement of holders of the Class B-1 Shares and Class C common shares over the dividend entitlement of the Class A common shares and Class B-2 Shares is referred to as the "Enhanced Dividend"). The Enhanced Dividend will be non-cumulative and may only be paid to holders of the Class B-1 Shares and Class C common shares in respect of any month if the Company has declared and paid dividends on the Class A common shares and Class B-2 Shares at no less than the monthly amount of Cdn. $0.04637 per share for such month (not taking into account any dividend to the holders of Class A common shares in respect of the expenses of STA).

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of Class B and C common shares shall be entitled to receive from the assets of the Company, in cash, the sum of Cdn. $3.847 (the "Liquidation Amount") for each Class B and C common share held, together with all accrued and unpaid (whether or not declared) cumulative dividends thereon calculated up to the date of distribution (which for such purposes shall be calculated as if such dividends, to the extent unpaid, were accruing for the period from the expiration of the last period for which dividends thereon were paid in full up to the date of distribution) after payment to holders of the preferred shares, as described below, and before any amount shall be paid or any assets of the Company distributed to holders of any other class of shares ranking junior to the Class B and C common shares. After payment to the holders of preferred shares of the amount so payable to them as described below and payment to the holders of the Class B and C common shares of the amount so payable to them as provided above, the remaining assets and funds of the Company available for distribution to shareholders shall be distributed rateably among the holders of Class A, Class B and Class C common shares.

**Preferred Shares**

The preferred shares consist of 25,000,000 authorized shares designated as preferred shares. The holders of the preferred shares are entitled to receive, as and when declared by the board of directors of the Company, out of the assets of the Company, fixed cumulative preferential cash dividends at the rate of 14.01% or approximately Cdn. $0.5390 per share, per annum in addition to any dividends in excess of such preferential dividend declared by the board of directors of the Company from time to time in its sole discretion. Dividends are paid on an annual basis in Canadian dollars at the end of each year, but accrue on a daily basis. The Company lends amounts on a monthly basis to holders of preferred shares until the annual dividend is paid, at which time the loaned amounts are to be paid and satisfied. Such advances enable STA ULC to pay the monthly interest obligation on the Subordinated Notes until the annual dividend is paid. All of the outstanding preferred shares are held by STA ULC.

Except as otherwise required by law, the holders of preferred shares do not have any voting rights. Holders of preferred shares may cause the Company to redeem or the Company may redeem, in either case at any time, all or any of the outstanding preferred shares of the Company for an amount equal to Cdn. $3.847.

**Distribution Policy**

The board of directors of STA Holdings has adopted a policy to distribute all of its available cash, subject to applicable law and the terms of the Amended and Restated Credit Agreement, the Subordinated Note Indenture and any other then outstanding indebtedness by way of monthly dividends and/or loans on any of its common shares, preferred shares or other distributions on its securities, after:

- satisfaction of its debt service or other obligations, if any, under credit facilities or other agreements with third parties;
- satisfaction of its interest and other expense obligations, including any applicable taxes;
- making any redemptions in respect of any preferred shares; and
- retaining reasonable working capital or other reserves as may be considered appropriate by the board of directors of the Company.

Distributions in respect of and dividends on its common shares and preferred shares will be paid on the 15th day of each month (or the next business day if such day is not a business day).

Dividend payments are not mandatory or guaranteed. The board of directors of the Company may, in its discretion, amend or repeal its dividend policies in respect of its common shares. The Company's board of directors may decrease the level of dividends provided for in each dividend policy in respect of its common shares or discontinue entirely the payment of dividends in respect of its common shares.

## DIRECTORS, OFFICERS AND MANAGEMENT

**STA and STA ULC**

***Directors of STA***

STA's articles of incorporation provide for a minimum of 3 and a maximum of 20 directors, a majority of whom must be Canadian residents. The STA board consists of seven directors, four of whom are Canadian residents. The directors of STA are Irving Gerstein, George Rossi, David Scopelliti, Robert Reilly, Victor Wells, Ken Needler and Denis Gallagher. Irving Gerstein, George Rossi, Robert Reilly, David Scopelliti and Victor Wells are independent (for regulatory purposes) from STA. Denis Gallagher, the chief executive officer of STA and the Company, serves as the chairman of the STA board, and Irving Gerstein serves as its independent lead director, in which capacity he is responsible for reviewing and commenting on the agenda for directors' meetings, acting as a liaison between the independent directors and management, leading independent sessions of the independent directors and chairing STA's annual meeting.

The term of office for each of the directors expires at the time of the next annual meeting of shareholders of STA. Directors will be elected at each annual meeting of shareholders of STA. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.

The directors are required to supervise the activities and manage the affairs of STA, including acting for, voting on behalf of and representing STA as a holder of common shares in the Company.

### *Committee of the Board of Directors*

*Audit Committee*

STA has an audit committee that is comprised of George Rossi, Victor Wells, Irving Gerstein and David Scopelliti, all of whom are independent (for regulatory purposes) directors. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STA, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements of STA. The independent auditors of STA report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors' examination of specific areas and for recommending to the board of directors the selection of independent auditors of STA.

*Compensation, Nominating and Corporate Governance Committee*

The compensation, nominating and corporate governance committee (the "CNCG Committee") of STA, which currently consists of Irving Gerstein (chair), Kenneth Needler and Robert Reilly, is required to consist of not fewer than three directors, a majority of whom are independent from STA and the Company. The CNCG Committee is charged with responsibility for: (i) establishing procedures for the identification of the nominees to the board of directors, (ii) recommending to the board of directors of STA and the Company nominees to the board for the next annual meeting of shareholders and nominees for each committee of the board, (iii) assessing directors on an ongoing basis, (iv) assessing the effectiveness of the board of directors of STA and the Company as a whole, the committees of the board of directors of STA and the Company and the contribution of each individual director, (v) developing and implementing orientation procedures for new directors, (vi) advising on, and oversight of, the Company's compensation programs generally, including the provision of pension benefits; and (vii) developing and monitoring the approach of STA and the Company to governance issues applicable to STA and the Company and the operations and people within its wholly-owned corporate group.

### *Disclosure*

The board of directors is responsible for adopting and, upon the advice of the Chief Executive Officer and Chief Financial Officer of STA, periodically reviewing and updating the written disclosure policy for STA and its subsidiaries. This policy, among other things:

- articulates the legal obligations of STA, its affiliates and their respective directors, officers and employees with respect to confidential information;
- identifies spokespersons of STA, who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provides guidelines on the disclosure of forward looking information;
- requires advance review by senior executives of any selective disclosure of financial information to ensure that the information is not material, to prevent the selective disclosure of material information, and to ensure that if selective disclosure does occur, a news release is issued immediately; and
- establishes "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer, its subsidiaries and its directors, managers, officers, employees and consultants may not purchase or sell IPSs, Common Shares or Subordinated Notes or other securities of STA or its subsidiaries (including securities exchangeable for or convertible into IPSs, Common Shares or Subordinated Notes).

### *Remuneration of the Directors*

Compensation for non-management directors of STA is $25,000 per year and $1,500 per meeting for attending board or committee meetings in person. Directors receive $500 for attending meetings by phone. The lead director receives additional remuneration of $10,000 per year as compensation for his duties as lead director and for chairing a committee, and the audit committee chair receives additional remuneration of $5,000 per year. Directors are reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors participate in the insurance and indemnification arrangements described below under "Insurance Coverage for STA and Related Entities and Indemnification".

For fiscal 2007, the board of directors of the Issuer has established a Deferred Share Unit Plan ("DSU") for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common share component of the combined IPSs (the "Notional Shares") which is allocated to the participant's DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPS's and be credited to the participant's DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control.

Prior to the fourth quarter of fiscal 2007, three of the Issuer's independent directors, Messrs. Reilly, Scopelliti and Wells, elected to receive all or a portion of their retainer fee and meeting fees in Notional Shares. Subsequent to the June 30, 2007 fiscal year-end of the Issuer, these three directors reiterated their percentage participation in the DSU such that their fees will be reduced to the extent of their DSU participation and they will continue, throughout the 2008 fiscal year, to receive Notional Shares in lieu of fees based on the proportion of their fees that they have elected to be deferred under the plan. As of September 28, 2007, Messrs. Reilly, Scopelliti and Wells had been issued 1,048, 105 and 210 Notional Shares, respectively, in lieu of the aggregate receipt by them of $10,400 of Board fees.

### *Management*

STA has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer, and Mr. Patrick Walker is the Chief Financial Officer. Primary responsibility for managerial and executive oversight of the business of STA's subsidiaries is delegated to and discharged by the Company.

### *Directors of STA ULC*

The composition of the board of directors and audit committee of STA ULC is identical to those of STA.

The following table sets out the name, jurisdiction of residence, month appointed and principal occupation of the directors of STA, STA ULC and STA Holdings. The table also sets out the name, jurisdiction of residence, and position(s) with the Company, of the executive officers of the Company:

| Name and Municipality of Residence | Position(s) | Director Since | Principal Occupation if not with the Company |
|---|---|---|---|
| IRVING GERSTEIN[(1)(2)]<br>Ontario, Canada | Lead Director | October 2004 | Corporate Director |
| GEORGE ROSSI[(2)]<br>Quebec, Canada | Director | October 2004 | Corporate Director |
| DAVID SCOPELLITI[(2)]<br>Connecticut, U.S.A. | Director | October 2004 | Principal, GarMark Partners |
| ROBERT REILLY[(1)]<br>Illinois, U.S.A. | Director | May 2007 | Chairman of Reilly Partners |

| Name and Municipality of Residence | Position(s) | Director Since | Principal Occupation if not with the Company |
|---|---|---|---|
| VICTOR WELLS[(2)]<br>Ontario, Canada | Director | September 2006 | Corporate Director |
| KENNETH B. NEEDLER[(1)]<br>Ontario, Canada | Director | September 2004 | Corporate Director |
| DENIS J. GALLAGHER<br>New Jersey, U.S.A. | Director, Chairman and Chief Executive Officer | September 2004 | — |
| PATRICK J. WALKER<br>New Jersey, U.S.A. | Chief Financial Officer | — | — |
| CHRISTOPHER J. HARWOOD<br>Ontario, Canada | Vice President, Finance | — | — |

(1) Member of compensation, nominating and corporate governance committee of STA.

(2) Member of audit committee of each of STA and STA Holdings.

As of September 28, 2007, the directors and executive officers as a group beneficially own, directly or indirectly, 3,350 IPSs and 103,715 Common Shares (which latter figure includes Common Shares forming part of IPSs), being approximately 0.33% of the issued and outstanding Common Shares of STA Ltd., and 365,329 Class B – Series 2 common shares, being approximately 76.7% of the issued and outstanding Class B common shares of STA Holdings (as the Class B – Series 1 common shares were redeemed on December 22, 2006).

***Directors' Equity Ownership Policy***

On February 9, 2007, the board of Directors of the Issuer adopted a policy, voluntary in nature, encouraging all the Issuer's directors to purchase and hold between three to five times their estimated gross annual directors' fees in securities of the Issuer, or in Notional Shares (as defined above under "Remuneration of the Directors") granted under the Issuer's Deferred Share Unit Plan, or DSU. The board's policy encourages accumulation of such holdings to take place during a phase-in period of three to five years after the implementation of the DSU.

***Biographies***

*Irving Gerstein* is a retired executive. Mr. Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

*George Rossi* is a consultant and corporate director. Mr. Rossi serves on the boards of several public and private entities including Kangaroo Media, a Montreal-based manufacturer and distributor of portable multi-media devices, Dolan Media, a NYSE-listed publisher of local business and legal newspapers in the United States, OFI, a manufacturer and distributor of insulation products, and Radio Nord Communications, a Quebec broadcaster and he serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Prior to Mr. Rossi joining Cinar, the Ontario Securities Commission and certain other provincial securities regulators issued cease trade orders prohibiting all trading in the securities of Cinar due to its failure to file current financial statements. This cease trade order was subsequently revoked in February 2004. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.

*David Scopelliti* is a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. David also sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to joining GarMark, he was a Managing Director – Corporate Development and Client Service at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the founder and head of ING's New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. He started his career at the Morgan Guaranty Trust Company on a Special Projects Team. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and has previously held NASD Series 7, 63 & 24 securities licences.

*Robert E. Reilly* is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, Mr Reilly was the President and a director of the fifth-largest executive search firm in the U.S. In this capacity, Mr. Reilly has successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in a variety of industries. Prior to that, Mr. Reilly served as a Senior Vice President, strategic group of LaSalle Partners (now Jones Lang LaSalle) where he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively. Mr. Reilly serves as Chairman of the University of Notre Dame's Mendoza College Graduate School of Business John Cardinal O'Hara Society. He received both his undergraduate degree and MBA from the University of Notre Dame. He is also a graduate of the Human Resources Executive Program at Stanford University's Graduate School of Business.

*Victor Wells* is a director of, and is Chair of the Audit Committee for, MagIndustries Corp. and Northstar Healthcare Inc. He formerly was a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the *Companies' Creditors Arrangement Act* in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

*Kenneth B. Needler,* former President and Chief Operating Officer of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings' Board of Directors in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario.

*Denis J. Gallagher,* the founder, Chairman and Chief Executive Officer of STA Holdings has over 30 years of experience in the passenger transportation industry. Mr. Gallagher previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During Mr. Gallagher's tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, Mr. Gallagher was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. Mr. Gallagher played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. Mr. Gallagher is a graduate of Monmouth University, with a B.S. in Business Administration. He is a past member of the University's Board of Trustees and was the recipient of the University's Distinguished Alumni Award. He is involved in numerous industry and community activities. He served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007.

*Patrick J. Walker,* the Chief Financial Officer of the Company, has 20 years of financial management experience. Mr. Walker began his career as an accountant with the Philadelphia CPA firm of Tait, Weller and Baker, followed by the New York firm of McGladrey & Pullen. Between 1989 and 1992, Mr. Walker was employed with the global food products conglomerate TLC Beatrice International Holdings, Inc., as Manager of Accounting and Financial Reporting. In 1992, Mr. Walker joined Six Flags Entertainment Corporation, the largest regional operator of theme parks in the United States, as Corporate Controller, before being promoted to Vice President of Finance in 1998. From 1999 to 2001, Mr. Walker served as Chief Financial Officer of two portfolio companies of Indigo Capital, a private equity firm. Prior to his appointment at the Company, Mr. Walker was a consultant to the Chief Financial Officer of H.J. Heinz Company, a $9.4 billion food products firm. Mr. Walker became Chief Financial Officer of the Company in November 2002. Mr. Walker is a graduate of the Wharton School of the University of Pennsylvania, and a Member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the Institute of Management Accountants.

*Christopher J. Harwood,* Corporate Vice President, Finance & Administration, has 17 years' experience in the passenger transportation industry. Mr. Harwood previously served as a controller with American Medical Response and with Healthcare Innovations. From 1989 to 1997, Mr. Harwood was employed by Laidlaw Passenger Services and its subsidiary, American Medical Response. He held various positions with Laidlaw, including Acquisition Analyst (from 1989 to 1990), Manager of Financial Planning Analysis (from 1990 to 1992) and Director of Acquisitions (from 1992 to 1995). Mr. Harwood joined the Company as Vice President of Acquisitions and was named Corporate Vice President of Finance in November 1999. Mr. Harwood is a Member of the Institute of Chartered Accountants in Ontario and holds an Honours Business Administration degree from the University of Western Ontario (Canada).

**STA Holdings**

***Directors and Executive Officers of STA Holdings***

STA Holdings is a Delaware corporation and is governed in accordance with its constating documents and applicable law. STA Holdings' board of directors was, as of June 30, 2007, comprised of three individuals, a majority of whom are unrelated to the Company and all of whom are residents of the United States. The directors of STA Holdings are currently David Scopelliti, Robert Reilly and Denis Gallagher. Robert Reilly and David Scopelliti are independent (for regulatory purposes) to STA. STA Holdings has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer and Mr. Patrick Walker is the Chief Financial Officer.

**Long-Term Incentive Plan**

At the time of the IPS Offering, the senior management of STA and STA Holdings were eligible to participate in the Company's long-term incentive plan, or "LTIP". The purpose of the LTIP was to provide eligible participants with compensation opportunities to attract, retain and motivate key personnel and reward directors, officers and senior management by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are crucial to ongoing growth and profitability.

During fiscal 2006, two outside compensation consultants were retained to assist the CNCG Committee in determining compensation for the Company's officers. Those two consultants were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP. The mandate for the consultants was to, among other things: (i) assess the LTIP plan proposed as part of the IPO of the Issuer in order to assess whether it had the attributes to sufficiently align the interests of key officers and employees with that of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; and (ii) assuming that the proposed LTIP plan in (i) was found to be inadequate, to make recommendations for redesign.

After a full review, the compensation consultants concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents.

Based on its review of the compensation structure of the Issuer and the recommendations of the compensation consultants and the CNCG Committee of STA Holdings, on November 10, 2005 the board of directors of STA Holdings adopted an Equity Incentive Plan. The plan was approved by shareholders at the 2006 annual and special meeting.

**Equity Incentive Plan**

The Equity Incentive Plan is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of the holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants.

A summary of the EIP is provided below and is qualified in its entirety by the specific language of the EIP, a copy of which is available to any Shareholder upon request to the Secretary of the Issuer.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B-2 Shares of STA Holdings ("EIP Shares"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of Shares are subject to forfeiture and are non-transferable if the Participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions) The grant of EIP Shares is evidenced by an award agreement that will specify, among other things, the number of shares granted and such other provisions as determined by the CNCG Committee, including the amount of consideration, if any, that a Participant shall pay for the shares.

The terms and conditions of EIP Shares granted are subject to adjustments in certain circumstances, as set forth in the Plan, in the discretion of the board and the committee, including those that may be required pursuant to any employment agreements with key executives or employees of the Company.

The board of directors of STA Holdings may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the EIP in whole or in part, except that any amendment or alteration shall be subject to the approval of the shareholders of the Issuer if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, provided that no termination, amendment, or modification of the Plan shall adversely affect in any material way any shares previously granted under the EIP, without the written consent of the grantee of such share.

Under the EIP, participants are required to reimburse the Company an amount equal to the tax withholding requirements related to grants of EIP Shares based on the value of such shares. The participants can satisfy this obligation by (i) delivering cash, negotiable person check or electronic funds transfer in an amount equal to the amount to be withheld; (ii) delivering EIP Shares having a value equal to the amount to be withheld; or (iii) requesting that the Company withhold from the EIP Shares that would otherwise be delivered pursuant to a grant, a number of EIP Shares whose value is equal to the amount to be withheld.

In order to provide for additional flexibility in structuring STA Holdings' compensation policies, the EIP provides for the issuance to Participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "Awards"). However, it is not currently the intention of the board of directors to grant any such Awards under the EIP other than EIP Shares.

Under the EIP, a maximum of 717,747 shares (representing 2.2% of the currently issued common shares of STA Holdings) are available to be issued in connection with Awards, including in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP.

The CNCG Committee of STA Holdings has approved aggregate awards of 133,549 in fiscal 2006, 290,073 in fiscal 2007 and 150,403 in fiscal 2008 to date, for a total of 574,025 EIP Shares (representing 1.8% of the issued common shares of STA Holdings) to a total of 19 Participants. In connection with these grants, an aggregate of 92,563 EIP Shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 476,462 EIP Shares related to these grants remain outstanding as at September 12, 2007 (representing 1.5% of the issued common shares of STA Holdings). Further awards totalling 241,285 EIP Shares (representing 0.8% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and the 2009 fiscal year. At a future date, the Company may seek shareholder approval to exchange the shares listed under the EIP to Common Shares.

**Deferred Share Unit Plan**

For fiscal 2007, the board of directors of the Issuer has established a Deferred Share Unit Plan ("DSU") for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common share component of the combined IPSs (the "Notional Shares") which is allocated to the participant's DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPS's and be credited to the participant's DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control. See "Remuneration of the Directors" above for further information.

**Insurance Coverage for STA and Related Entities and Indemnification**

STA has obtained a policy of insurance for directors and officers of STA and for the directors and officers of its subsidiaries. The aggregate limit of liability applicable to the insured directors and officers under the policy is $20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against STA and any of its subsidiaries. The total limit of liability is shared among STA and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers.

The by-laws of each of STA, STA Holdings and STA ULC provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, including in respect of periods prior to the closing of the IPS Offering, subject to certain limitations.

## AUDIT COMMITTEE AND AUDITOR'S FEES

The Issuer has established an audit committee of four directors: George Rossi (Chair), Irving Gerstein, David Scopelliti and Victor Wells. Each of the members is independent from the Issuer and STA Holdings and "financially literate" within the meaning of Multilateral Instrument 52-110 – *Audit Committees*. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STA, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements of STA. The independent auditors of STA report directly to the audit committee. In addition, the audit committee is responsible for reviewing and approving the auditors' examination and for recommending to the board of directors the selection of independent auditors of STA. The charter of the audit committee is attached hereto as Appendix "A".

### Relevant Education and Experience of Audit Committee Members

The following is a summary of the education or experience of each member of the audit committee that is relevant to the performance of his responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by STA to prepare its annual and interim financial statements:

| Name of Audit Committee Member | Relevant Education and Experience |
|---|---|
| George Rossi (Chair) | Mr. Rossi, a member of the Institute of Chartered Accountants, has twenty years of experience as a CFO of two different companies, from 1983 to 2002. Prior to 1983, Mr. Rossi was an audit manager with Ernst and Young. Since his retirement, he has continued to apply his experience as a director and audit committee chair on several boards, as more fully described in the section entitled "Directors, Officers and Management – Biographies" above. As a former CFO, along with his continued experience as a director on several boards, Mr. Rossi has developed an understanding of accounting principals and internal controls and procedures for financial reporting sufficient to ensure his financial literacy. |
| Irving Gerstein | Mr. Gerstein is a member of the audit committee of Atlantic Power Corporation, Medical Facilities Corporation and Economic Investment Trust Ltd. These positions, in conjunction with his economic background and his previous experience as a director of several public issuers (as more fully described in the section entitled "Directors, Officers and Management – Biographies" above) have enabled him to develop a strong understanding of accounting principals sufficient to ensure his financial literacy. |
| David Scopelliti | Mr. Scopelliti is a Principal of GarMark Partners, a private investment firm. David also sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to the private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in private equity and debt markets, and has held NASD Series 7, 63 & 24 securities licenses. Prior to joining GarMark, he was Managing Director, Corporate Development and Client Service at PCG Asset Management and before that, he was the head of Private Equity for the State of Connecticut Pension Plan. Previously, Mr. Scopelliti was a Managing Director with CIBC World Markets and Group Head of ING Group's Merchant Banking Division. As part of his experience in the private equity markets and securities industry, he has developed an understanding of accounting principals and procedures for public reporting sufficient to ensure his financial literacy. |
| Victor Wells | Mr. Wells is a member of the Ontario and British Columbia Institutes of Chartered Accountants, and was elected a Fellow of ICABC in 1990 and of ICAO in 2006. He has held increasingly senior finance positions during the last 20 plus years. He was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its IPO in July 2001 until 2006. From 1998 to 2001 he was Vice President Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is currently a director of, and is Chair of the Audit Committee for, MagIndustries Corp. and Northstar Healthcare Inc. He formerly was a Trustee, and chaired the Audit Committee of, Canada Cartage Diversified Income Fund, until that company was acquired in 2007. This experience has ensured that Mr. Wells has developed an understanding of accounting principles and internal and disclosure controls sufficient to ensure his financial literacy. |

**Non-Audit Services**

The Issuer's audit committee has adopted specific policies and procedures for the engagement of external auditors for all services, including non-audit services. In particular, the committee is required to review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full committee at its first scheduled meeting following such pre-approval.

The committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the committee and approved, prior to the completion of the audit, by the committee or by one or more members of the committee to whom authority to grant such approvals has been delegated by the committee.

**External Auditor Service Fees**

The table below provides greater disclosure of the services provided and the fees earned by the Issuer's external auditor for the fiscal years ended June 30, 2006 and June 30, 2007.

| Type of Work | Fiscal 2007 | Fiscal 2006 |
|---|---|---|
| Audit fees | $523,565 | $555,400 |
| Audit related fees | $0 | $0 |
| Tax fees | $0 | $0 |
| All other fees | $34,500 | $36,400 |

**Audit Committee Oversight**

At no time since the commencement of the Issuer's most recently completed fiscal year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

## RISK FACTORS

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the IPSs and the underlying Common Shares and Subordinated Notes would decline.

**Risks Related to our Business**

*We cannot control certain of our operating expenses*

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

*We have significant capital expenditure requirements*

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regard to future vehicles pricing, and future vehicle specifications.

*Our business depends on certain key personnel*

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

*A greater number of our employees may join unions*

Although approximately 500 of our employees in 8 different locations, out of a total of over 5,000 employees in 76 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

*We face a number of risks in connection with our acquisition strategy*

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

*Our ability to achieve our business objectives depends on many factors, many of which are beyond our control*

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 50 contracts that were up for renewal for the 2007 fiscal year. The approximate percentages of fiscal 2007 revenue that are up for renewal in fiscal years 2008 and 2009 are 21% and 16%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

*We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry*

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications, or ultimately, an acquisition has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

*We may be adversely affected by rising insurance costs*

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

*We may be adversely affected by current and new governmental laws and regulations*

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

*We may not be insured for certain losses*

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

*We may be adversely affected by environmental requirements*

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

*The school bus transportation industry is highly seasonal*

The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, during July and August there is a sharp decrease in revenues. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in recent years, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

*We may not be able to maintain letters of credit or performance bonds required by our transportation contracts*

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

*Some of our customer contracts may be terminated due to factors beyond our control*

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

**Risks Related to the Capital Structure**

*The Issuer is Dependent on the Company for all cash available for distributions*

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the Common Shares and Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian GAAP.

*A significant amount of our cash is distributed, which may restrict potential growth*

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

*STA and STA ULC may not receive dividends from the Company provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all*

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Subordinated Note Indenture, the Seconded Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes and would also be subject to a U.S. dividend withholding tax. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability, and reduce available cash for distribution. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

*Subject to restrictions set forth in the indenture, the Issuer may defer the payment of interest to holders for a significant period of time*

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

*Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution*

The Subordinated Notes are denominated in Canadian dollars, and payment of the Subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to Common Share holders and to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company, are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year hedging arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional hedging arrangements as contracts related to the initial five year agreement expire and (ii) entered into additional hedging arrangements subsequent to the issuance of additional IPS units in connection with the Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS and Common Share distributions for the next five years and approximately 85% of currently anticipated monthly distributions through January 2009, and that STA intends to fund the remaining amount of currently anticipated monthly distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow, and may adversely affect the Issuer's cash distributions.

*The Company's substantial consolidated indebtedness could negatively impact the business*

The Company has a substantial amount of indebtedness. On June 30, 2007, the Company had total indebtedness (including $84.2 million indebtedness to IPS holders and to holders of the Separate Subordinated Notes issued by STA ULC) of $125.5 million. In addition, the indenture under which Subordinated Notes are issued permits future further indebtedness provided that certain covenants are satisfied.

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of IPSs and the underlying Common Shares and Subordinated Notes, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to it or at all;
- the Company's ability to make distributions to STA ULC may be limited, which may make it more difficult for STA ULC to satisfy its obligations with respect to the Subordinated Notes;

- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Subordinated Notes, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Company's common shares;

- the Issuer may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

- the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

- the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The Subordinated Note Indenture does not limit STA ULC's ability to issue additional Subordinated Notes to be represented by additional IPSs in connection with the repurchase of any Class B common shares of the Company in connection with a Repurchase Event.

*STA ULC may not be able to repurchase the Subordinated Notes upon a change of control as required by the Subordinated Note Indenture*

Upon the occurrence of certain specific kinds of change of control events, STA ULC will be required to offer to repurchase outstanding Subordinated Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that STA ULC will not have sufficient funds at the time of the change of control to make any of the required repurchases or the restrictions in the Amended and Restated Credit Agreement may not allow for such repurchases. Failure to purchase tendered Subordinated Notes would constitute a default under the Subordinated Note Indenture, which, in turn, would constitute a default under the Amended and Restated Credit Agreement.

*Changes in the Issuer's creditworthiness may affect the value of the IPSs, Common Shares and Subordinated Notes*

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries that have guaranteed the Subordinated Notes may affect the market price or value and the liquidity of the IPSs, Common Shares and Subordinated Notes.

*The restrictive covenants in the Second Amended and Restated Credit Agreement, the Note Purchase Agreement, and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies*

The Second Amended and Restated Credit Agreement, Note Purchase Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;

- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

- sell assets;

- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;

- enter into transactions with the Company's and/or the Issuer's affiliates;

- create liens; and

- enter into new lines of businesses.

In addition, the Second Amended and Restated Credit Agreement and Note Purchase Agreement include other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

*Deferral of interest payments may have adverse Canadian federal income tax consequences for holders and may adversely affect the trading price of the IPSs.*

If interest payments on the Subordinated Notes are deferred, holders may be required to recognize interest income for Canadian federal income tax purposes in respect of the Subordinated Notes before receiving any cash payment of this interest. In addition, a holder will not receive this cash payment if the holder sells the IPSs or the Subordinated Notes, as the case may be, before the end of any deferral period or before the record date relating to interest payments that are to be paid.

If the Issuer defers interest payments, the IPSs and the Subordinated Notes may trade at a price that does not fully reflect the value of accrued but unpaid interest on the Subordinated Notes. In addition, the existence of the Issuer's right to defer payments of interest on the Subordinated Notes under certain circumstances may mean that the market price for the IPSs or the Subordinated Notes may be more volatile than other securities that do not have these restrictions.

*Future sales, or the possibility of future sales of a substantial amount, of IPSs, Common Shares or Subordinated Notes may impact the price of the IPSs, the Common Shares and the Subordinated Notes and could result in dilution.*

Future sales, or the possibility of future sales of a substantial amount, of IPSs, Common Shares or Subordinated Notes in the public market could adversely affect the prevailing market price of the Issuer's IPSs, the Common Shares and the Subordinated Notes, and could impair the Issuer's ability to raise capital through future sales of those securities. Additionally, the issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

The Issuer may issue Common Shares and Subordinated Notes, which may be in the form of IPSs, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares and/or the aggregate principal amount of Subordinated Notes, which may be in the form of IPSs, or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those IPSs, Common Shares, Subordinated Notes or other securities in connection with any acquisitions or investments.

*Investment eligibility*

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Furthermore, there can be no assurance that Canadian federal income tax laws and administrative practices respecting the treatment of the IPSs (or similar securities) will not be changed in a manner which adversely affects the holders of such securities.

*The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt*

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be interpreted or changed in a manner which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. The Company has received opinions from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to make interest or dividend payments on the Subordinated Notes and the Common Shares owned by STA, and may affect the Company's ability to continue as a going concern.

In addition, such re-characterization may cause Non-U.S. Holders to be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes.

Status of the Subordinated Notes as debt may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

*If Subordinated Notes have significant OID, the Company may not be able to deduct all of the interest on the Subordinated Notes*

Subordinated Notes may be issued at a discount to their face value and, accordingly, such notes may have "significant OID" and thus be classified as "applicable high yield discount obligations" for U.S. federal income tax purposes. If any such Subordinated Notes were so treated, a portion of the OID on such notes would be non-deductible by the Company, and subject to withholding tax, and the remainder would be deductible only when paid. Any limit on the Company's ability to deduct interest for tax purposes would have the effect of increasing the Company's taxable income and may adversely affect the Company's cash flow available for interest payments and distributions to the Company's shareholders.

*An allocation of IPS purchase price that results in OID may reduce the amount a holder can recover upon an acceleration of the payment of principal due on the Subordinated Notes or in the event of the Issuer's bankruptcy*

Under New York and U.S. federal bankruptcy law, if the Subordinated Notes are treated as issued with OID because the allocation of the purchase price is not respected, holders of such Subordinated Notes having OID may not be able to collect the portion of the principal face amount of such Subordinated Notes that represents unamortized OID as of the acceleration or filing date, as the case may be, in the event of an acceleration of the Subordinated Notes or in the event of the Issuer's bankruptcy prior to the maturity date of the Subordinated Notes. As a result, a treatment of the Subordinated Notes as having been issued with OID could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or bankruptcy.

*The Company or other payor may not be able to properly report OID to the holders of IPSs or Subordinated Notes and the IRS, and hence may become subject to substantial IRS penalties for such failure*

The Internal Revenue Code generally requires that the payor of interest and OID report to its payees and the IRS the amounts of interest and OID includable in income with respect to such payees, unless an exception to reporting applies. If any Subordinated Notes have OID and no exception to reporting applies, the Company or other payor may not be able to properly report the amount of OID to the proper payee because all of the Subordinated Notes are being issued and will be traded under the same CUSIP number and will be held in book-entry form in the name of the CDS or its nominee, CDS & Co. As a result, the identity of the holders of the Subordinated Notes issued with OID may not be known, and hence the Company or other payor may not be able to properly report OID to the IRS and to the proper payees. This could result in substantial penalties to the Company.

In such circumstances, the Company or other payor may choose to report such OID to all holders of Subordinated Notes. The Company believes that such reporting may satisfy the OID reporting requirements and hence reduce or eliminate any exposure of the Company to penalties for not properly reporting. Non-U.S. Holders who qualify for the Portfolio Interest Exemption generally should not be subject to OID reporting, and hence generally should not be impacted by such reporting.

As a result, a holder subject to OID reporting may be required to report OID even though such holder purchased Subordinated Notes having no OID unless such holder can establish to the IRS that its Subordinated Notes do not have OID. The IRS might assert that, unless a holder can establish that it is not holding Subordinated Notes with OID, all Subordinated Notes held by such holder will have OID.

*The Subordinated Notes may have OID for U.S. federal income tax purposes.*

Subordinated Notes may be issued in different transactions, and therefore certain issuances may raise OID concerns depending on the facts at the time, e.g., if the allocation of the purchase price of each IPS to the Subordinated Notes were determined to be too high or if the likelihood of a deferral of interest payments on the Subordinated Notes were determined not to be "remote" or if an interest deferral actually occurred.

A Non-U.S. Holder generally would not be subject to U.S. federal income tax with respect to such OID so long as such OID is not effectively connected with such holder's conduct of a trade or business within the U.S. and such holder qualifies for the Portfolio Interest Exemption. If the Non-U.S. Holder failed to satisfy these requirements, a holder generally would be required to include OID in income in advance of the receipt of cash attributable to that income, and such OID may be subject to U.S. federal income or withholding taxes.

The requirement to include OID in income in advance of the receipt of cash attributable to that income may discourage U.S. persons and those Non-U.S. Holders subject to U.S. federal income tax on OID from acquiring IPSs or Subordinated Notes and may adversely affect the liquidity of the IPSs and Subordinated Notes.

*Certain U.S. tax considerations may discourage third parties from pursuing a tender offer or other change of control transaction*

Under certain circumstances, Code Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax. For these purposes, a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. The purchase of an IPS will be treated for U.S. tax purposes as a purchase of both an equity interest and a creditor's interest in the Issuer. As a result, a purchase by any non-U.S. person of more than 50% of the IPSs could result in the Issuer's interest deductions being limited with respect to the Subordinated Notes represented by those IPSs or otherwise owned by such person. This could discourage third parties from pursuing a tender offer or other change of control transaction with respect to the Issuer, which otherwise might have led to a premium being paid for IPSs.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

*We may not be able to make all principal payments on the Subordinated Notes*

The Subordinated Notes will mature on December 21, 2016. STA ULC may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STA ULC will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the guarantee provided by the Company.

*There is no active public market for the Common Shares and Subordinated Notes and holders may have limited liquidity*

Although the Common Shares and the Subordinated Notes are listed and posted for trading on the TSX, they do not currently have an active trading market. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares, including the Exchange Offer, there is no guarantee that an active trading market will emerge. Moreover, some of the steps taken to increase the liquidity of the Common Shares, including the Exchange Offer, will reduce the liquidity of the IPSs and the Subordinated Notes. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

*The market price for the IPSs, Common Shares or Subordinated Notes may be volatile*

There has been a limited public market for income participating securities. Factors such as variations in the Issuer's financial results, announcements by the Issuer or others, developments affecting the Company's business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

*The Company's interest deductions on the Subordinated Notes are likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain "triggering events" occur*

Pursuant to Code section 1503(d) and the Treasury Regulations thereunder, the interest deductions generated on the Subordinated Notes will likely generate a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and will therefore be deductible by the Company only if the Company and STA ULC make the appropriate election and comply with all applicable requirements, including annual reporting and certification requirements. The Company and STA ULC have made, and intend to continue to make, such election and to comply with all applicable requirements. Even if such an election is made, however, if any of several "triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), the Company will generally be required to report the amount of any prior interest deductions on the Subordinated Notes (plus interest thereon) as gross income in the year of the triggering event. The Company and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if the Company and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, the Company's taxable income and thus its U.S. federal income tax liability would be materially increased. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Subordinated Notes and the Common Shares and the Company's ability to continue as a going concern.

*Application of U.S. federal income tax corporate "inversion" rules is uncertain*

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STA, because the selling shareholders of the Company do not own any stock in STA as a result of the original offering and related transactions or subsequent IPS offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STA and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to Non-U.S. Holders.

*Ownership change may limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability*

The IPO of the IPSs resulted in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carry forwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, as well as any prior or subsequent ownership changes (if any), there will be specific limitations on our ability to use our net operating loss carry forwards and other tax attributes from periods prior to the IPO or subsequent ownership change. This may increase our U.S. federal income tax liability. Such an increase would reduce the funds available for the payments of dividends on the Class A common stock and interest on the Subordinated Notes.

*Because the Company, the promoter of the Issuer, is organized under the laws of a foreign jurisdiction and resides outside of Canada, certain civil liabilities and judgments may not be enforceable against it*

The Company is a promoter of the Issuer and is organized under the laws of a foreign jurisdiction and resides outside Canada. A significant portion of its directors and officers and certain of the experts named elsewhere in this Annual Information Form are residents of countries other than Canada. Substantially all of the Company's assets and the assets of these persons are located outside of Canada. As a result, although the Company has appointed STA as its agent for service of process in Ontario, it may be difficult for IPS holders to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for holders of IPSs to collect from the Company or these other non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for IPS holders to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

## MARKET FOR SECURITIES

The IPSs are listed and posted for trading on the Toronto Stock Exchange (the "TSX").

The monthly average volume of trading and price ranges of the IPSs on the TSX over fiscal 2007 are set forth in the following table:

| Period | High$ | Low$ | Volume |
|---|---|---|---|
| July 2006 | 12.00 | 11.25 | 600,843 |
| August 2006 | 12.05 | 11.25 | 436,028 |
| September 2006 | 12.87 | 11.82 | 1,115,231 |
| October 2006 | 12.85 | 11.19 | 538,755 |
| November 2006 | 12.35 | 10.40 | 2,247,083 |
| December 2006 | 11.65 | 10.88 | 982,191 |
| January 2007 | 11.30 | 10.40 | 487,961 |
| February 2007 | 12.00 | 10.40 | 1,223,462 |
| March 2007 | 11.89 | 11.20 | 770,246 |
| April 2007 | 12.45 | 11.12 | 675,802 |
| May 2007 | 11.97 | 11.44 | 332,101 |
| June 2007 | 12.44 | 11.62 | 280,860 |

## PRIOR ISSUANCES

The only issuance of securities by the Issuer in the 12 months prior to June 30, 2007 were:

- On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333 Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2006. The issuance of Class B – Series Two common shares represented additional minority interest to the Company.

- 3,010,000 Common Shares were issued in March 2007, on a private placement basis, for proceeds of Cdn. $20,016,500;

- the Issuer announced the Exchange Offer on July 30, 2007, under which holders of Subordinated Notes were offered 0.67 Common Shares in exchange for each Cdn. $3.847 principal amount of Subordinated Notes. The Exchange Offer expired on September 4, 2007 as scheduled, and pursuant to expiry, approximately 8.0 million Common Shares were issued in exchange for Cdn. $45.8 million in principal amount of Subordinated Notes tendered in connection with the Exchange Offer; and

- During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

## PROMOTERS

STA, Inc., a wholly-owned subsidiary of the Company, is considered to be a promoter of the Issuer by reason of its initiative in organizing the business and affairs of the Issuer.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company utilized Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. Amounts paid by the Company to Coast Cities were $200,000 and $300,000 for the fiscal year ended June 30, 2007 and for fiscal year ended June 30, 2006, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company did not make any payments to Reilly Partners during the 2007 fiscal year for executive search services.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer who is, or at any time during the most recently completed financial year of the Issuer was, a director or executive officer of the Issuer, has any indebtedness to the Issuer or any of its subsidiaries.

## TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

## MATERIAL CONTRACTS

The only material contracts (other than contracts entered into in the ordinary course of business) to which the Issuer or the Company is a party as at June 30, 2007, are as follows:

- The Subordinated Note Indenture referred to under "Description of Subordinated Notes";
- First Amendment to the Amended and Restated Credit Agreement dated September 15, 2005;
- Second Amendment to the Amended and Restated Credit Agreement dated November 30, 2005;
- Third Amendment to the Amended and Restated Credit Agreement dated December 19, 2005;
- Fourth Amendment to the Amended and Restated Credit Agreement dated January 19, 2005;
- Fifth Amendment to the Amended and Restated Credit Agreement dated March 31, 2005;
- Sixth Amendment to Amended and Restated Credit Agreement dated September 29, 2006;
- Note Purchase Agreement dated December 14, 2006;
- Second Amended and Restated Credit Agreement dated December 14, 2006;
- First Amendment to Second Amended and Restated Credit Agreement dated March 23, 2007;
- Second Amendment to Second Amended and Restated Credit Agreement dated June 29, 2007;
- Third Amendment to Second Amended and Restated Credit Agreement dated August 31, 2007;
- First Amendment to Note Purchase Agreement dated July 23, 2007; and
- The Equity Incentive Plan referred to under "Equity Incentive Plan" and "General Development of the Business".

Each of these material contracts is available for review on SEDAR at www.sedar.com.

## NAMES OF EXPERTS AND INTEREST OF EXPERTS

Ernst & Young LLP, the Issuer's auditor, has been named as having prepared a certified statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – *Continuous Disclosure Obligations* by the Issuer during, or relating to the Issuer's fiscal year ended June 30, 2007. To the knowledge of the Issuer, Ernst & Young LLP is independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

## ADDITIONAL INFORMATION

Additional information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed fiscal year. Copies of such documents and any additional information related to the Issuer may be found on SEDAR at www.sedar.com. In the alternative, copies may be obtained from our Chief Financial Officer upon written request.

Additional information including directors' and officers' remuneration and indebtedness and the principal holders of the Issuer's securities and securities authorized for issuance under the Issuer's equity compensation plans, will be contained in the Issuer's Management Information Circular to be filed in connection with the annual meeting of shareholders of the Issuer to be held in respect of its 2007 fiscal year.

## SCHEDULE "A"

## STUDENT TRANSPORTATION OF AMERICA LTD.

### *AUDIT COMMITTEE CHARTER*

**Amended: September 21, 2006**

The Audit Committee (the "**Committee**") of Student Transportation of America Ltd. (the "**Issuer**") is established in order to assist the board of directors of the Issuer in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

- the integrity of the Issuer's accounting and financial reporting practices and procedures,
- the adequacy of the Issuer's internal accounting controls and procedures,
- the quality and integrity of the Issuer's consolidated financial statements,
- compliance by the Issuer with legal and regulatory requirements, in regard to financial disclosure, that the Issuer is subject to;
- performance of the Issuer's Chief Financial Officer, including reviewing same for ultimate report by the Committee Chairman to the Issuer's Chief Executive Officer, in conjunction with the CEO's annual review of the Issuer's CFO; and
- the independence and performance of the Issuer's independent auditor.

**Composition**:

- The board of directors of the Issuer shall elect annually from among its members a committee to be known as the Audit Committee to be composed of not less than three directors, each of whom qualify as "independent directors" within the meaning of Multilateral Instrument 52-110 – Audit Committees, as amended from time to time (the "**Audit Committee Rule**"); and each of whom is "financially literate" (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.

**Reports**:

The Committee shall report to the board of directors of the Issuer on a regular basis and, in any event, before the public disclosure by the Issuer of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Issuer's consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Issuer's independent auditor.

**Responsibilities**:

Subject to the powers and duties of the board of directors of the Issuer, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Issuer:

**A. Financial Statements and Other Financial Information**

The Committee shall:

(i) review the Issuer's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii) review the Issuer's consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(iii) following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Issuer the approval of such financial statements and related documents;

(iv) review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Issuer's consolidated financial statements;

(v) review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(vi) review a summary provided by the Issuer's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Issuer and its subsidiaries;

(vii) review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Issuer prior to any disclosure to the public; and

(viii) have the responsibility of reviewing, in advance, any communications between the Issuer and any applicable securities regulators or commissions.

**B. Financial Reporting Control Systems**

The Committee shall:

(i) report to the Board on a regular basis, prior to the public release by the Issuer of its quarterly and annual financial statements;

(ii) require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Issuer's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(iii) annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Issuer's consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(iv) if applicable, at a time when internal audit personnel are in place, meet separately with the such personnel responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(v) submit to the board of directors of the Issuer, and the boards of directors of its subsidiaries, any recommendations that the Committee may have from time to time (through its own inquiries or those of advisors retained by the Committee) with respect to financial reporting, accounting procedures and policies and internal controls;

(vi) review reports from senior officers of the Issuer and its subsidiaries outlining any significant changes in financial risks facing the Issuer;

(vii) review the management letter of the independent auditor and the responses to suggestions made;

(viii) review any new appointments to senior positions of the Issuer and its subsidiaries with financial reporting responsibilities;

(ix) satisfy itself that adequate procedures are in place for the review of the Issuer's disclosure of the Issuer's financial information extracted or derived from the Issuer's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(x) establish a written policy regarding procedures for:

(a) receipt, retention and treatment of complaints received by the Issuer or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Issuer or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(xi) establish, or review and approve the Issuer's (and its respective subsidiaries') hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Issuer; and

(xii) obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.

## C. Independent Auditor

The Committee shall:

(i) Obtain confirmation from the independent auditor that it will be accountable to, and report directly to, the Audit Committee of the Board;

(ii) review the audit plan with the independent auditor;

(iii) review regularly the performance, qualifications and independence of the independent auditor, as well as the competence and responsiveness of the individual partners assigned to the Issuer's account;

(iv) discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(v) recommend to the board of directors of the Issuer each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer and the remuneration of the independent auditor;

(vi) if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(vii) annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

(viii) oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(ix) discuss with the Issuer's independent auditor the quality and not just the acceptability of the Issuer's accounting principles;

(x) meet with the Issuer's independent auditor on a regular basis in the absence of management; and

(xi) relay its expectations to the Issuer's independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Issuer's financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Issuer, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement.

**Structure**:

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.
- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than quarterly each year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Issuer or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice unless so warranted.
- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.
- Any member of the Committee may be removed or replaced at any time by the board of directors of the Issuer and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.
- The independent auditor of the Issuer shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Issuer, to attend and be heard thereat.
- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.
- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

**Chairman of the Committee**:

The chairman of the Committee (the "**Chairman**") is responsible for the effective functioning of the Committee.

The Chairman of the Committee shall:

- Establish procedures to govern the Committee's work and ensure the Committee's full discharge of its duties, including:
  - Collaborating with the Lead Director of the board of directors, the CEO, the CFO and other members of management, where appropriate, to develop the agenda for Committee meetings;
  - Obtaining appropriate information from management to enable the Committee to exercise its duties;
  - Ensuring that all items requiring Committee approval or Committee recommendations to the board of directors are appropriately tabled;
  - Ensuring proper flow of information to the Committee and reviewing adequacy and timing of required documentary materials;
  - Ensuring that external advisors retained or to be retained by the Committee are appropriately qualified and independent;
  - Ensuring that the Committee has access to such members of senior management as may be required;
  - Ensuring an open and frank relationship between the Committee and the internal and external auditors; and
  - Supporting the independence of the external auditor from management;
- Discuss as necessary with the Chair of the Compensation, Nominating and Corporate Governance Committee the skills, experience and talents required for the Committee on an ongoing basis;
- Chair every meeting of the Committee and encourage a free and open discussion at the meetings;
- Report to the board of directors on behalf of the Committee;
- Attend every meeting of securityholders and respond to such questions from securityholders as may be put the Chair of the Audit Committee; and
- Carry out other duties as requested by the Board, depending on need and circumstances.

**Non-Audit Services of Independent Auditor**:

The Committee shall review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

**Independent Advice**:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors at the expense of the Issuer, as required to fulfill its duties, and to set and pay the compensation for any such advisors.

**Annual Evaluation**:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.
- Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Issuer any improvements to its terms of reference that the Committee determines to be appropriate.

**Limitation**:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Issuer mandated by applicable law.

**Limitation on Committee's Duties**

Except as otherwise required by applicable laws including the Audit Committee Rules, in contributing to the Committee's discharge of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Issuer are subject.

Except as otherwise required by applicable laws including the Audit Committee Rules, it is not the duty of the Committee to prepare financial statements or ensure their accuracy or absence of errors and omissions, to plan or conduct audits, to determine that the financial statements are complete and accurate and in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Issuer's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this charter is intended to make the Committee liable for any non-compliance by the Issuer with applicable laws or regulations.

The Committee is a committee of the board of directors and is not and shall not be deemed to be an agent of the Issuer's securityholders or creditors for any purpose whatsoever. The board of directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Issuer or to any other liability whatsoever.

Except as otherwise required by applicable laws including the Audit Committee Rules, members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Issuer by the external auditor, (iv) financial statements of the Issuer represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Issuer in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

**Definitions**:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer's financial statements.

"**independent director**" means a director who has no direct or indirect material relationship with the Issuer.[1]

"**material relationship**" means a relationship which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:[2]

(a) an individual who is, or has been within the last three years, an employee or executive officer[3] of the Issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(c) an individual who:

(i) is a partner[4] of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

---

[1] For the purpose of the definitions of "independent director" and "material relationship" in this section, "Issuer" includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

[2] An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004 (or before June 30, 2005 where the relationship existed with respect to a subsidiary or parent of the Issuer). An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

[3] An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

[4] A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[5] from the Issuer during any 12 month period within the last three years.[6]

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[5] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[6] An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.